UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the six-month period ended June 30, 2010 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on August 31, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On August 31, 2010, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the six-month period ended June 30, 2010. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of International Financial Reporting Standards (“IFRS”).

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE SIX-MONTH PERIOD ENDED JUNE 30, 2010 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

as of June 30, 2010

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Thousands of U.S. dollars

This document is composed of:

-	Report of Independent Auditors

-	Interim Consolidated Statement of Comprehensive Income by function.

-	Interim Consolidated Statement of Comprehensive Income

-	Interim Consolidated Statement of Cash Flows

-	Interim Statements of Changes in Net Shareholders’ Equity

-	Explanatory Notes to the Interim Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION

ASSETS	Note	As of June 30, 2010 ThUS$	As of December 31, 2009 ThUS$	As of January 1, 2009 ThUS$
Current assets
Cash and cash equivalents	6.0	386,933	530,394	303,799
Other current financial assets	9.1	159,525	75,537	21,720
Other non-financial current assets	25	25,243	34,375	41,971
Trade and other receivables	9.2	379,983	325,823	334,791
Trade and other receivables due from related parties, current	8.6	40,705	68,656	51,027
Inventories	7.0	618,071	630,763	540,877
Current tax assets	28.1	41,058	41,825	1,695
Total current assets		1,651,518	1,707,373	1,295,880

Non-Current Assets
Other financial assets	9.1	106	113	101
Other non-financial assets	25	29,276	30,880	26,444
Non-current rights receivable	9.2	3,718	4,208	766
Trade and other receivables due from related parties, non-current	8.7	-	-	2,000
Investments accounted for using the equity method	11.0	61,823	55,185	36,934
Intangible assets other than goodwill	13.1	3,072	2,836	3,525
Goodwill	13.1	38,388	38,388	38,388
Property. plant and equipment	14.1	1,338,535	1,300,546	1,076,531
Investment property	14.4	1,389	1,405	1,436
Deferred tax assets	28	195	870	1,969
Total Non-Current Assets		1,476,502	1,434,431	1,188,094
Total Assets		3,128,020	3,141,804	2,483,974

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION , continued

Liabilities and Equity	Note	As of June 30, 2010 ThUS$	As of December 31, 2009 ThUS$	As of January 1, 2009 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	9.4	82,762	268,855	159,120
Trade and other payables	9.5	144,747	184,195	110,802
Trade payables due to related parties. current	8.8	3,602	3,892	178
Other current provisions	18.1	12,917	18,222	9,551
Current tax liabilities	28.2	10,958	1,298	89,142
Current provision for employee benefits	16.1	37,596	16,375	22,112
Other non-financial liabilities. current	18.3	56,795	52,205	115,682
Total current liabilities		349,377	545,042	506,587

Non-current liabilities
Other non-current financial liabilities	9.4	1,094,410	1,024,350	511,342
Non-current liabilities	9.5	26	187	398
Other long-term provisions	18.2	3,500	3,500	3,181
Deferred tax liabilities	28.4	71,328	53,802	27,188
Non-current provisions for employee benefits	16.1	24,000	50,473	35,059
Total non-current liabilities		1,193,264	1,132,312	577,168
Total Liabilities		1,542,641	1,677,354	1,083,755

Equity
Issued capital		477,386	477,386	477,386
Retained earnings		1,069,167	951,173	888,369
Other reserves		(6,379)	(9,806)	(12,077)
Equity attributable to the owners of the controlling entity		1,540,174	1,418,753	1,353,678
Non-controlling interest		45,205	45,697	46,541
Total Equity		1,585,379	1,464,450	1,400,219
Total liabilities and equity		3,128,020	3,141,804	2,483,974

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

		From January to June		From April to June
		2010	2009	2010	2009
	Note	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	20	865,267	668,388	476,745	347,245
Cost of sales		(562,066)	(392,026)	(305,042)	(212,968)
Gross profit		303,201	276,362	171,703	134,277

Other income by function	27	3,660	2,482	2,035	1,326
Administrative expenses		(36,067)	(35,204)	(18,292)	(19,206)
Other expenses by function	27	(9,911)	(15,992)	(4,867)	(6,816)
Other gains (losses)	27	(6,569)	57	577	6
Finance income		2,854	7,860	585	3,947
Finance expenses	22	(17,907)	(15,750)	(10,122)	(7,808)
Equity in gains (losses) of associates and joint ventures accounted for using the equity method		4,999	1,522	1,940	1,615
Foreign currency translation differences	23	(5,352)	(6,269)	(2,218)	(556)
Profit (loss) before income tax		238,908	215,068	141,341	106,785
Income tax expense	28.4	(56,028)	(42,193)	(35,332)	(21,365)
Profit (loss) from continuing operations		182,880	172,875	106,009	85,420

Profit (loss)		182,880	172,875	106,009	85,420
Gain (loss) attributable to
Gain (loss) attributable to the owners of the parent		181,522	174,199	105,029	85,810
Gain (loss) attributable to non-controlling interest		1,358	(1,324)	980	(390)
Profit (loss) for the period		182,880	172,875	106,009	85,420

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION, continued

	From January to June		From April to June
	2010	2009	2010	2009
	ThUS$	ThUS$	ThUS$	ThUS$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.6897	0.6619	0.3991	0.3260

Basic earnings per share (US$ per share) from continuing operations	0.6897	0.6619	0.3991	0.3260

Diluted common shares
Diluted earnings per share (US$ per share)	0.6897	0.6619	0.3991	0.3260

Diluted earnings per share (US$ per share) from continuing operations	0.6897	0.6619	0.3991	0.3260

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	From January to June		From April to June
	2010	2009	2010	2009
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$

Profit (loss) for the period	182,880	172,875	106,009	85,420
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences. before tax	(355)	1,032	(176)	443
Other comprehensive income before taxes and foreign currency translation differences	(355)	1,032	(176)	443
Cash flow hedges
Gains (losses) from cash flow hedges before tax	4,557	11,225	(6,242)	835
Other comprehensive income before tax and cash flow hedges	4,557	11,225	(6,242)	835

Other comprehensive income components. net of tax	4,202	12,257	(6,418)	1,278
Income tan related to other comprehensive income
Income tax related to other comprehensive income cash flow hedges	(775)	(1,908)	1,061	(142)
Addition of income tax related to other comprehensive income components	(775)	(1,908)	1,061	(142)

Other comprehensive income	3,427	10,349	(5,357)	1,136

Total comprehensive income	186,307	183,224	100,652	86,556

Comprehensive income attributable to
Comprehensive income attributable to the parent’s owners	184,949	184,548	99,672	86,946
Comprehensive income attributable to non-controlling interest	1,358	(1,324)	980	(390)
Total comprehensive income	186,307	183,224	100,652	86,556

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Statement of cash flows	6/30/2010 ThUS$	6/30/2009 ThUS$

Cash flows provided by (used in) operating activities
Profit (loss)	182,880	172,875
Adjustment due to reconciliation of profit (loss)

Adjustment for decreases (increases) in inventories	16,353	(97,192)
Adjustment for decreases (increases) in trade receivables	(35,360)	(24,059)
Adjustment for decreases (increases) in other receivables from operating activities	(12,170)	22,178
Adjustment for decreases (increases) in trade payables	(40,191)	(21,805)
Adjustment for decreases (increases) in other payables related to operating activities	(15,588)	(113,889)
Adjustment for depreciation and amortization	67,678	65,714
Adjustment for provisions	2,075	48,500
Adjustments for unrealized gains (losses) in foreign translation	5,352	6,269
Adjustment for loss (gain) in fair value
Adjustment for undistributed gains from equity-accounted associates	(4,999)	(1,522)
Other adjustments for entries other than cash	100,716	74,542
Other adjustments for which the effects on cash are cash flows from investing or financial activities	(3)	(193)

Total gains (losses) reconciling adjustments	83,863	(41,457)

Interest paid	(9,442)	(10,899)
Income taxes reimbursed (paid)	-	-

Net cash flows provided by (used in) operating activities	257,301	120,519

Cash flows provided by (used in) investing activities

Other payments to acquire interest in joint ventures	(3,500)	-
Proceeds from the sale of property. plant and equipment	915	1,772
Purchases of property. plant and equipment	(142,734)	(151,140)
Cash advances and loans granted to third parties	706	(1,816)
Payments from future. forward. option and financial swap derivative contracts	(122,739)	-
Proceeds from future. forward. option and swap financial contracts	15,043	-

Net cash flows provided by (used in) investing activities	(252,309)	(151,184)

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS, continued

Cash flows provided by(used in) financing activities

Amounts received from the issuance of other equity instruments	250,000	372,347
Amounts received from long-term loans	79,500	199,500
Amounts received from short-term loans
Total amounts received from loans	79,500	199,500
Payments of loans	(403,540)	(130,000)
Dividends paid	(65,190)	(243,962)
Other cash inflows (outflows)	(6,696)	(7,234)

Net cash flows provided by (used in) financing activities	(145,926)	190,651

Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rates	(140,934)	159,986

Effects of variation in exchange rate on cash and cash equivalents

Effects of variation in exchange rate on cash and cash equivalents	(2,527)	16,256
Net increase (decrease) in cash and cash equivalents	(143,461)	176,242

Cash and cash equivalents at beginning of the period	530,394	303,799

Cash and cash equivalents at the end of the period	386,933	480,041

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM STATEMENT OF CHANGES IN EQUITY

	Issued capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Other reserves	Subtotal Other reserves	Retained earnings	Equity attributable to the Parent Company's owners	Non-controlling interest	Total equity

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45.697	1.464.450

Profit for the period	-	-	-	-	-	181,522	181,522	1.358	182.880
Other comprehensive income	-	(355)	3,782	-	3,427	-	3,427	-	3.427

Comprehensive income	-	-	-	-	-	-	184,949	1.358	186.307
Dividends	-	-	-	-	-	(63,528)	(63,528)	-	(63.528)

Increase (decrease) for transfers and other changes	-	-	-	-	-	-	-	(1.850)	(1.850)
Changes in equity	-	(355)	3,782	-	3,427	117,994	121,421	(492)	120.929
Ending balance, current period: June 30, 2010	477,386	879	(4,202)	(3,056)	(6,379)	1,069,167	1,540,174	45.205	1.585.379

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM STATEMENT OF CHANGES IN EQUITY

	Issued capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Other reserves	Subtotal Other reserves	Retained earnings	Equity attributable to the Parent Company's owners	Non-controlling interest	Total equity

Beginning balance, January 1, 2009	477,386	-	(7,891)	(4,186)	(12,077)	888,369	1,353,678	46.541	1.400.219

Profit for the period	-	-	-	-	-	174,199	174,199	(1.324)	172.875
Other comprehensive income	-	1,032	9,317	-	10,349	-	10,349	-	10.349

Comprehensive income	-	-	-	-	-	-	184,548	(1.324)	183.224
Dividends	-	-	-	-	-	(175,492)	(175,492)	-	(175.492)

Increase (decrease) for transfers and other changes	-	-	-	-	-	-	-	(2.708)	(2.708)
Changes in equity	-	1,032	9,317	-	10,349	(1,293)	9,056	(4.032)	5.024
Ending balance, June 30, 2009	477,386	1,032	1,426	(4,186)	(1,728)	887,076	1,362,734	42.509	1.405.243

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

Note		Page

	2.30 Good and service insurance expenses	52
	2.31 Intangibles assets	52
	2.32 Research and development expenses	53
	2.33 Classification of balances under current and non-current	54

3	First adoption of International Financial Reporting Standards
	Application of IFRS	55
	Reconciliation of net equity from Generally Accepted Accounting Principles in Chile to International Financial Reporting Standards as of January 1, 2009	57
	Reconciliation of net equity from Generally Accepted Accounting Principles in Chile to International Financial Reporting Standards as of December 31,2009	57
	Reconciliation of profit for the period from Generally Accepted Accounting Principles in Chile to Information reporting Financial Standards as of December 31, 2009	58
	Explanation of the transition to IFRS	59

4	Financial risk management
	4.1 Risk management policy	63
	4.2 Risk factors	64
	4.3 Risk measurement	67

5	Changes in estimates and accounting policies (uniformity)	68

6	Cash and cash equivalents
	6.1 Classes of cash and cash equivalent	69
	6.2 Other cash and cash equivalents	69
	6.3 Information on cash and cash equivalents by currency	70
	6.4 Amount of significant cash balances not available	71
	6.5 Detail of time deposits	72

7	Inventories	73

8	Related parties: disclosures
	8.1 Information for disclosure on related parties	74
	8.2 Relationships between the parent company and the entity	74
	8.3 Intermediate parent company and companies controlled by SQM S.A. which publicly issue financial statements	75
	8.4 Detailed identification of the link between the parent company and the subsidiary subsidiary	75
	8.5 Detail of related parties and transactions with related parties	76
	8.6 Trade and other receivables due from related parties, current	78
	8.7 Trade and other receivables due from related parties, non-current	78
	8.8 Trade and other payables due to related parties, current	79
	8.9 Board of Directors and senior management	79

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

Note		Page

16	Employee Benefits
	16.1 Provisions for employee benefits	128
	16.2 Policies on defined benefit classes	129
	16.3 Other long-term benefits	130
	16.4 Employee post-retirement obligations	132

17	Disclosures on net equity
	17.1 Disclosures on issued capital	134
	17.2 Disclosures on preferred share capital	134
	17.3 Dividend policy	136
	17.4 Provisional dividends	137

18	Provisions and other non-financial liabilities
	18.1 Classes of provisions	137
	18.2 Description of other provisions	138
	18.3 Other liabilities	139
	18.4 Movements in provisions	140
	18.5 Detail of main classes of provisions	141

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	142
	19.2 Restrictions	145
	19.3 Commitments	145
	19.4 Restricted or pledged cash	145
	19.5 Sureties obtained from third parties	146
	19.6 Indirect guarantees	147

20	Revenue	148

21	Earnings per share	148

22	Loan costs	149

23	Effect of variations in foreign currency exchange rates	150

24	The Environment	151
	24.1 Disclosures on disbursements related to the environment	151
	24.2 Detail of information on disbursements related to the environment	152
	24.3 Description of each project indicating whether these are in pro0cess or have been finished	126

25	Other current and non-current non-financial assets	167

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Interim Consolidated Financial

Statements

 as of  June 30, 2010

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 1. Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historical Background
 Sociedad Química y Minera de Chile S.A. (the “Company”) is an open stock corporation organized under the laws in the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4,537 Nº 1,992. The Parent Company is located at El Trovador 4285, 6th Floor, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

Our products are divided into five main categories, as follows:

Specialty Plant Nutrition: Products in this business line are niche fertilizers, used in specialty crops. This business is characterized by being closely related to its customers to which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Potassium derived fertilizers, and in particular potassium nitrate, play an important role in crop development, and they also improve post-harvest shelf life, quality, flavor and fruit color. Products in this business line include potassium nitrate, which is sold in multiple grades and as a part of other specialty mixtures, sodium nitrate and potassium sodium nitrate, and more than 200 specialty blends.

Iodine: SQM is the largest global producer of iodine, a product widely used in a variety of industries such as pharmaceutical, technological and health/nutrition.  During the 8 years prior to the economic crisis, demand for iodine grew between 6% and 7% per year mainly due to its use in x ray contrast media and polarizing film for LCD displays. This growth trend should return to the industry in the medium-term.

Lithium: SQM’s Lithium is widely used in rechargeable batteries for cell phones, cameras and laptops. The sale of lithium grew at an average rate of 7% to 8% in the 10 years leading up to the financial crisis. During the financial crisis, overall consumption fell significantly. SQM is the worldwide leader in the production and sale of lithium. Demand growth should return to pre-crisis rates in the short term. Through the development of lithium-based products, SQM provides important resources to face modern challenges such as the efficient use of energy and raw materials.  Lithium is not only used in rechargeable batteries and in technologies for electric vehicles, but also used in industrial applications to lower melting temperature, helping to save energy and reduce costs.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 1. Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries, continued

Industrial Chemicals: Industrial chemicals include various products that are as inputs in a number of production processes. SQM has participated in this business segment for more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride.  In recent years a new, important application has developed in the field of renewable energy; sodium nitrate and potassium nitrate are being used in new solar energy plants to store thermal energy. There are currently projects being developed in countries such  Spain and the United States, as these countries aim to reduce their CO2 emissions.

Potassium: Potassium is an essential macro-nutrient that, although not part of a plant’s structure, has a significant role in the development of its basic functions. Potassium increases post-harvest shelf life, improves flavor, vitamin content and physical appearance. In this business line, SQM produces and sells potassium chloride and potassium sulfate, both produced from brines extracted from the Salar de Atacama salt flat in the north of Chile. In this business line SQM has focused a significant part of it investments plan, allowing a significantly increase in the Company’s production levels in the last 2 years.

Employees

As of June 30, 2010 and December 31, 2009 we had employees as detailed below:

	6/30/2010	12/31/2009

Employees in Chile	3,893	4,161
Employees elsewhere	234	226
Permanent employees	4,127	4,387

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 1. Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries, continued

Majority shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of June 30, 2010 and as of December 31, 2009.  In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares.  The information below is taken from our records and reports registered by the individuals indicated below with the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange.

Shareholder 6/30/2010	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares	Total % of shares
Sociedad de Inversiones Pampa Calichera S.A (*).	57,934,256	40.56%	8,643,774	7.18% %	25.30%
Inversiones El Boldo Limitada	44,679,453	31.28%	17,643,419	14.66%	23.68%
The Bank of New York	-	-	49,072,914	40.77%	18.64%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Inversiones Global Mining (Chile) Limitada (*).	9,927,168	6.95%	-	-	3.77%
Banchile Corredores de Bolsa S.A.	187,514	0.13%	4,921,472	4.09%	1.94%
Bolsa de Comercio de Santiago (the Santiago Stock Exchange)	3,805,371	2.66%	692,654	0.58%	1.71%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
AFP Provida S.A. Fdo. Pensión C	-	-	2,393,750	1.99%	0.91%
Banco Itau on behalf of investors	-	-	2,217,001	1.84%	0.84%
(*) Total Pampa Group 28.68%

Shareholder as of 12/31/2009	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares	Total % of shares
Sociedad de Inversiones Pampa Calichera S.A. (*)	57,934,256	40.56%	7,544,215	6.27%	24.88%
Inversiones El Boldo Limitada	44,679,453	31.28%	17,643,419	14.66%	23.68%
The Bank of New York	-	-	55,734,253	46.30%	21.18%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Inversiones Global Mining (Chile) Limitada (*)	9,993,168	7.00%	-	-	3.80%
Banchile Corredores de Bolsa S.A.	123,318	0.09%	5,326,662	4.42%	2.07%
Bolsa de Comercio de Santiago (the Santiago Stock Exchange)	3,805,371	2.66%	729,421	0.61%	1.72%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
AFP Provida S.A. Fdo. Pensión C	-	-	2,900,035	2.41%	1.10%
Banco Itau on behalf of investors	-	-	2,242,292	1.86%	0.85%
(*) Total Pampa Group 28.68%

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied

2.1Accounting period

These interim consolidated financial statements cover the following period:
-	Interim consolidated statements of financial position for the period ended as of June 30, 2010 and the year ended as of December 31, 2009.

-	Interim consolidated statements of changes in net equity for the period ended as of June 30, 2010 and 2009.

-	Interim consolidated statements of comprehensive income for the period between January 1 and June 30, 2010 y 2009, respectively

-	Interim consolidated statements of cash flows, indirect method for the period ended as of June 30, 2010 and 2009.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010
Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.2      Basis of preparation of interim consolidated financial statements

Interim and annual consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and requirements of the Superintendence of Securities and Insurance.

These interim and annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated interim and annual accounts comply with each IFRS in force at their date of presentation.

For comparative purposes, the Company’s statement of financial position as of 12/31/2009 and the Company’s Income statement as of 6/30/2009 haven been converged from Chilean GAAP to IFRS.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

a)	Accounting pronouncements

At the date of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB but their application was not compulsory:

New standards. improvements and amendments	Mandatory application beginning on
IFRS 9 Financial Instruments	January 1, 2013
IFRS 3 Business Combinations	January 1, 2011
IFRS 7 Financial Instruments: Disclosures	January 1, 2011
IAS 1 Presentation of Financial Statements	January 1, 2011
IAS 27 Consolidated and Separate Financial Statements	January 1, 2011
IAS 32 Financial Instruments: Presentation	January 1, 2011

The Company’s management believes the adoption of these standards, amendments and interpretations described above will not have any significant impact on the Company’s interim consolidated financial statements in their first-application period.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.3	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s interim consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the primary economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The interim consolidated financial statements are presented in thousands of U.S. dollars with no decimals.

(b)	Transactions and balances

Transaction balances denominated in a currency other than the functional currency (U.S. dollar) are converted using the exchange rate in force of the functional currency at the trade date. Monetary assets and liabilities denominated in a foreign currency are converted at the exchange rate of the functional currency prevailing at the closing date of the consolidated statement of financial position. All differences are recorded with a charge or credit to profit for the period, except if they are deferred in net equity.

Changes in the fair value of monetary titles denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the title and other changes in the amount of the title in the accounting records. Translation differences are recognized in profit or loss for the year or period, as applicable and other changes in the amount in the accounting records are recognized in net equity.

Foreign currency translation differences on non-monetary entries such as equity instruments held at fair value through profit or loss are presented as part of the gain or loss in fair value. Foreign currency translation differences on non-monetary entries are included in net equity in the revaluation reserve.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(c)	Group entities

The profit or loss, assets and liabilities of all those entities with a currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing date exchange rate on the date of the statement of financial position.
-	Revenue and expenses in each profit or loss account are converted at average exchange rates.
-	All resulting foreign currency exchange differences are recognized as a component separate from net equity.

In consolidation, foreign currency exchange differences which arise from the conversion of a net investment in foreign entities and of loans and other instruments denominated in foreign currency designated as hedging for those investments are taken to net equity.  At the disposal date, these exchange differences are recognized in the statement of comprehensive income as part of the loss or gain from the sale.

2.4	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all those entities on which Sociedad Química y Minera de Chile S.A. has the control to lead the financial and operating policies, which, in general, is accompanied by participation greater than half the voting rights. Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exist.

In order to recognize the acquisition of an investment, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value at the acquisition date regardless of the scope of minority interest. The excess in acquisition cost over the fair value of the participation in identifiable net assets acquired is recognized as goodwill.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Companies included in consolidation:

				Ownership interest
		Country of	Functional	6/30/2010			6/30/2009
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Brazilian Real	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	UK	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA.	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	Euro	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0001	99.9999	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. De C.V.	Mexico	Mexican Peso	1.0000	99.0000	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	Mexican Peso	0.0200	99.9800	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	Mexican Peso	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	Brazilian Real	3.0100	96.9900	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3300	1.6700	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	Indonesian rupee	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	Venezuelan Bolivar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	South African Rand	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA.	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Fertilizantes Naturales S.A.	Spain	Euro	0.0000	66.6700	66.6700	66.6700
Foreign	Iodine Minera B.V.	The Netherlands	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	0.00000
Foreign	SQM Beijin Comercial Ltd.	China	US$	0.0000	100.0000	100.0000	0.00000
SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Companies included in consolidation:
				Ownership interest
		Country of	Functional	6/30/2010			6/30/2009
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96801610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
96651060-9	SQM Potasio S.A.	Chile	US$	99.9974	0.0000	99.9974	99.9974
96592190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96592180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86630200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
79947100-0	SQM Industrial S.A.	Chile	US$	99.9954	0.0046	100.0000	100.0000
79906120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79876080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79770780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79768170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79626800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78602530-3	Minera Nueva Victoria S.A.	Chile	US$	99.0000	1.0000	100.0000	100.0000
78053910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76534490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76425380-9	Exploraciones Mineras S.A.	Chile	US$	0.0100	99.9900	100.0000	100.0000
76064419-6	Agrorama Callegari Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	0.0000

(*) Agrorama Callegari Ltda. was consolidated given that the Company has the control through the subsidiary Soquimich Comercial S.A

Subsidiaries are consolidated using the global integration method, including in the interim financial statements all their assets, liabilities, revenue, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from dependant companies acquired or disposed of during the year are included in consolidated income statement accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Interest of minority partners or shareholders represents the part which can be assigned to them of own funds and of results as of June 30, 2010 and as of December 31, 2009 of those companies which are consolidated using the global integration method and are presented as “Net equity from minority shareholders” in total net shareholders’ equity of the attached interim consolidated statement of financial position and in line “Profit or loss from minority shareholders” in the attached consolidated statement of comprehensive income.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:
-	Assets and liabilities using the exchange rate prevailing on the closing date of the interim consolidated financial statements.
-	Profit or loss account entries using the average exchange rate for the year.
-
Net equity is stated at the historical exchange rate prevailing at acquisition date (or at the average exchange rate for the period in which it was generated both for the case of retained earnings and for contributions made), as applicable.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within net equity.

Foreign currency translation differences generated prior to January 1, 2009 have been transferred to the account “Reserves” in equity when the Company at the date of the first application of IFRS has invoked the exception included in IFRS 1 for the convergence of the financial statements prepared in accordance with generally accepted accounting principles in Chile to IFRS.

All balances and transactions between companies consolidated using the global integration method have been eliminated during the consolidation process.

(b)	Affiliated or associated companies

The affiliated or associated companies are all those entities on which significant influence is exercised but which are not controlled by the Company, which is, in general, accompanied by participation between 20% and 50% of voting rights. Investments in affiliated or associated companies are recognized in accounting using the equity method and are initially recognized at cost. The Group’s investment in affiliated or associated companies includes goodwill (net of any loss from accumulated impairment) identified in acquisition.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The equity in losses or gains subsequent to the acquisition of its affiliated or associated companies is recognized in profit or loss on an accrual basis and its participation in movements subsequent to the acquisition in reserves is recognized under Other reserves within Equity. When the equity in losses of an affiliated or associated company is equal to or greater than its equity in this affiliated or associated company no additional losses are recognized unless the company has incurred obligations or made payments in the name of the affiliated or associated company.

Unrealized gains from transactions with affiliated or associated companies are eliminated in consideration of the ownership percentage which the Company has on these. Unrealized losses are also eliminated except if the transaction provides evidence of loss from the impairment of the asset which is transferred.

(c)	Joint ventures

Joint ventures are contractual agreements by virtue of which the Company has agreed with other companies, outside the SQM Group, the performance of economic activities which are subject to joint control. As established in IAS 31 paragraph 38 the Company has adopted the equity method to recognize interest in those entities jointly controlled.

2.5	Basis of conversion

Domestic subsidiaries:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of June 30, 2010, January 1 and as of December 31, 2009, have been converted to U.S. dollars at the exchange rates prevailing at those dates (the corresponding Chilean pesos were converted to Ch$547.19 per US$1.00 as of June 30, 2010, Ch$507.10 per US$1.00 as of December 31, 2009 and $636.45 per US$1.00 as of January 1, 2009.)

The values of UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert to Chilean pesos (United States dollars) the assets and liabilities expressed in this adjustable unit as of June 30, 2010 amounted to Ch$21,202.16 (US$38.75) as of December 31, 2009 amounted to $20,942.88 (US$41.30) and as of January 1, 2009 amounted to $21,452.57 (US$33.71.)

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Foreign subsidiaries:

The exchange rates used to convert the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to U.S. dollar are detailed as follows:

	6/30/2010	12/31/2009	1/1/2009
	US$	US$	US$

Brazilian Real	1.80	1.74	2.34
New Peruvian Sol	2.83	2.88	3.14
Argentinean Peso	3.94	3.83	3.47
Japanese Yen	88.48	92.10	91.03
Euro	0.81	0.69	0.72
Mexican Peso	12.84	13.04	13.77
Australian Dollar	1.19	1.12	1.45
Pound Sterling	0.66	0.62	0.67
South African Rand	7.64	7.40	9.28
Ecuadorian Dollar	1.00	1.00	1.00

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.6	Responsibility for the information and estimates made

The information contained in these interim consolidated financial statements is the responsibility of the Company’s management who expressly indicate that it has applied all the principles and criteria included in IFRS issued by the International Accounting Standard Board (IASB.)

In the Company’s interim consolidated financial statements judgments and estimates have been made by management to quantify certain assets, liabilities. Income, expenses and commitments recorded therein. Basically these estimates refer to the following:

-	The useful lives of material and intangible assets and their residual values.
-	Impairment losses of certain assets, including trade receivables.
-	Hypotheses used for the actuarial calculation of commitments related to pensions and staff severance indemnities.
-	Provisions for commitments acquired with third parties and contingent liabilities.
-
Accrued expenses based on technical studies which cover the different variables which affect products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventories.

-	Future costs for the closure of mining facilities.
-	The determination of fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations.

Although these estimates have been made considering the best possible information available on the date of preparation of these interim financial statements it is possible that events which may occur in the future obligate their modification (increases or decreases) in the next few years, which would be performed prospectively, recognizing the effects of change in estimates on the respective future consolidated financial statements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.7	Financial information by operating segment

IFRS 8 requires that companies adopt “the management approach” to disclose information on the result of its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.
A business segment is a group of assets and operations responsible for providing products or services subject to risks and performance different that those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different that those of other segments which operate in other economic environments.

Accordingly, the following business segments have been identified for the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

2.8	Property, plant and equipment

Tangible fixed assets are stated at acquisition cost, net of the related accumulated amortization and impairment losses which they have experienced.

In addition to the price paid for the acquisition of tangible fixed assets, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.
Accrued financial expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use.  The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. The amount capitalized for this concept was ThUS$12,366 as of June 30, 2010 and ThUS$7,507 as of June 30, 2009

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.	The present value of future costs to which the Company will have to experience related to the closure of its facilities, are included in the asset's value at restated cost.

Work-in-progress is transferred to property, plant and equipment in operation once they are available for use beginning the related amortization on that date.

Extension, modernization or improvement costs which represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to income as cost of the year in which they are incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management has been considered that the carrying value of assets do not exceed the net recoverable value of these assets.

Property, plant and equipment, net in the case of their residual value, are amortized through the straight-line distribution of cost among the estimated technical useful lives which constitute the period in which the Company expects to use them. When portions of a property, plant and equipment item have different useful lives, these are recorded as separate items. The useful life is reviewed on a regular basis.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The useful lives used for the depreciation of assets included in property, plant and equipment are presented below.

Classes of property. plant and equipment	Life or minimum rate	Life or maximum rate

Life or rate for buildings	3	80
Life or rate for plant and equipment	3	35
Life or rate for information technology equipment	3	10
Life or rate for fixed facilities and accessories	3	35
Life or rate for motor vehicles	5	10
Life or rate for other property. plant and equipment	2	30

The gains or losses which are generated in the sale or disposal of property, plant and equipment are recognized as income for the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State. Property rights are obtained usually without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual licenses. Such license fees, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties, which are not from the Chilean State are recorded at their acquisition cost in property, plant and equipment.

2.9	Investment properties

The Company recognizes as investment properties the net values of land. buildings and other constructions which are held to exploit them under lease agreements or to obtain proceeds from their sale as a result of those increases which are generated in the future in the respective market prices. These assets are not used in the activities and are not destined for own use.

They are initially stated at their acquisition cost, which includes the acquisition price or production cost plus directly assignable expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation and the possible accumulated provisions for value impairment.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.10 Inventories

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.11 Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed payments which can be determined and are not quoted in any active market.  These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers with no intention of negotiating the account receivable and are not within the following categories:

•      Those which the Company has the intention of selling immediately in the near future and which are held-for-sale.

•      Those designated at their initial recognition as available-for-sale.

•      Those through which the holder does not intend to partially recover substantially its entire investment for reasons other than credit impairment and. therefore. must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value. discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss.   When the face value of the receivables does not significantly differ from its fair value, it is recognized at face value. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as financial income when interest is accrued over the term of the operation.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.12 Revenue recognition

Revenue includes the fair value of considerations received or receivable or the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably. it is possible that the future economic rewards flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance which may affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the provision of services is recognized considering the degree of completion of the service at the date of presentation of the Statement of financial position provided that the result from the transaction can be estimated reliably.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(c)	Interest income

Income is recognized as and when interest is accrued in consideration of the principal which is pending payment using the effective interest rate method.

(d)	Income from royalties

Income from royalties is recognized based on the accrual in accordance with the economic substance of the related agreements.

(e)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

2.13 Investments recognized using the equity method

Interest in companies in which control is exercised together with another company (joint venture) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate.  The associated goodwill is included at the carrying value of the investee and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated company's results.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin and, if applicable, these are disclosed in the Statement of changes in equity.

The associated company’s and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued suspending the recognition of proportional results.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

If the resulting amount according to the equity method were negative, interest is reflected as zero in the Consolidated Financial Statements unless the Company commits to resolve its equity position.  In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded reducing the equity value and proportional profit or loss recognized in conformity with their interest, are included in the consolidated profit or loss under the caption “Equity gain (loss) in companies using the equity method.”

2.14 Corporate tax

Corporate income tax for the year is determined as the addition of current tax from the different companies which is the result of the application of the type of tax on the taxable income for the year upon application of deductions which can be admitted for tax purposes plus the variation in deferred tax assets and liabilities and fiscal credits both for negative tax bases and deductions. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities which are calculated using the tax rates which are expected to be applicable when assets and liabilities are realized.

In conformity with current Chilean tax regulations. The provision for corporate income tax and taxes for the mining activity is recognized on an accrual basis presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and credits associated with it. The balances of these accounts are presented in Current income taxes recoverable or Current taxes payable, as applicable.

Tax on companies and variations on deferred tax assets or liabilities which are not the result of business combinations are recorded in profit or loss statement accounts or net equity accounts in the Consolidated Statement of Position considering the origin of the gains or losses which have generated them.

At the date of these statements of financial position, the carrying value of deferred tax assets is reviewed and reduced as long as it is possible that there is no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset.  Likewise, at the date of the statement of financial position deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

With respect to temporary differences deductible associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that temporary differences are reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a right legally receivable of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.15 Earnings per share

The net benefit per share is calculated as the ratio between the net benefit for the period attributable to the Parent Company and the weighted average number of common shares of the Parent Company in circulation during this period.

The Company has not conducted any type of operation of potential diluted effect which assumes a diluted benefit per share other than the basic benefit per share.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.16 Non-financial asset value impairment

Assets subject to amortization are subject to test for impairment provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of amount in books of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows which are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs.  These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

For assets other than the goodwill acquired, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously which might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist.  An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value which would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revaluated amount.  Should this be the case, the reversal is treated as an increase in revaluation.

2.17 Financial assets

SQM S.A. and subsidiaries classify their financial statements under the following categories: at fair value through profit or loss, loans and receivables, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose with which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly with the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounting. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(b)	Loans and receivables

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments which can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates which exceed 12 months from the closing date which are classified as non-current assets. Loans and receivables are included under the caption “Trade and other receivables” in the Statement of financial position and are stated at amortized cost.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments which can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If an amount which was not insignificant of financial assets held to maturity was sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments which are designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value recognizing in equity those variations in fair value.

At each reporting date, the Company evaluates whether there is objective evidence that a financial asset or a group of assets may have experienced impairment losses.

2.18 Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade payables

Trade payables to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.19 The Environment

In general, the Group companies follow the criterion of considering amounts destined to environmental protection and improvement as environmental expenses. However, amounts of elements included in facilities, machinery and equipment destined to the same purpose are considered property, plant and equipment.

2.20 Minimum Dividend

As required by the Shareholders’ Company Act unless otherwise decided by the shareholders through unanimous vote of the holders of those shares issued and subscribed. a public shareholders’ company must distribute a minimum dividend of 30% of its profit for the period, except in the event that the Company has losses not absorbed in prior years.

2.21 Financial debt obligations

Financial debt obligations are recognized at their face value as non-current when their expiration date exceeds twelve months and as current when the expiration occurs in a period lower than that indicated above. Interest expense is calculated in the year in which it is accrued following a financial criterion.

In accordance with IAS 32 and 39, expenses incurred in the assumption of debt are recognized in the attached Consolidated Statement of Financial Position discounting the associated debt and are charged to profit for the period over the term of the debt using the effective interest rate method.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.22 Trade payables

Trade payables are initially recognized at their fair value and are subsequently stated at amortized cost using the effective interest rate method. When the face value of the balance payable does not significantly differ from its fair value, it is recognized at face value.

2.23 Consolidated statement of cash flows

Cash equivalents relate to short-term highly liquid investments which are readily convertible into known amounts of cash are subject to low risk of change in their value and expire in less than three months.

For the purposes of the preparation of the statement of cash flows, cash and cash equivalents have been defined as cash and cash equivalents net of pending bank overdrafts.

The statement of cash flows includes cash movements performed during the year determined by the indirect method.

In these statements of cash flows, the following expressions are used in the sense which is shown as follows:

-	Cash flows: cash and financial asset equivalent inflows and outflows understanding as such those short-term highly-liquid investments with low risk of change in their value.

-	Operating activities: common activities related to the operation of the Group’s business as well as other activities which cannot be classified as investing or financing activities.

-	Investing activities: investing activities relate to the acquisition, disposition or disposal related to other long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities which generate changes in the size and composition of net equity and of liabilities which are not part of operating activities.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.24	Obligations related to staff severance indemnities and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts. For the case of the United States, this is performed in accordance with the related pensions plan.

These obligations are valued using the actuarial calculation, which considers such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees‘ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains which may be generated by variations in previously defined obligations are directly recorded in profit or loss.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of those actuarial hypotheses established.

The discount rate used by the Company for the calculation of the obligation was 6% for the periods ended as of June 30, 2010 and as of December 31, 2009.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.25 Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued again at fair value.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and. if so. it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives which are used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 9.3 (Hedging assets.) Movements in the hedging operation reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged entry is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investment derivatives are classified as a current asset or liability and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining year to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedge

The cash portion of gains or losses from the hedging instrument is initially recognized with a debit or credit to equity whereas any non-cash portion is immediately recognized with a debit or credit to profit or loss. as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit for the period as when the hedged finance income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment not longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedging instrument expires is sold, finished, exercised without any replacement or a rollover is performed or if its designation as hedging is revoked. Amounts previously recognized in equity are maintained in equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.26 Lease

(a)	Leases - Finance lease

Leases are classified as finance leases when the Company has substantially all the risks and rewards derived from the ownership. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and financial debt to obtain ongoing interest type on the debt pending balance.  The respective lease obligations, net of financial debt, are included in other non-current liabilities. The interest element of finance cost is debited in the statement of comprehensive income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b)	Lessee – Operating lease

Leases in which the lesser maintains a significant part of risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of comprehensive income or capitalized (as applicable) on a straight-line basis over the lease period.

The Company does not maintain any significant agreement which meets the conditions established in IAS 17 to be considered as finance leases and therefore. all the current agreements are considered operating leases.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.27 Prospecting expenses

Those prospecting expenses associated with mineral reserves which are being exploited are included under Inventories and amortized according to the estimated mineral content reserves. Expenses associated with future reserves are presented under Intangible assets as and when minerals included in the future reserve have ore-grade which makes the mining property economically exploitable.

Those expenses incurred on properties in which the product has low ore-grade which is not economically exploitable, are directly debited to profit or loss.

2.28 Other provisions

Provisions are recognized when:

*	The Company has a present obligation as a result of a past event.

*	It is possible that certain resources are used, including benefits, to settle the obligation.

*	A reliable estimate can be made of the obligation amount.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the statement of comprehensive income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes which reflects the liability’s specific risks.  When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from litigation in force, compensations or obligations, pending expenses the amount of which has not been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time in which the responsibility or the obligation which determines the compensation or payment is generated.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

As a result of this policy, the Company has recorded accruals for:

-	Employee vacation: The Company determines and recognizes the cost related to employee vacation on an accrual basis.

-
Employee benefits agreed with employees other than staff severance indemnities and option plan, which the Company and its subsidiaries will have to pay to its employees by virtue of the agreements entered have been recognized on an accrual basis.

-	Legal expenses related to the estimate of future payments for lawsuits maintained with third parties.

2.29	Compensation Plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments.” Variations in the fair value of options granted are recognized with a charge to remuneration on a straight-line basis during the period between the date in which these options are granted and the payment date.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.30	Good and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within Current assets.
Costs of claims are recognized in profit or loss immediately after being known, net of the recoverable amounts from insurance companies. Recoverable amounts are recorded as an asset reimbursable from the insurance company under “Trade and other receivables", calculated as established in the respective insurance policies.

2.31	Intangible Assets

Intangible assets mainly relate to goodwill acquired, water rights, broadcasting rights, trademarks, rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of them Company's ownership on the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests every time that the Company issues consolidated financial statements and is stated at cost plus accumulated impairment losses.  Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. It is allocated based on cash generating units which are expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(a)	Water rights

Water rights acquired by the Company relate to the water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized.  However, they are subject to an impairment assessment on an annual basis.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs which have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits which are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development of IT programs recognized as assets are amortized over their estimated useful lives.

2.32	Research and development expenses

Research and development expenses are debited to profit or loss in the period in which the disbursement is made except for property, plant and equipment acquired to be used in research and development, which are recognized in accounting under the respective item within property, plant and equipment.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.33	Classification of balances as current and non-current

In the attached statement of financial position, balances are classified in consideration of their remaining expiration dates; i.e., those expiring on a date equal to or lower than twelve months as current and those with expiration dates which exceed the aforementioned period as non-current.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS)

Application IFRS 1

The annual consolidated financial statements for the Group as of December 31. 2010 will be the first consolidated financial statements prepared according to IFRS. The Company has applied IFRS 1 when preparing its interim consolidated financial statements.

The transition date is January 1, 2009, to which management has prepared its opening balance under IFRS to that date. The IFRS effective date is January 1. 2010. as indicated by the Chilean Superintendence of Securities and Insurance (SVS)

According to IFRS 1, in order to prepare the aforementioned consolidated financial statements, all mandatory exemptions have been applied by the Company, and some of the non-mandatory exemptions to the retroactive application of IFRS.

Exceptions established on IFRS 1 that the Company has decided to apply on its IFRS first-time adoption process, are as follows:

i)	Business combinations

The Company has applied the exemption included in IFRS 1 for business combinations conducted from 2004 and thereafter. For these purposes, the Company reversed the amortization of goodwill recognized in accordance with the previous accounting standards.

ii)	Fair value or revaluation as deemed cost

The Company has chosen to measure certain property, plant and equipment items at their fair value at the transition date of January 1, 2009.  The fair value of property, plant and equipment was measured through a business appraisal conducted by independent external experts, who determined the new historical initial values, useful lives and residual values of these assets.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

iii)	Employee benefits

The Company has opted for recognizing all the actuarial gains and losses accumulated as of January 1, 2009.

iv)	Financial Instruments

The Company has defined the application of hedge accounting for financial derivative instruments associated with obligations with the public (bonds payable) denominated in UF and Chilean pesos issued by the Company.

v)	Cumulative translation differences and technical revaluation

If the adopter uses this exemption: i) cumulative translation differences of all businesses abroad will be considered to be voided on the date of transition to IFRS; and ii) the gain or loss for the subsequent sale or disposal using another method of a business abroad will exclude translation differences which have arisen prior to the date of transition to IFRS and will include translation differences which have arisen subsequent to it.

The Company has opted to transfer cumulative translation differences and technical revaluation from other reserves to retained earnings. This exemption has been applied to all dependent companies in accordance with IFRS 1.

IFRS first-time adoption effects are recognized in retained earnings or other reserve accounts in the Company’s equity, depending on whether these adjustments represent realized or unrealized gains or losses at the transition date.

The following is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chilean GAAP) and International Financial Reporting Standards (IFRS) applied by the Company and the impact on shareholders’ equity as of June 30, 2009, and January 1, 2009 and on profit or loss as of June 30, 2010.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

a)
Reconciliation of net shareholders’ equity from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS) as of January 1, 2009 and December 31, 2009.

As of January 1, 2009	Equity of majority shareholders	Equity of minority shareholders	Total equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net equity under Chilean GAAP	1,463,108		1,463,108

Incorporation of minority shareholders		47,069	47,069

Reversal of amortization of goodwill	6,487	-	6,487
Negative goodwill	1,279	-	1,279
Reversal of deferred tax complementary accounts	(13,515)	-	(13,515)
Recognition of obligation for the minimum compulsory distribution of dividends of 30% of profit for the period	(50,422)	-	(50,422)
Fair value of property. plant and equipment	(53,732)	(634)	(54,366)
Recognition of actuarial calculation of provision for staff severance indemnities	(928)	(2)	(930)
Fair value of bonds denominated in UF	(9,507)	-	(9,507)
Deferred taxes on IFRS adjustments	10,908	108	11,016

Effect of transition to IFRS	(109,430)	(528)	(109,958)

Net equity under IFRS	1,353,678	46,541	1,400,219

As of December 31. 2009	Equity of majority shareholders	Equity of minority shareholders	Total equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net equity under Chilean GAAP	1,466,613		1,466,613

Incorporation of minority shareholders		46,093	46,093

Reversal of amortization of goodwill	8,663	-	8,663
Negative goodwill	1,072	-	1,072
Reversal of deferred tax complementary accounts	(11,365)	-	(11,365)
Recognition of obligation for the minimum compulsory distribution of dividends of 30% of profit for the period	-		-
Fair value of property. plant and equipment	(45,132)	(503)	(45,635)
Recognition of actuarial calculation of provision for staff severance indemnities	(947)	26	(921)
Fair value of bonds denominated in UF	(9,619)	-	(9,619)
Deferred taxes on IFRS adjustments	9,468	81	9,549

Effect of transition to IFRS	(47,860)	(396)	(48,256)

Net equity under IFRS	1,418,753	45,697	1,464,450

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

b)

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

a)	Reconciliation of profit for the period from Chilean GAAP to IFRS as of December 31, 2009:

As of December 31, 2009	Profit (loss) of majority shareholders	Profit (loss) of minority shareholders	Total profit or loss
RECONCILIATION	ThUS$	ThUS$	ThUS$

Profit for the period under Chilean GAAP	327,056	1,334	328,390

Amortization of goodwill	2,176	-	2,176
Amortization of negative goodwill	(206)	-	(206)
Amortization of deferred tax complementary accounts	2,151	-	2,151
Depreciation	8,601	131	8,732
Recognition of actuarial calculation of provision for staff severance indemnities	(19)	28	9
Deferred taxes under NIIF	(1,459)	(27)	(1,486)

Effect of transition to IFRS at the date of the most recent annual financial statements	11,244	132	11,376

Profit for the period under IFRS	338,300	1,466	339,766

Other income and expenses with a debit or credit in net equity:

Cash flow hedge	(112)	-	(112)
Income tax related to other income and expenses with a debit to net equity	19	-	19
Comprehensive income for the period under IFRS	338,207	1,466	339,673

b)	Reconciliation of profit for the period from Chilean GAAP to IFRS as of June 30, 2009:

As of June 30, 2009	Profit (loss) of majority shareholders	Profit (loss) of minority shareholders	Total profit or loss
CONCILIACION	ThUS$	ThUS$	ThUS$

Profit for the period under Chilean GAAP	169,395	(1,650)	167,745

Amortization of goodwill	1,088	-	1,088
Amortization of negative goodwill	(56)	-	(56)
Amortization of deferred tax complementary accounts	892	-	892
Depreciation	3,907	393	4,300
Recognition of actuarial calculation of provision for staff severance indemnities	(437)	-	(437)
Deferred taxes under NIIF	(590)	(67)	(657)

Effect of transition to IFRS at the date of the most recent annual financial statements	4,804	326	5,130

Profit for the period under IFRS	174,199	(1,324)	172,875

Other income and expenses with a debit or credit in net equity:

Foreign currency translation gains (losses) before tax	1,032	-	1,032
Cash flow hedge	11,225	-	11,225
Income tax related to other income and expense components with a debit to net equity	(1,908)	-	(1,908)
Comprehensive income for the period under IFRS	184,548	(1,324)	183,224

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

Explanation of adjustments for the effects of transition to IFRS

The detail of the explanation of the different concepts enumerated in the reconciliation included in the preceding point is detailed as follows:

(a)	Deferred income taxes

As described in Note 2.14, under IFRS the Company has to recognize the effects of deferred income taxes for all temporary differences existing between the tax and book balance based on the liability method.

Although the method established in IAS 12 is similar to Chilean GAAP, the Company made the following adjustments in accordance with IFRS requirements:

i)
The elimination of "deferred tax complementary accounts” in which the Company deferred the effects on equity of the first-time application of Technical Bulletin No. 60 issued by the Chilean Association of Accountants amortized with a debit/credit to profit for the period in the foreseen term for the reversal of the difference (or consumption of the related tax loss. if this is the case.)

ii)
The determination of deferred taxes on entries not subject to the calculation  under Chilean GAAP but which qualify as temporary differences under IFRS and the calculation of the tax effect of transition adjustments to IFRS.

(b)	Revaluation of property, plant and equipment at fair value as deemed cost

Chilean GAAP establish the valuation of property, plant and equipment at acquisition cost restated for inflation less accumulated depreciation and accumulated impairment losses and do not allow property. plant and equipment revaluation (revaluations were only and extraordinarily authorized by the Chilean SVS in accordance with Circulars Nos. 550 and 566 of 1985 issued by the Chilean Superintendence of Securities and Insurance.)  Except for that indicated in the next paragraph, the Company has considered the values of assets determined in accordance with the aforementioned accounting standards, as its property, plant and equipment deemed cost.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

For the adoption of IFRS, the Company valued certain property, plant and equipment items (mainly machinery and equipment) at their fair value in conformity with the exemption contained in IFRS 1.  The revaluation was performed only once in accordance with IFRS 1.  The new value determined relates to the initial cost of the asset beginning on the transition date. This fair value of assets amounted to ThUS$60,458 as of January 1, 2009 and represented an adjustment to equity (decrease) of ThUS$54,366 at that date.

(c)	Minimum Dividend

In accordance with Chilean GAAP, dividends for distribution are recorded in the Company’s financial statements at the time of the agreement at the Shareholders’ or Board of Directors’ Meeting. Law No. 18,046 on Shareholders' Companies establishes in its article No. 79 that public shareholders' companies will have to distribute as dividends to its shareholders, at least, 30% of profit for the period, unless the shareholders of shares issued with voting right at the Shareholders' Meeting unanimously agree otherwise.  Under IFRS, the Company has recorded the obligation on an accrual basis, net of provisional dividends which would have been agreed at the closing date for 30% of profit for the period, which is the legal minimum percentage. As of December 31, 2009, the provisional dividend distributed during November covers this minimum dividend and therefore, no provision was required.

(d)	Minority interest

Chilean GAAP, applied for the preparation of the consolidated financial statements recognized the interest of minority shareholders in the equity of subsidiaries as a separate account between liabilities and net equity of the Company’s consolidated financial statements. Likewise, the consolidated financial statements for the year under Chilean GAAP excluded through a specific line minority interest in net profit or loss of subsidiaries. Under IFRS, minority shareholders are a part of the economic conglomerate or Group and; therefore, their interest is considered part of the statement of changes in net equity and the statement of comprehensive income.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

(e)	Derivative hedging

The Company maintains as hedging instruments those financial derivatives associated with obligations with the public (bonds payable) issued in UF and in Chilean pesos. Under IFRS, changes generated in the fair value of derivatives which are designated and qualified as hedging, for their cash component, are recognized in net equity. The gain or loss relative to the non-cash part of the hedging is immediately recognized in the statement of comprehensive income under "Other gains / losses." This represents a change with respect to Chilean GAAP where realized gains or losses for this concept were recognized in non-operating income whereas unrealized gains or losses related to changes in fair values of derivative instruments in cash flow hedging were deferred in asset and liability accounts without affecting income up to the settlement of hedged and hedging entries.

(f)	Actuarial staff severance indemnities

IFRS require that the benefits of services defined delivered to employees at long-term are determined in consideration of the application of an actuarial calculation model generating differences with respect to the methodology applied previously which considered present values.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

(g)	Negative goodwill

IFRS do not contemplate the recognition in the statement of financial position of negative goodwill at the date of a business combination recognizing this difference directly on profit or loss (under Chilean GAAP this was presented as a deduction of assets.)  Accordingly, the existing balance for this concept was transferred to the Reserve for Retained Earnings account within Equity.

(h)	Goodwill

Under IFRS, the Company has considered goodwill as an intangible asset of indefinite useful life. At least, once a year, the cash generating unit which gave rise to goodwill is assessed for possible impairment. If there is any evidence of impairment, goodwill is initially adjusted with a charge to income. For first-time adoption purposes, the Company opted to reverse the amortization of goodwill which was generated by acquisitions of companies recorded using the business combination method conducted beginning in 2004.

(i)	Reconciliation of the cash flows for the year ended December 31, 2009

The main differences between Chilean GAAP and IFRS in the preparation of the statement of cash flows relate to the classification of finance lease installments, which are included as investing activities in accordance with Chilean GAAP and as financing activities under IFRS.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 4 – Financial Risk Management

4.1 Risk Management Policy

The Company’s Risk Management Strategy is focused on safeguarding the Company and its subsidiaries’ stability and sustainability with respect to those relevant financial uncertainty components.

The Company’s operations are subject to certain risk factors which may affect its financial position or results.  The most significant among these are market, liquidity, exchange rate, uncollectible and interest rate risks.

There may be additional risks affecting the Company’s trading operations, its business, financial position or results, which are not significant through the present date.

The financial risk management structure includes the identification, determination, analysis, quantification, measurement and control of these events. The Company’s management and, in particular, the Finance Management is responsible for the ongoing evaluation of financial risk.  The Company uses derivatives to hedge a significant portion of these risks.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 4 – Financial Risk Management, continued

4.2 Risk Factors

4.2.1. Market risk

Market risks relate to those uncertainties associated with variations in market variables affecting the Company's assets and liabilities among which we may highlight the following:

a)
Country Risk: The economic condition of countries where the Company operates may affect its financial position.  For instance, sales by the Company to emerging markets expose it to risks related to economic conditions and trends in those countries.  In addition, inventory levels may also be affected by the economic condition in these countries and/or the global economy, among other possible economic impacts.

b)
Price volatility risk: The Company’s product prices are affected by variations in international prices of fertilizers and chemicals and changes in production capacities or in the demand for these might affect our business, financial condition and results from operations.

c)	Commodity price risk: The Company is exposed to changes in prices of raw materials and energy which may have an impact on its production costs and generate unstable results.

Currently, the Company incurs annual expenses of approximately US$ 90 million for fuels and approximately US$60 million for electric energy.  Variations of 10% in the prices of energy required for the Company’s activities may give rise to variations of US$15 million in costs.

4.2.2 Uncollectibility Risk

The current economic downturn level and its potentially negative effects on the financial position of our customers may extend the terms for the payment of accounts receivable. may increase our bad debt exposure.  Although we take steps to minimize risk, this global economic situation may result in losses which might have a material adverse effect on our business, financial condition or results of operations.

In order to mitigate these risks, the Company uses such actions as the use of credit insurance, letters of credit and advance payments for a portion of trade receivables.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 4 – Financial Risk Management, continued

4.2.3	Exchange rate risk

As a result of the influence in the determination of price levels, its relationship to selling costs and given that a significant portion of the Company’s business is traded in that currency, the Company has defined U.S. dollar as its functional currency. However, the global nature of the Company’s business generates exposure to exchange rates of different currencies with respect to U.S. dollars. Accordingly, the Company maintains hedging agreements to cover its main uncovered positions (net assets from liabilities) in currencies other than U.S. dollar against the variation in the exchange rate and regularly updates these agreements depending on the uncovered position to be hedged in those currencies.

A significant portion of the Company’s costs relates to Chilean peso.  In line with this, an increase or decrease in the exchange rate between Chilean peso and U.S. dollar would affect its costs.  Currently, close to US$ 280 million of the Company’s costs, particularly payroll, are denominated in Chilean pesos and therefore, if no derivatives are used, a variation of 10% in the exchange rate might result in fluctuations of approximately US$28 million.

As of December 31, 2009, the Company had derivative instruments classified as exchange and interest rate hedges associated with all the Company’s obligations related to bonds payable denominated in Chilean pesos and UF, for a fair value of US$51.3 million.  As of June 30, 2010, this amounts to US$24.2 millions both in favor of SQM.

As of June 30, 2010, the exchange rate for U.S. dollars was Ch$547.19 per US$1.00 (Ch$507.10 per US$1.00 as of December 31, 2009.)

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 4 – Financial Risk Management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, mainly due to the uncertainty related to the future market behavior may have a material impact on the Company’s financial statements.

The Company has short and long-term debt obligations valued at LIBOR + a spread. As the Company does not currently have any derivative instruments to hedge variations in the LIBOR rate, the Company is subject to exchange rate fluctuations.

As of June 30, 2010, the Company has approximately 20% of its long-term financial obligations valued at LIBOR rate and therefore, significant increases in this rate may have an impact on its financial condition.  A 100 base point variation on this rate may result in variations in finance costs close to an annual amount of US$ 2.2 million, which is actually significantly offset by the returns from the Company’s investments which are also highly related to the LIBOR rate.

Additionally, as of June 30, 2010, a percentage lower than 10% of the Company’s total financial debt obligations expires at short-term, which decreases its exposure to interest rate variations.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 4 – Financial Risk Management, continued

4.2.5	Liquidity risk

Liquidity risk is related to the needs for funds to deal with payment obligations. The Company’s objective is maintaining financial flexibility through a comfortable balance between fund requirements and cash flows from normal operating activities, bank loans, public bonds payable, short-term investments and marketable securities, among others.

The Company maintains a significant capital expenditure program which is subject to risks and uncertainties.  Mainly the exploration and exploitation of reserves, mining and processing costs and compliance with applicable standards, require significant capital which are subject to variations throughout time.

In addition, world financial markets are subject to downturn and expansion periods, which cannot be foreseen at long-term and may affect access to financial resources by the Company.

These factors may have a material adverse impact on our business, financial condition and the Company’s results of operations.

Accordingly, conducts an ongoing follow-up of the reconciliation of its investments and as part of its risk management strategy, looks after the expiration dates of both from a conservative perspective.  As of December 31, 2009, the Company had unused credit facilities for a total of US$470.5 million and credit facilities used for US$40 million, available should it require any additional fund.

The other cash and cash equivalents position generated by the Company is invested in highly liquid mutual fund units with AAA risk rating.

4.3	Risk Measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies both in prospective and retrospective manner.  These methods are consistent with the Group’s risk management profile.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 5. Changes in Accounting Estimates and Policies (Uniformity)

5.1	Changes in accounting estimates

There are no changes in accounting estimates at the closing date of the financial statements.

5.2	Changes in Accounting Policies

As of June 30, 2010, the Company’s financial statements presented no changes in accounting policies or estimates compared to the prior period or the transaction date, except for the application, beginning on January 1, 2010 of International Financial Reporting Standards (IFRS.)

Changes in policies and accounting estimates compared to local accounting principles and their effects were described in Note 3 Transition to International Financial Reporting Standards (IFRS.)

The interim consolidated statement of financial position as of June 30, 2010 and as of December 31, 2009 and as of January 1, 2009 and the statements of comprehensive income, equity and cash flows for the period ended as of June 30, 2010 have been prepared in accordance with IFRS and accounting principles and criteria have been applied consistently.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 6 – Cash and Cash Equivalents

6.1	Classes of Cash and Cash Equivalents

As of June 30, 2010 and as of December 31, 2009 and as of January 1, 2009, the detail of cash and cash equivalents is as follows:

Cash and cash equivalents	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$

Cash on hand	82	96	2,845
Bank balances	28,527	19,121	18,773
Short-term time deposits	259,210	336,435	116,492
Other cash and cash equivalents	99,114	174,742	165,689

Cash and cash equivalents	386,933	530,394	303,799

At the date of these financial statements, there are no differences between the amount of cash and cash equivalents recorded in the statement of financial position and the statement of cash flows.

6.2 Other cash and cash equivalents

As of June 30, 2010, December 1, 2009 and January 1, 2009, other cash and cash equivalents relate to mutual fund units for investments made in:

Institution	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Western Asset Management Company	34,846	59,224	56,384
BlackRock Cash Management Plc	30,945	59,070	55,760
JP Morgan Asset Management	33,323	56,334	53,545
Citibank	-	114	-
Total	99,114	174,742	165,689

These institutions are highly liquid funds which are basically engaged in investments in fixed income commercial paper in the U.S. market.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 6 – Cash and Cash Equivalents, continued

6.3	Information on cash and cash equivalents by currency

As of June 30, 2010, December 31, 2009 and January 1, 2009, cash and cash equivalents in balances of cash on hand, in banks and financial instruments, classified by currency are detailed as follows:

Original currency	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Chilean Peso	215,375	259,680	99
US Dollar	164,726	263,207	291,177
Euro	3,068	3,813	7,676
Mexican Peso	102	218	809
South African Rand	2,444	2,586	2,574
Japanese Yen	1,002	823	1,096
Dirham	-	-	176
Peruvian Sol	109	26	175
Argentine Peso	-	1	3
Brazilian Real	68	33	4
Chinese Yuan	28	-	-
Indonesian rupee	5	5	4
Pound sterling	6	2	6
Total	386,933	530,394	303,799

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 6 – Cash and Cash Equivalents, continued

6.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in bank current accounts are resources available and their carrying value is equal to their fair value.

As of June 30, 2010, December 31, 2009 and January 1, 2009, the Company has no significant cash balances with any type of restriction.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 6 – Cash and Cash Equivalents, continued

6.5 Detail of time deposits

The detail of cash and cash equivalents in time deposits at each period-end is as follows:
Receiver of the deposit	Type of de Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS$	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean peso	0.09	4-22-2010	7-23-2010	38,169	79	38,248	71,846	11,015
Banco Crédito e Inversiones	Fixed term	Chilean peso	0.10	4-28-2010	8-28-2010	19,354	40	19,394	-	-
Banco Crédito e Inversiones	Fixed term	Chilean peso	0.11	6-8-2010	9-8-2010	8,574	7	8,581	-	-
Banco Crédito e Inversiones	Fixed term	UF	4.00	3-30-2010	7-19-2010	15,111	-	15,111	-	-
Banco Crédito e Inversiones	Fixed term	UF	4.00	3-30-2010	7-27-2010	5,667	-	5,667	-	-
Banco Crédito e Inversiones	Fixed term	UF	4.00	3-30-2010	7-28-2010	1,366	-	1,366	-	-
Banco de Chile	Fixed term	Chilean peso	0.11	6-17-2010	7-22-2010	14,747	7	14,754	107,862	10,022
Banco de Chile	Fixed term	Chilean peso	0.12	6-16-2010	8-11-2010	11,717	7	11,724	-	-
Banco de Chile	Fixed term	U.S. dollar	1.05	6-29-2010	8-2-2010	20,011	-	20,011	-	-
Banco Santander-Santiago	Fixed term	Chilean peso	0.10	4-26-2010	8-24-2010	19,011	41	19,052	89,137	44,452
Banco Santander-Santiago	Fixed term	Chilean peso	0.10	4-26-2010	8-24-2010	9,787	21	9,808	-	-
Banco Santander-Santiago	Fixed term	Chilean peso	0.10	4-27-2010	8-25-2010	19,074	41	19,115	-	-
Banco Santander-Santiago	Fixed term	U.S. dollar	0.70	5-20-2010	7-2-2010	2,700	2	2,702	-	-
Banco Santander-Santiago	Fixed term	U.S. dollar	0.70	5-20-2010	7-2-2010	1,100	1	1,101	-	-
Citibank New York Inversiones	Overnight	U.S. dollar	0.03	6-30-2010	7-1-2010	188	-	188	2,122	824
Corpbanca	Fixed term	Chilean peso	0.09	4-7-2010	7-6-2010	8,182	21	8,203	50,468	20,045
Corpbanca	Fixed term	Chilean peso	0.11	4-22-2010	8-20-2010	19,066	48	19,114	-	-
Corpbanca	Fixed term	Chilean peso	0.14	2-22-2010	8-23-2010	14,022	92	14,114	-	-
BBVA	Fixed term	Chilean peso	0.06	6-7-2010	7-6-2010	10,582	5	10,587	-	-
BBVA	Fixed term	U.S. dollar	1.00	4-19-2010	7-9-2010	15,321	31	15,352	-	16,103
Banco ITAU	Fixed term	U.S. dollar	1.05	6-24-2010	8-4-2010	5,009	1	5,010	-	9,018
IDBI Bank	Fixed term	Rupee	-	12-31-2009	12-31-2010	8	-	8	-	-
HSBC Bank Chile	-	-	-	-	-	-	-	-	-	5,013
Deutsche Bank Chile	-	-	-	-	-	-	-	-	15,000	-
Total								259,210	336,435	116,492
SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 7. Inventories

The composition of inventories at each period-end is as follows:

Class of inventories	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Raw materials	4,704	6,491	11,144
Supplies for production	18,474	15,617	19,275
Products-in-progress	277,746	287,712	189,555
Finished products	317,147	320,943	320,903
Total	618,071	630,763	540,877

Inventory provisions recognized as of June 30, 2010 amount to ThUS$62,268 as of December 31, 2009 amounted to ThUS$65,298, and as of January 1, 2009 amounted to ThUS$43,686. Provisions have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.) Additionally, provisions have been recognized for goodwill in the sale of products and inventory difference.

The breakdown of these provisions is as follows:

Class of inventory	6/30/2010 ThUS$	12/31/2009 ThUS$	1/01/2009 ThUS$

Supplies for production	2,031	1,580	1,900
Products-in-progress	37,464	41,952	28,100
Finished products	22,773	22,396	13,686
Total	62,268	65,928	43,686

The Company has not delivered inventories as collateral for the periods indicated above.

SQM
Los Militares 4290.
Las Condes. Santiago. Chile
Tel: (56 2) 425 2000
www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties

8.1	Information for disclosure on related parties

Balances pending at year-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended June 30, 2010, the Group has not recorded any impairment in receivables related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

8.2	Relationships between the parent company and the entity

According to that provided in the by-laws of SQM S.A., no shareholder can concentrate more than 32% of the Company’s voting right capital.

Sociedad de Inversiones Pampa Calichera S.A. and Global Mining Investments (Chile) S.A. and collectively, the Pampa Group, are the owners of a number of shares which is equivalent to 29.02% of the current total amount of shares issued, subscribed and paid of SQM S.A. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares issued, subscribed and paid of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21. 2006 have subscribed a joint venture agreement with respect to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of voting right capital of SQM S.A. and the Kowa Group does not concentrate by itself more than 32% of voting right capital of SQM S.A.

Likewise, the joint venture agreement has not transformed the Pampa Group and the Kowa Group in related companies between them. The joint venture agreement has only transformed the current controller of SQM S.A. composed of the Pampa Group and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	25.30
96.863.960-9	Global Mining Investments (Chile) S.A.	3.77
Total Pampa Group		29.07

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

8.3	Intermediate parent company and companies controlled by SQM S.A. which publicly issue financial statements

The following intermediate parent companies prepare public financial statements:

Soquimich Comercial S.A.

8.4	Detailed identification of the link between the parent company and the subsidiary as of June 30, 2010 and December 31, 2009

	Participation percentage in subsidiary
	As of June 30, 2010
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.3820	60.3820
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6382	60.6382
SQM Industrial S.A.	99.9954	0.0046	100.0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0001	99.9999	100.0000

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

8.4	Detailed identification of the link between the parent company and the subsidiary as of June 30, 2010 and December 31, 2009, continued

	Participation percentage in subsidiary
	As of June 30, 2010
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	1.0000	99.0000	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0200	99.9800	100.0000
SQM Peru S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3300	1.6700	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80.0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty. Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
Fertilizantes Naturales S.A.	0.0000	66.6700	66.6700
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijin Comercial Co. Ltd.	0.0000	100.0000	100.0000

8.5	Detail of related parties and transactions with related parties

Transactions between the Company and its subsidiaries are part of the Company's common transactions. Their conditions are customary to this type of operations in respect to terms and market price.  In addition, these have been eliminated in consolidation and are not detailed in this note.

Expiration conditions for each case vary by virtue of the transaction which generated them.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

8.5 Detailed identification of the link between the parent company and the subsidiary as of June 30, 2010 and December 31, 2009, continued

Taxpayer ID	Company	Relationship	Original country	Transaction description	6/30/2010 ThUS$	6/30/2009 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	8,958	2,416
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	12,078	3,726
Foreign	Ajay Europe S.A.R.L.	Associate	France	Finance income	-	5
Foreign	Ajay North America LLC	Associate	United States	Sale of products	17,629	6,277
Foreign	Ajay North America LLC	Associate	United States	Dividends	37	308
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	6,940	1,741
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Finance income	-	54
Foreign	Kowa Company Ltd.	Entity with joint control	Japan	Sale of products	43,361	27,366
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of products	7,705	6,021
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of products	53	52
Foreign	NU3 N.V.	Associate	Belgium	Sale of products	7,750	6,474
Foreign	Nitrisi Holding N.V.	Associate	Belgium	Finance income	-	25
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	406
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	385
78.062.420-5	Minera Saskatchewan Ltda.	Entity with joint control	Chile	Sale of products	-	19,400

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

8.6	Trade and other receivables due from related parties, current:

			6/30/2010	12/31/2009	1/1/2009
Taxpayer ID	Company	Currency	ThUS$	ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	U.S. dollar	556	292	143
96.511.530-7	Soc.de Inversiones Pampa Calichera	U.S. dollar	8	8	8
78.062.420-5	Minera Saskatchewan Ltda.	U.S. dollar	-	32,588	-
Foreign	Doktor Tarsa Tarim Sanayi AS	U.S. dollar	1,309	7,304	13.641
Foreign	Nutrisi Holding N.V.	Euro	1,490	1,741	1.702
Foreign	Ajay Europe S.A.R. L.	U.S. dollar	4,177	1,492	4.061
Foreign	Ajay North America LLC.	U.S. dollar	3,735	2,914	2.520
Foreign	Abu Dhabi Fertilizer Industries WWL	U.S. dollar	4,813	3,546	6.579
Foreign	NU3 B.V.	Euro	1,973	1,883	772
Foreign	Misr Specialty Fertilizers	U.S. dollar	2	289	632
Foreign	Kowa Company Ltd.	U.S. dollar	21,747	15,764	18.170
Foreign	SQM Thailand Co. Ltd.	U.S. dollar	895	835	-
Foreign	SQM Agro India	U.S. dollar	-	-	595
Foreign	SQM East Med Turkey	U.S. dollar	-	-	1.075
Foreign	NU3 N.V.	Euro	-	-	1.129
Total to the present date			40,705	68,656	51,027

8.7	Trade and other receivables due from related parties, non-current:

			6/30/2010	12/31/2009	1/1/2009
Taxpayer ID	Company	Currency	ThUS$	ThUS$	ThUS$
Foreign	Abu Dhabi Fertilizer Industries WWL a.	U.S. dollar	-	-	2,000
Total to the present date			-	-	2,000

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

8.8	Trade and other payables due to related parties, current:

			6/30/2010	12/31/2009	1/1/2009
Taxpayer ID	Company	Currency	ThUS$	ThUS$	ThUS$
79.049.778-9	Callegari Agrícola S.A.	Chilean peso	-	234	-
Foreign	NU3 N.V.	U.S. dollar	636	94	-
Foreign	SQM Vitas	United Arab Emirates dirham	2,431	2,883	-
Foreign	Coromandel Fertilizers Limited	Indian rupee	535	681	-
Foreign	SQM Thailand Co. Ltd.	Euro	-	-	178
Total to the present date			3,602	3,892	178

8.9	Board of Directors and Senior Management

1)	Board of Directors

SQM S.A. is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 30, 2008.

As of June 30, 2010, the Company has an Audit Committee which is composed of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

2)	Directors’ Compensation

2.1  2010

2.1.1 Board of Directors

Director’s compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of UF 300 in favor of SQM Chairman and UF 50 in favor of the seven remaining board members regardless of their attendance to Board meetings or the number of meetings to which they attend.

b)
A payment in domestic currency and in favor of the Chairman of the Board of Directors consisting in variable and gross amount equivalent to 0.35% of total profit for the period which SQM S.A. effectively obtains during fiscal year 2010.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of variable and gross amount equivalent to 0.04% of the total profit for the period which SQM S.A. effectively obtain during fiscal year 2010.

d)
Fixed and variable amounts indicated will not be subject to any charge between them and those expressed in percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of SQM approve the statement of financial position (balance sheet), the financial statements. the annual report. the report by the account inspectors and the report of external auditors for the commercial year ending December 31. 2010.

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the 3 Directors who are a part of the Company’s Audit Committee regardless of the number of meetings which are conducted during the respective month.

b)
A payment in domestic currency and in favor of each of the 3 Directors of a variable and gross amount equivalent to 0.013% of the Company’s total profit for the period,  which SQM S.A. effectively obtains during fiscal year 2010.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

2.2	2009

2.2.1 Directors’ Compensation and Committee

During 2009, the Company has paid to its directors an annual amount of UF 300 to the Chairman and UF 50 to each of the seven remaining board members regardless of attendance to Board meetings or the number of meetings to which they attended.

In addition, the directors have received variable remuneration consistent in 0.5% of net revenue of 2008 for the Chairman and 0.5% of net revenue for 2008 divided in equal parts for each of the seven remaining board members.

Therefore, remuneration and profit share paid to the members of the Audit Committee and the directors during 2009 amount to ThUS$6,507.

In April 2009, at the General Ordinary Shareholders’ Meeting of SQM S.A. the shareholders agreed to change the percentages of variable benefit for 2009; i.e., to 0.35% of net income for 2009 for the Chairman and 0.04% of net revenue for 2009 to each of the remaining seven directors.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 8. Information for disclosure on related parties, continued

3) No guarantees have been constituted in favor of directors.

4) Senior Management remuneration

As of June 30, 2010, the overall remuneration paid to the 105 main executives amounts to ThUS$15,893. (ThUS$25,559 as of December 31, 2009.)  This includes monthly fixed remuneration, variable performance bonuses, corporate results over results obtained in the prior year and long-term compensation.

The Company’s executives perform their duties in the different areas and their jobs positions are: General Manager, Vice-President of Commerce, Finance and Development, Vice-President of Legal Affairs, Vice-President of Sustainable Development, Vice-President of Human Resources and Corporate Affairs and Vice-President of Operations (Nueva Victoria, Saltpeter Deposit - Iodine and Saltpeter Deposit - Lithium.)

5) Incentive plans for the main executives and managers

SQM S.A. for its executives has defined annual bonus plans related to goal achievement and level of individual contribution to the Company’s income. These incentives are structured in a minimum and maximum of gross remuneration which are paid once a year or every two years.

Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2010 and 2011.

6) No guarantees have been constituted in favor of the Company’s management.

7) The Company’s Managers and Directors do not receive or have not received any benefit during the second quarter ended as of June 30, 2010 or retribution for the concept of pensions, life insurance, paid time off, profit sharing, incentives, benefits due to disability other than those mentioned in the preceding numbers

8) In accordance with IAS No. 24 paragraph 9, letter f) we must inform that our Director Wolf Von Appen B. is a part of the Ultramar Group. As of June 30, 2010, the amount of operations with this Group is approximately ThUS$367.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial Instruments

In accordance with IAS 39, financial assets are detailed as follows:

9.1	Classes of other financial assets

Classes of other financial assets	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Other current financial assets (1)	122,739	15,045	20,121
Derivative instruments (2)	12,618	9,153	1,599
Hedging assets. current	24,168	51,339	-

Total other current financial assets	159,525	75,537	21,720

Other non-current financial assets (3)	106	113	101

(1)	Relates to a time deposit with Banco Santander and Banco BCI which expires in more than 90 days.

(2)	Relate to forwards and options which were not classified as hedging instruments.

(3)	Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership of 3%.)

9.2	Trade and other receivables

a)	Trade and other receivables, net:

Description of the class of trade and other receivables. net:	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Trade and other receivables current, net	379,983	325,823	334,791
Trade receivables	351,609	309,765	328,044
Other receivables	28,374	16,058	6,747

Trade and other receivables non-current, net	3,718	4,208	766
Other receivables	3,718	4,208	766

Total	383,701	330,031	335,557

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial Instruments, continued

b)	Trade and other receivables. gross:

Classes of trade and other receivables. gross	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Trade and other receivables current, gross	398,429	342,906	348,066

Trade receivables	368,600	326,192	339,932
Other receivables	29,829	16,714	8,134

Trade and other receivables non-current, gross	3,718	4,209	766

Other receivables	3,718	4,209	766

Total to the present date	402,147	347,115	348,832

c)	Detail of financial assets past due and not paid but not impaired

Financial assets past due. not paid but not impaired are composed of the following: Trade and other receivables as of June 30. 2010 and December 31. 2009.

				Balances as of June 30, 2010
Financial assets	Expiring in less than three months	Expiring between three and six months	Expiring between six and twelve months	Expiring in more than twelve months	Total ThUS$

Trade and other receivables	77,335	33,600	-	12,921	123,856
Total	77,335	33,600	-	12,921	123,856

				Balances as of December 31, 2009
Financial assets	Expiring in less than three months	Expiring between three and six months	Expiring between six and twelve months	Expiring in more than twelve months	Total ThUS$

Trade and other receivables	36,956	7,107	713	6,370	51,146
Total	36,956	7,107	713	6,370	51,146

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial Instruments, continued

d)	Detail of impaired financial assets

At the end of each period, the financial assets included in trade and other receivables have been subject to value impairment tests and there are indications of impairment in the value of these.
The Company and its subsidiaries record an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been depleted or there are certain doubts as to the recovery of trade and other receivables.

Financial assets	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Trade and other receivables	(18,446)	(17,083)	(13,279)
Balance	(18,446)	(17,083)	(13,279)

Reconciliation of variations in the allowance for impairment of trade and other receivables.

	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Opening balance	17,083	13,279	10,649
Impairment for the period	921	3,716	4,700
Write-offs	(60)	(199)	(1,042)
Exchange difference	502	1,214	(855)
Other	-	(927)	(173)

Total	18,446	17,083	13,279

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

9.3	Current hedging assets

The balance relates to financial instruments measured at fair value, which have been classified as foreign currency translation hedging and interest rate hedges associated with all the Company’s obligations related to bonds payable in Chilean pesos and in UF.  As of June 30, 2010, the face value of cross currency swap contracts amounted to ThUS$413,183, as of December 31, 2009 amounted to ThUS$415,749, as of June 30, 2009 amounted to ThUS$357.894 and as of January 1. 2009 amounted to ThUS$ 113,025.

Hedging assets. current	Derivative instruments (CCS)	Effect on profit or loss for the period. Derivative Instruments	Hedging reserve in equity. gross	Deferred income Hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2010	24,168	(31,315)	5,062	(860)	4,202

June 30, 2009	42,247	40,279	1,719	(293)	1,426

Hedging assets. current	Derivative instruments (CCS)	Effect on profit or loss for the period. Derivative Instruments	Hedging reserve in equity. gross	Deferred income Hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2009	51,339	68,533	9,619	(1,635)	7,984

Balances in the column, Effects on profit or loss consider the annual affects of contracts which were in force as of June 30, 2010, December 31, 2009, June 30, 2009 and January 1, 2009.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9.   Financial Instruments, continued

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is hedging the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure its effectiveness.

Based on a comparison of critical terms, hedging is highly effective given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

9.4	Financial liabilities

As of June 30, 2010, December 31, 2009 and January 1, 2009, financial liabilities are detailed as follows:

Classes of interest-bearing (accruing) loans	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Current interest-bearing loans

Bank loans (a)	65,510	220,756	133,587
Derivative instruments (9.6)	1,252	4,232	7,158
Current hedging liabilities	-	-	11,031
Unsecured obligations (b)	16,000	43,867	7,344
Total	82,762	268,855	159,120

Non-current interest-bearing loans

Bank loans (c)	219,968	363,808	229,680
Unsecured obligations (d)	874,442	660,542	281,662
Total	1,094,410	1,024,350	511,342

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

a)	Current bank loans:

As of June 30, 2010, December 31, 2009 and January 1, 2009, the breakdown of this caption is as follows:

Debtor			Creditor							June 30, 2010
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Type of currency or adjustment index	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	Current maturities Between 91 days and 1 year ThUS$	Total ThUS$

79.947.100-0	SQM Industrial S.A.	Chile	97.951.000-4	HSBC Bank Chile	Chile	US$	Expiration date	0.95%	0.95%	14,549	-	14,549
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.71%	3.71%	206	20,000	20,206
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.72%	3.72%	102	10,000	10,102
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	2.61%	2.61%	-	628	628
93.007.000-9	SQM S.A.	Chile	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	Chile	US$	Expiration date	0.50%	0.50%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	US$	Expiration date	1.31%	1.11%	-	82	82
Foreign	Fertilizantes Naturales S.A.	Spain	Foreign	Other banks	Spain	Euro	Expiration date	-	-	-	20	20
Total										34,857	30,730	65,587
Borrowing costs										-	(77)	(77)
Total										34,857	30,653	65,510

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Debtor			Creditor			Type of				December 31, 2009 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	currency or adjustment index	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	Between 91 days and 1 year ThUS$	Total ThUS$

79.947.100-0	SQM Industrial S.A.	Chile	97.951.000-4	HSBC Bank Chile	Chile	US$	Expiration date	4.74%	4.74%	15,090	-	15,090
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	2.68%	2.68%	-	656	656
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Expiration date	4.66%	4.66%	20,813	-	20,813
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.98%	3.98%	223	-	223
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.98%	3.98%	109	-	109
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Chile	Chile	US$	Expiration date	4.51%	4.51%	20,762	-	20,762
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Chile	Chile	US$	Expiration date	4.46%	4.46%	10,376	-	10,376
93.007.000-9	SQM S.A.	Chile	Foreign	Caja de ahorro y Monte de Piedad	United States	US$	Expiration date	3.08%	2.56%	43	-	43
Foreign	Royal Seed Trading Corporation A.V.V..	Aruba	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	United States	US$	Expiration date	1.22%	0.69%	100,053	-	100,053
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	US$	Expiration date	0.95%	0.80%	-	55	55
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	US$	Expiration date	2.47%	1.93%	-	50,019	50,019
Foreign	Fertilizantes Naturales S.A.	Spain	Foreign	Other banks	Spain	Euro	Expiration date	-	-	-	3,327	3,327
Total										167,469	54,057	221,526
Borrowing costs										(653)	(117)	(770)
Total										166,816	53,940	220,756

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Debtor			Creditor			Type of				1/1/2009 Current maturities
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	currency or adjustment index	Type of repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	Between 91 days and 1 year ThUS$	Total ThUS$

79.947.100-0	SQM Industrial S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	US$	Expiration date	10.12%	10.12%	15,346	-	15,346
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	US$	Expiration date	6.00%	6.00%	-	10,085	10,085
93.007.000-9	SQM S.A.	Chile	Foreign	JP Morgan Chase Bank	United States	US$	Expiration date	6.63%	6.63%	-	20,317	20,317
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco Crédito e Inversiones	Chile	US$	Expiration date	6.12%	6.12%	-	10,087	10,087
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	US$	Expiration date	4.62%	4.62%	10,021	-	10,021
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	US$	Expiration date	7.87%	7.87%	10,166	-	10,166
93.007.000-9	SQM S.A.	Chile	97.032000-8	BBVA Chile	Chile	US$	Expiration date	8.00%	8.00%	20,338	-	20,338
79.626.800-K	SQM Salar S.A.	Chile	97.036.000-K	Banco Santander Santiago	Chile	US$	Expiration date	6.25%	6.25%	-	10,038	10,038
79.626.800-K	SQM Salar S.A.	Chile	97.036.000-K	Banco Santander Santiago	Chile	US$	Expiration date	6.02%	6.02%	10,037	-	10,037
79.626.800-K	SQM Salar S.A.	Chile	97.951.000-4	HSBC Bank Chile	Chile	US$	Expiration date	7.80%	7.80%	-	15,267	15,267
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Banco Bilbao Vizcaya Argentaria	United States	US$	Expiration date	3.01%	2.63%	204	-	204
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	US$	Expiration date	3.19%	2.93%	-	215	215
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	US$	Expiration date	3.73%	3.33%	-	32	32
Foreign	SQM Dubai - Fzco	United Arab Emirates	Foreign	HSBC Bank Middle East Ltd.	United Arab Emirates	Dirham	Expiration date	-	-	21	-	21
Foreign	Fertilizantes Naturales S.A.	Spain	Foreign	Other banks	Spain	Euro	Expiration date	-	-	-	1,632	1,632
Total										66,133	67,673	133,806
Borrowing costs										(102)	(117)	(219)
Total										66,031	67,556	133,587

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

b)	Unsecured obligations, current:

As of June 30, 2010, December 31, 2009 and January 1, 2009, the breakdown of the caption Unsecured current interest-bearing obligations is as follows:

Promissory notes

						Carrying value ThUS$
ID or registration No. of the instrument	Series	Adjustment unit	Face value	Expiration date of the note of line of credit	Interest rate	6/30/2010	12/31/2009	1/1/2009
47	1-B	Ch$	15,000,000,000	17-03-2010	3.6%	-	29,363	-

Total						-	29,363	-

On March 17, 2010, the promissory note No. 47 series 1-B Capital of ThUS$29,040 was paid.

Bonds

Debtor										Periodicity		6/30/2010 Current expiration dates
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	Up to 90 days MUS$	Between 91 days and 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	-	US$	6.79%	6.13%	Semi-annual	Expiration date	-	2,544	2,544
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	-	6,115	6,115
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.9%	Semi-annual beginning 2019	Semi-annual	3,649	-	3,649
93.007.000-9	SQM S.A	Chile	Chile	563	G	-		$6.19%	7.00%	Semi-annual	Expiration date	1,284	-	1,284
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Semi-annual	Expiration date	-	426	426
93.007.000-9	SQM S.A	Chile	Chile	563	J	-		$5.37%	5.50%	Semi-annual	Expiration date	-	1,268	1.268
93.007.000-9	SQM S.A.	Chile	Abroad		Single	-	US$	5.92%	5.50%	Semi-annual	Expiration date	-	2,630	2,630
				Total								4,933	12,983	17,916
				Bond issuance costs								(269)	(1,647)	(1,916)
				Total								4.664	11,336	16,000

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows expected in Cross Currency Swap Agreements.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Debtor										Periodicity		12/31/2009 Current expiration dates
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	Up to 90 days ThUS$	Between 91 days and 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	-	US$	6.79%	6.13%	Semi-annual	Expiration date	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Chile	446	C	150.000	UF	6.63%	4.00%	Semi-annual	Semi-annual	-	6,537	6,537
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.9%	Semi-annual	Semi-annual	3,891	-	3,891
93.007.000-9	SQM S.A	Chile	Chile	563	G	-		$6.19%	7.00%	Semi-annual	Expiration date	1,386	-	1,386
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Semi-annual	Expiration date	461	-	461
93.007.000-9	SQM S.A	Chile	Chile	563	J	-		$5.37%	5.50%	Semi-annual	Expiration date	1,391	-	1,391
				Total								7.129	9,114	16,243
				Bond issuance costs								(1.169)	(570)	(1,739)
				Total								5.960	8,544	14,504

Debtor										Periodicity		1/1/2009 Current expiration dates
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	Up to 90 days ThUS$	Between 91 days and 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	-	US$	6.79%	6.13%	Semi-annual	Expiration date	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	-	5,353	5,353
				Total								-	7,930	7,930
				Bond issuance costs								-	(586)	(586)
				Total								-	7,344	7,344

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

c)	Classes of non-current interest-bearing loans

The detail of non-current interest-bearing loans as of June 30, 2010, December 31, 2009 and January 1, 2009 is as follows:

Non-current interest-bearing bank loans

Debtor			Creditor			Currency				6/30/2010 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	or adjustment unit	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	2.61%	2.61%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	US$	Expiration date	1.31%	1.11%	80,000	-	-	80,000
Total										80,000	140,000	-	220,000
Borrowing costs										(32)	-	-	(32)
Total										79,968	140,000	-	219,968

Debtor			Creditor							12/31/2009 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency or adjustment unit	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	2.68%	2.68%	-	140,000	-	140,000
93.007.000-9	SQM S.A.	Chile	Foreign	Caja de ahorro y Monte de Piedad	United States	US$	Expiration date	3.08%	2.56%	40,000	-	-	40,000
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.98%	3.98%	10,000	-	-	10,000
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Expiration date	3.98%	3.98%	20,000	-	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	BBVA Bancomer	United States	US$	Expiration date	4.07%	3.25%	75,000	-	-	75,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	US$	Expiration date	0.95%	0.80%	80,000	-	-	80,000
Total										225,000	140,000	-	365,000
Borrowing costs										(1.192)	-	-	(1,192)
Total										223,808	140,000	-	363,808

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Debtor			Creditor							1/1/2009 Years to maturity
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	Currency or adjustment unit	Amortization period	Effective rate	Nominal rate	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	BBVA Banco Bilbao Vizcaya Argentaria	United States	USD	Expiration date	3.01%	2.63%	100,000	-	-	100,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Expiration date	3.19%	2.93%	80,000	-	-	80,000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	Foreign	Export Development Canada	United States	USD	Expiration date	3.73%	3.33%	50,000	-	-	50,000
Total										230,000	-	-	230,000
Borrowing costs										(320)			(320)
Total										229,680	-	-	229,680

d)	Non-current unsecured interest-bearing obligations

The breakdown of non-current unsecured interest-bearing obligations as of June 30, 2010, December 31, 2009 and January 1, 2009 is as follows:

Debtor										Periodicity		6/30/2010 Non-current maturities
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	200.000.000	US$	6.79%	6.13%	Semi-annual	Expiration date	-	-	200,000	200,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,325,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	5,814	5,813	78,484	90,111
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.43%	4.9%	Semi-annual	Semi-annual	-	-	155,030	155,030
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	6.19%	7.00%	Semi-annual	Expiration date	-	38,388	-	38,388
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	5.88%	3.00%	Semi-annual	Expiration date	-	58,137	-	58,137
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.37%	5.50%	Semi-annual	Expiration date		95,056	-	95,056
93.007.000-9	SQM S.A.	Chile	Abroad		Single	250,000,000	US$	5.92%	5.50%	Semi-annual	Expiration date	-	-	250,000	250,000
				Total								5,814-	197,394	683,514	886,722
				Bond issuance costs								(706)	(3,204)	(8,370)	(12,280)
				Total								5,108	194,190	675,144	874,442

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Debtor										Periodicity		12/31/2009 Non-current maturities
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	200.000.000	US$	6.79%	6.13%	Semi-annual	Expiration date	-	-	200,000	200,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2.400.000	UF	6.63%	4.00%	Semi-annual	Semi-annual	6,195	6,195	86,729	99,119
93.007.000-9	SQM S.A	Chile	Chile	564	H	4.000.000	UF	6.43%	4.9%	Semi-annual	Semi-annual	-	-	165,197	165,197
93.007.000-9	SQM S.A	Chile	Chile	563	G	21.000.000.000		$6.19%	7.00%	Semi-annual	Expiration date	-	41,412	-	41,412
93.007.000-9	SQM S.A	Chile	Chile	563	I	1.500.000	UF	5.88%	3.00%	Semi-annual	Expiration date	-	61,949	-	61,949
93.007.000-9	SQM S.A	Chile	Chile	563	J	52.000.000.000		$5.37%	5.50%	Semi-annual	Expiration date		102,544	-	102,544
				Total								6,195	212,100	451,926	670,221
				Bond issuance costs								(731)	(3,739)	(5,209)	(9,679)
				Total								5,464	208,361	446,717	660,542

Debtor										Periodicity		1/1/2009 Non-current maturities
Taxpayer ID	Subsidiary	Country	Placement in Chile or abroad	No. of registration or ID of the instrument	Series	Placed face outstanding value	Adjustment unit	Effective rate	Nominal rate	Payment of interest	Amortization	1 to 3 years ThUS$	3 to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	Abroad		Single	200.000.000	US$	6.79%	6.13%	Semi-annual	Expiration date	-	-	200,000	200,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2.550.000	UF	6.63%	4.00%	Semi-annual	Semi-annual	5,056	5,056	75,828	85,940
				Total								5,056	5,056	275,828	285,940
				Bond issuance costs								(781)	(438)	(3,059)	(4,278)
				Total								4,275	4,618	272,769	281,662

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

e)	Additional Information

-	Bonds

As of June 30, 2010, December 31, 2009 and January 1, 2009, ThUS$17,916,  ThUS$16,243 and ThUS$7,930, respectively are presented at short-term related to principal, short-term portion plus interest accrued at that date. In the long-term, the Company presented ThUS$886,722 as of June 30, 2010, ThUS$670,221 as of December 31, 2009 and ThUS$285,940 as of January 1, 2009 related to principal installments of Series C bonds, single series bonds, Series G bonds, Series H bonds, Series J bonds, and Series I bonds.

As of June 30, 2010, December 31, 2009 and January 1, 2009 the detail of each issuance is as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$100,991) at an annual rate of 4.00%

As of June 30, 2010, June 30, 2009, the following cash payments have been made with a debit to Series C bonds:

Payments made	6/30/2010		6/30/2009
	UF	MUS$	UF	MUS$
Principal	75,000.00	2,993	75,000.00	2,787
Interest	50,500.20	2,576	53,470.80	1,987

Single Series Bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2010 and June 30, 2009, the following cash payments have been made with a debit to Single Series bonds:

	6/30/2010 ThUS$	6/30/2009 ThUS$
Payments of interest	6,125	6,125

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 7%.

As of June 30, 2010 and June 30, 2009, the following cash payments have been made with a charge to the Series G and H bonds line:

	6/30/2010 ThUS$	6/30/2009 ThUS$
Payment of interest for Series “G” bonds	1,424	-
Payment of interest for Series “H” bonds	3,996	-

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 3.00%.

As of June 30, 2010 and June 30, 2009 the following cash payments have been made with a debit to Series J and I bonds:

	6/30/2010 ThUS$	6/30/2009 ThUS$
Payment of interest for Series “J” bonds	2,681	-
Payment of interest for Series “I” bonds	891	-

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

Single Series Bonds

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 expiring beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of June 30, 2010, there are no payments of interest or principal associated with this bond

-	Commercial papers (promissory notes)

On March 24, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,875) in the Chilean market. These notes are denominated series 2-A, line 46 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

On December 15, 2009, the Company paid Series 2-A.

On April 2, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,770) in the Chilean market. These notes are denominated series 1-B, line 47 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

Payments made	2010		2009
	ThCh$	ThUS$	ThCh$	ThUS$

Principal, Series 2-A	-	-	15,000,000	30,270
Principal, Series 1-B	15,000,000	29,040	-	-

9.5	Trade and other payables

Class of trade and other payables	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Current trade and other payables

Trade payables	143,585	182,718	109,465
Rentals	293	300	226
Other payables	869	1,177	1,111
Total	144,747	184,195	110,802

Non-current trade and other payables

Trade payables	-	-	-
Rentals	26	187	398
Total	26	187	398

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

9.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail by type of instrument is as follows:

Financial liabilities at fair value	6/30/2010	Effect on profit or loss as of 6/30/2010	12/31/2009	Effect on profit or loss as of 12/31/2009	1/1/2009
through profit or loss	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	910	(910)	3,993	(3,993)	5,029
Derivative instruments (options)	342	(342)	239	(239)	2,129
	1,252	(1,252)	4,232	(4,232)	7,158
Balances in the column effect on profit or loss consider the annual affects of agreements which were in force as of June 30, 2010.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

9.7	Financial asset and liability categories

Description of financial assets	Amount 6/30/2010 ThUS$	Amount 12/31/2009 ThUS$	Amount 1/1/2009 ThUS$
Financial assets at fair value through profit or loss	-	-	-
Financial assets held for trading	-	-	-
Investments held to maturity	159,631	75,650	21,821
Loans and receivables	383,701	330,031	335,557
Financial assets available for sale	-	-	-
Total financial assets	543,332	405,681	357,378

Description of financial liabilities	Amount 6/30/2010 ThUS$	Amount 12/31/2009 ThUS$	Amount 1/1/2009 ThUS$
Financial liabilities at fair value through profit or loss	-	-	-
Financial liabilities held for trading	-	-	-
Financial liabilities measured at amortized cost	1,321,945	1,477,587	781,662
Total financial liabilities	1,321,945	1,477,587	781,662

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

9.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

On October 15, 2009, SQM Brazil directly provided a guarantee to governmental entities related to legal processes under development which note has been issued by BBVA Bancomer S.A.

As of June 30, 2010 and December 31, 2009, assets pledged as guarantees are as follows:

Restricted cash	6/30/2010 ThUS$	12/31/2009 ThUS$
Isapre Norte Grande Ltda.	427	446
SQM Brasil Limitada	-	21
Total	427	467

9.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9. Financial instruments, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	6/30/2010		12/31/2009		1/1/2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	386,933	386,933	530,394	530,394	303,799	303,799
Current trade and other receivables	379,983	379,983	325,823	325,823	334,791	334,791
Other current financial assets:
- Time deposits	122,739	122,739	15,045	15,045	20,121	20,121
- Derivative instruments	12,618	12,618	9,153	9,153	1,599	1,599
- Current hedging assets	24,168	24,168	51,339	51,339	-	-
Total other current financial assets	159,525	159,525	75,537	75,537	21,720	21,720
Other non-current financial assets:	106	106	113	113	101	101
Other current financial liabilities
- Bank loans	65,510	65,510	220,756	220,756	133,587	133,587
- Derivative instruments	1,252	1,252	4,232	4,232	7,158	7,158
- Hedging liabilities	-	-	-	-	11,031	11,031
- Unsecured obligations	16,000	16,000	43,867	43,867	7,344	7,344
Total other current financial liabilities	82,762	82,762	268,855	268,855	159,120	159,120
Trade payables	144,747	144,747	184,195	184,195	110,802	110,802
Other non-current financial liabilities:
- Bank loans	219,968	255,224	363,808	365,489	229,680	229,585
- Unsecured obligations	874,442	1,046,497	660,542	734,618	281,662	346,739
Total other non-current financial liabilities	1,094,410	1,301,721	1,024,350	1,100,107	511,342	576,324

Fair value hierarchy

In accordance with IFRS 7 paragraph 27 a and b provides the obligation of disclosing the hierarchy level used to determine the value measurement techniques. Fair value hierarchies correspond to:

-	Level 1: when only quoted (unadjusted) prices have been used in active markets.

-	Level 2: when in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

-	Level 3: when in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in levels 1 and 2.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 9 – Financial instruments, continued

9.10	Nature and scope of risks arising from financing instruments
As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

Note 10. Investments and information for disclosure on Investments in subsidiaries

10.1	Information for disclosure on investments in subsidiaries

a)	Operations executed in 2010

On February 2, 2010, the subsidiary SQM Beijin Comercial”, was formed, to which Soquimich Industrial S.A. contributed capital of ThUS$100 obtaining 100% participation in the capital of that entity.

b)	Operations executed in 2009

On July 14, 2009, the subsidiary Comercial Agrorama Callegari Limitada was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$1,021 obtaining 70% participation in the capital of that entity

On December 17, 2009, Soquimich European Holdings B.V. acquired 51% of SQM Agro India Private Ltda. for ThUS$50. With this acquisition, it now holds 100% of this entity. The Company conducted the valuation considering the carrying value of equity of SQM Agro India Private Ltda., which does not significantly differ from its fair value determined at that date.

The Parent Company controls all the subsidiaries in which it has more than 50% direct or indirect voting rights.

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

Below, we detail the financial information as of June 30, 2010 of those companies on which the Group exerts significant influence.

6/30/2010
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
SQM Nitratos S.A.	Chile	US$	100	536,262	58,429	594,691	519,569	11,157	530,726	52,929	1,151
Proinsa Ltda.	Chile	US$	60.58	193	1	194	-	-	-	-	-
SQMC Internacional Ltda.	Chile	US$	60.6382	259	-	259	-	-	-	-	-
SQM Potasio S.A.	Chile	US$	99.9974	103,855	556,780	660,635	1	216,026	216,027	-	44,711
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US$	100	119,653	56,881	176,534	154,848	3,482	158,330	22,585	5,881
Isapre Norte Grande Ltda.	Chile	US$	100	479	494	973	486	122	608	1,994	17
Ajay SQM Chile S.A.	Chile	US$	51	11,553	3,096	14,649	4,710	563	5,273	25,364	616
Almacenes y Depósitos Ltda.	Chile	US$	100	354	44	398	1	-	1	-	(6)
SQM Salar S.A.	Chile	US$	100	425,159	586,826	1,011,985	322,677	88,263	410,940	286,793	64,488
Comercial Hydro S.A.	Chile	US$	60.6382	5,738	311	6,049	19	63	82	86	73
SQM Industrial S.A.	Chile	US$	100	963,766	568,556	1,532,322	787,972	38,152	826,124	336,676	83,308
Minera Nueva Victoria S.A.	Chile	US$	100	71,436	53,826	125,262	1,042	2,453	3,495	831	2,105
Exploraciones Mineras S.A.	Chile	US$	100	402	31,365	31,767	3,687	-	3,687	-	(102)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	US$	100	491	95	586	189	285	474	957	(16)
Soquimich Comercial S.A.	Chile	US$	60.6383	157,432	14,263	171,695	69,408	1,335	70,743	44,313	2,096
Agrorama Callegari Ltda.	Chile	US$	42.4468	2,636	1,167	3,803	2,421	-	2,421	2,738	(68)
SQM North America Corp.	United States	US$	100	120,764	15,527	136,291	101,382	3,644	105,026	119,719	8,211
RS Agro Chemical. Trading A.V.V.	Aruba	US$	100	5,229	-	5,229	-	-	-	-	(3)
Nitratos Naturais do Chile Ltda.	Brazil	US$	100	56	273	329	4,827	-	4,827	-	105

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

6/30/2010
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US$	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Netherlands Antilles	US$	100	669	66,405	67,074	3,709	-	3,709	-	26,932
SQM Peru S.A.	Peru	US$	100	23,810	136	23,946	25,020	-	25,020	10,570	(453)
SQM Ecuador S.A.	Ecuador	US$	100	4,880	76	4,956	4,628	-	4,628	7,023	16
SQM Brazil Ltda.	Brazil	US$	100	221	52	273	1,104	-	1,104	342	(4)
SQI Corporation NV.	Netherlands Antilles	US$	100	-	13	13	31	-	31	-	5
SQM Japan Co. Ltd.	Japan	US$	100	1,190	532	1,722	118	341	459	742	107
SQMC Holding Corporation L.L.P.	United States	US$	100	1,652	7,298	8,950	470	-	470	-	(371)
SQM Europe N.V.	Belgium	US$	100	298,787	447	299,234	275,034	-	275,034	410,727	14,354
SQM Italia SRL	Italy	US$	100	1,265	-	1,265	16	-	16	-	-
SQM Indonesia S.A.	Indonesia	US$	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US$	100	162	145	307	39	-	39	-	-
SQM Virginia LLC	United States	US$	100	14,834	14,380	29,214	14,834	-	14,834	-	-
SQM Comercial de Mexico S.A. de C.V.	Mexico	US$	100	55,466	1,396	56,862	57,492	771	58,263	67,937	(2,020)

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

6/30/2010
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
SQM investment Corporation N.V.	Netherlands Antilles	US$	100	63,472	604	64,076	37,220	701	37,921	7,545	5,348
Royal Seed Trading Corporation A.V.V.	Aruba	US$	100	71,089	32	71,121	96	80,000	80,096	-	(9,973)
SQM Lithium Specialties LLP	United States	US$	100	15,786	3	15,789	1,265	-	1,265	-	-
Soquimich SRL Argentina	Argentina	US$	100	531	-	531	150	-	150	-	(65)
Comercial Caimán Internacional S.A.	Panama	US$	100	662	-	662	1,363	-	1,363	-	(133)
SQM France S.A.	France	US$	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	100	101	139	240	765	229	994	1,342	74
SQM Nitratos México S.A. de C.V.	Mexico	US$	51	21	1	22	12	-	12	62	4
Soquimich European Holding B.V.	Netherlands Antilles	US$	100	34,470	83,432	117,902	58,279	20	58,299	-	26,202
Fertilizantes Naturales S.A.	Spain	US$	66.67	21,323	-8	21,315	19,989	-	19,989	33,077	744
Iodine Minera B.V.	Netherlands Antilles	US$	100	8,334	-	8,334	2	-	2	711	(613)
SQM Africa Pty Ltd.	South Africa	US$	100	47,753	172	47,925	41,416	-	41,416	41,989	4,902
SQM Venezuela S.A.	Venezuela	US$	100	91	-	91	399	-	399	-	-
SQM Oceania Pty Ltd.	Australia	US$	100	2,180	-	2,180	1,365	-	1,365	766	49
SQM Agro India Pvt. Ltd.	India	US$	100	178	3	181	201	-	201	-	(116)
SQM Beijin Commercial Co. Ltd.	China	US$	100	97	52	149	81	-	81	593	(32)
Total				3,200,167	2,123,250	5,323,417	2,518,452	447,607	2,966,059	1,478,411	277,524

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

Below, we detail the financial information as of December 31, 2009 of those companies on which the Group exerts significant influence.

12/31/2009
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
SQM Nitratos S.A.	Chile	US$	100.00	455,452	66,564	522,116	447,246	11,956	459,202	167,562	45,972
Proinsa Ltda.	Chile	US$	60.58	209	1	210	-	-	-	-	4
SQMC Internacional Ltda.	Chile	US$	60.6382	281	-	281	-	-	-	-	5
SQM Potasio S.A.	Chile	US$	99.9974	100,257	498,631	598,888	1	198,902	198,903	-	101,711
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US$	100.00	93,505	56,361	149,866	135,104	2,439	137,543	28,066	385
Isapre Norte Grande Ltda.	Chile	US$	100.00	439	521	960	466	119	585	3,780	17
Ajay SQM Chile S.A.	Chile	US$	51.00	12,816	3,829	16,645	6,221	1,662	7,883	35,752	722
Almacenes y Depósitos Ltda.	Chile	US$	100.00	383	46	429	1	-	1	-	7
SQM Salar S.A.	Chile	US$	100.00	388,082	526,431	914,513	301,143	86,784	387,927	477,878	161,346
Comercial Hydro S.A.	Chile	US$	60.6382	6,105	365	6,470	44	66	110	69	256
SQM Industrial S.A.	Chile	US$	100.00	844,030	537,981	1,382,011	728,276	30,582	758,858	628,703	28,891
Minera Nueva Victoria S.A.	Chile	US$	100.00	68,861	55,213	124,074	1,928	2,484	4,412	1,895	3,812
Exploraciones Mineras S.A.	Chile	US$	100.00	403	31,344	31,747	3,565	-	3,565	-	(183)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	US$	100.00	549	110	659	216	305	521	1,658	(33)
Soquimich Comercial S.A.	Chile	US$	60.6383	144,525	15,133	159,658	54,876	1,145	56,021	188,072	3,503
Agrorama Callegari Ltda.	Chile	US$	42.4468	2,130	173	2,303	740	-	740	1,211	(7)
SQM North America Corp.	United States	US$	100.00	137,329	15,540	152,869	126,097	3,644	129,741	191,520	(761)
RS Agro Chemical. Trading A.V.V.	Aruba	US$	100.00	5,232	-	5,232	-	-	-	-	(4)
Nitratos Naturais do Chile Ltda.	Brazil	US$	100.00	6	287	293	4,896	-	4,896	-	(572)

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

12/31/2009
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	US$	100.00	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Netherlands Antilles	US$	100.00	669	39,365	40,034	3,688	-	3,688	-	1,523
SQM Peru S.A.	Peru	US$	100.00	29,200	144	29,344	29,965	-	29,965	17,791	(2,583)
SQM Ecuador S.A.	Ecuador	US$	100.00	6,218	81	6,299	5,992	-	5,992	12,960	(183)
SQM Brasil Ltda.	Brazil	US$	100.00	245	77	322	1,149	-	1,149	844	(131)
SQI Corporation NV.	Netherlands Antilles	US$	100.00	-	7	7	31	-	31	-	(2)
SQM Japan Co. Ltd.	Japan	US$	100.00	1,075	509	1,584	103	326	429	1,395	10
SQMC Holding Corporation L.L.P.	United States	US$	100.00	1,443	7,678	9,121	358	-	358	-	1,632
SQM Europe N.V.	Belgium	US$	100.00	274,514	502	275,016	265,171	-	265,171	510,837	6,755
SQM Italia SRL	Italy	US$	100.00	1,485	-	1,485	19	-	19	-	0
SQM Indonesia S.A.	Indonesia	US$	80.00	5	-	5	1	-	1	-	181
North American Trading Company	United States	US$	100.00	162	145	307	39	-	39	-	(1)
SQM Virginia LLC	United States	US$	100.00	14,834	14,380	29,214	14,834	-	14,834	-	(99)
SQM Comercial de Mexico S.A. de C.V.	Mexico	US$	100.00	60,370	2,128	62,498	61,880	-	61,880	129,083	(10,090)

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 10. Investments and information for disclosure on investments in subsidiaries, continued

12/31/2009
				Asset			Liability				Profit for
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
SQM investment Corporation N.V.	Netherlands Antilles	US$	100.00	136,349	847	137,196	115,793	572	116,365	14,746	(21,843)
Royal Seed Trading Corporation A.V.V.	Aruba	US$	100.00	255,328	793	256,121	100,123	155,000	255,123	-	1,777
SQM Lithium Specialties LLP	United States	US$	100.00	15,787	3	15,790	1,264	-	1,264	-	(100)
Soquimich SRL Argentina	Argentina	US$	100.00	564	-	564	118	-	118	-	(14)
Comercial Caimán Internacional S.A.	Panama	US$	100.00	1,345	-	1,345	1,912	-	1,912	1,092	220
SQM France S.A.	France	US$	100.00	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	100.00	20	-	20	664	185	849	2,830	(55)
SQM Nitratos México S.A. de C.V.	Mexico	US$	51.00	19	1	20	13	-	13	110	(14)
SQM Dubai Fzco.	United Arab Emirates	US$	-	-	-	-	-	-	-	5,198	-
Soquimich European Holding B.V.	Netherlands Antilles	US$	100.00	97,854	60,645	158,499	125,168	38	125,206	-	1,137
Fertilizantes Naturales S.A.	Spain	US$	66.67	16,872	3	16,875	16,293	-	16,293	52,872	(689)
Iodine Minera B.V.	Netherlands Antilles	US$	100.00	8,959	-	8,959	14	-	14	1,330	1,864
SQM Africa Pty Ltd.	South Africa	US$	100.00	61,289	153	61,442	59,834	-	59,834	75,438	(1,181)
SQM Venezuela S.A.	Venezuela	US$	100.00	91	-	91	399	-	399	-	-
SQM Oceania Pty Ltd.	Australia	US$	100.00	2,509	-	2,509	1,934	-	1,934	1,679	429
SQM Agro India Pvt. Ltd.	India	US$	100.00	242	3	245	284	-	284	-	(213)
Total				3,253,463	1,936,000	5,189,463	2,617,977	496,209	3,114,186	2,554,371	323,401

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 11. Investment in associated companies

11.1    Investment in associated companies recognized using the equity method of accounting

As of June 30, 2010, December 31, 2009 and as of January 1, 2009, in accordance with criteria established in Note 2.5 and Note 2.13, investment in associated companies accounted for using the equity method and investments in business combinations are as follows:

	Note	6/30/2010 ThUS$	12/31/2009 ThUS$	1 /1/2009 ThUS$

Investments in associated companies	11.1 to 11.3	37,916	35,163	36,934
Business combination	12.0 to 12.4	23,907	20,022	-

Total		61,823	55,185	36,934

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

11.2    Assets, liabilities, revenue and expenses of associates

6/30/2010
				Asset			Liability				Profit for
Tax ID No.	Associated company	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	2,777	-	2,777	956	-	956	2,248	739
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	U.A.E Dirham	17,689	3,029	20,718	7,114	-	7,114	17,490	1,433
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,244	6,081	55,325	34,123	-	34,123	33,283	5,919
Foreign	Nutrisi Holding N.V.	Belgium	Euro	450	15,544	15,994	1,097	-	1,097	-	3,858
Foreign	Ajay North America	United States	US$	15,518	7,092	22,610	7,716	-	7,716	12,726	274
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	NU3 N.V.	Belgium	Euro	27,050	10,767	37,817	10,141	-	10,141	22,502	4,010
Foreign	Ajay Europe SARL	France	Euro	19,274	2,687	21,961	10,425	-	10,425	11,818	439
Foreign	NU3 B.V.	The Netherlands	Euro	19,320	4,416	23,736	17,442	-	17,442	35,005	2,546
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	2,712	3,484	6,196	2,564	264	2,828	1,936	(234)
Foreign	SQM Eastmed Turkey	Turkey	Euro	651	541	1,192	850	-	850	-	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	6,742	606	7,348	3,436	-	3,436	4,406	109
	Total			161,427	54,247	215,674	95,864	264	96,128	141,414	19,093

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

11.2    Assets, liabilities, revenue and expenses of associates, continued

12/31/2009
				Asset			Liability				Profit for
Tax ID No.	Associated company	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Ordinary profit ThUS$	the period (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	1,850	2	1,852	1,195	-	1,195	2,362	354
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	U.A.E Dirham	14,559	2,746	17,305	5,163	-	5,163	26,173	1,547
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	36,022	6,032	42,054	22,545	2,525	25,070	58,850	3,678
Foreign	Nutrisi Holding N.V.	Belgium	Euro	(552)	14,913	14,361	1,494	-	1,494	-	(2,120)
Foreign	Ajay North America	United States	US$	12,471	7,046	19,517	3,848	-	3,848	28,594	4,097
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	NU3 N.V.	Belgium	Euro	22,282	10,178	32,460	4,707	-	4,707	31,965	(1,425)
Foreign	Ajay Europe SARL	France	Euro	12,830	2,325	15,155	4,181	-	4,181	20,788	1,449
Foreign	NU3 B.V.	The Netherlands	Euro	15,889	5,300	21,189	16,773	-	16,773	64,921	23
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian Pound	2,708	3,858	6,566	2,542	275	2,817	5,400	882
Foreign	SQM Eastmed Turkey	Turkey	Euro	764	636	1,400	998	-	998	793	(11)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	6,119	574	6,693	2,999	-	2,999	9,691	430
	Total			124,942	53,610	178,552	66,445	2,800	69,245	249,537	8,904

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 11. Investments in Associated Companies, continued

11.3    Detail of investments in associates

   The Company’s ownership in its associated companies is detailed as follows:

Associated company	Main activities of the associated company	Ownership %	Investment 6/30/2010 ThUS$	Investment 12/31/2009 ThUS$	Investment 1/1/2009 ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	910	328	473
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	6,802	6,072	5,278
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	6,160	6,653	4,892
NU3 N.V.	Production of liquid and solid fertilizers	50%	-	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	9,101	8,492	11,212
Nutrisi Holding N.V.	Holding company	50%	7,098	6,239	6,823
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives	50%	4,510	3,920	4,282
NU3 B.V.	Production of liquid and solid fertilizers	100%	-	-	-
Mirs Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.4857%	1,599	1,780	2,247
SQM Agro India PVT Ltda.	Agent and distributor of specialty plant nutrients.	49%	-	-	94
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	171	201	219
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	1,565	1,478	1,414
Total			37,916	1,6791,679	3,9743,974

The Company has no participation in unrecognized losses in investments in associated companies.

The Company has no associated companies not recognized using the equity method,

SQM Los Militares 4290. Las Condes. Santiago. Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 12. Joint Ventures

12.1	Policy for accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which participation initially is recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor.  Profit for the period for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures on interest in joint ventures

a)	Operations conducted in 2010

On March 4, 2010, SQM Industrial signed an agreement with Qingdao Star Plant Protection Technology Co., Ltd., through which the companies formed a joint venture SQM Qingdao-Star Co, Ltd. Each party contributed capital amounting of ThUS$2,000 for share of 50%.

On June 24, 2010, SQM Industrial S.A. conducted a contribution amounting to ThUS$2,500 in SQM Migao Sichuan.

b)	Operations conducted in 2009

On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizers Limited called Coromandel SQM; each party contributed capital of ThUS$2,200 for share of 50%.

On March 18, 2009, a shareholder agreement was signed to form Sichuan SQM-Migao Chemical Fertilizer Co. Ltda. and the process for the registration and obtaining licenses ended on September 1, 2009.

SQM Industrial S.A. made its first capital contribution of ThUS$3,000 on November 6, 2009 from a total committed of ThUS$10,000 that each party will contribute. These additional contributions will be made during 2010.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

On December 29, 2009, a joint venture agreement was signed with the Roullier Group for the company SQM Dubai-Fzco., decreasing our share from 100% to 50%. On the same date, the company changed its name to SQM Vitas.

As a result from this operation we recorded a gain from that transaction of ThUS$3,019, which is presented in Other non-operating income (loss).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 12.   Joint Ventures, continued

12.3	Detail of assets, liabilities and profit or loss on investments in significant joint ventures by company as of June 30, 2010 and as of December 31, 2009, respectively:

6/30/2010
				Asset			Liability					Profit for
Tax ID No.	Associated	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Profit ThUS$	Expense ThUS$	the period(loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	7,085	4,009	11,094	188	-	188	-	(62)	(62)
Foreign	Coromandel SQM	India	Indian Rupee	32	919	951	109	-	109	-	(26)	(26)
Foreign	SQM Vitas	United Arab Emirates	U.A.E. Dirham	32,391	5,522	37,913	3,842	-	3,842	10,982	(9,917)	1,065
Foreign	SQM Qindao-Star Co. Ltda.	China	US$	2,301	298	2,599	605	-	605	485	(490)	(5)
	Total			41,809	10,748	52,557	4,744	-	4,744	11,467	(10,495)	972

12/31/2009
				Asset			Liability					Profit for
Tax ID No.	Associated	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Profit ThUS$	Expense ThUS$	the period(loss) ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	6,414	2,146	8,560	92	-	92	-	(33)	(33)
Foreign	Coromandel SQM	India	Indian Rupee	-	1,060	1,060	-	-	-	-	-	-
Foreign	SQM Vitas	U.A.E.	U.A.E Dirham	25,913	5,543	31,456	(1,551)	-	(1,551)	1,893	(1,821)	72
	Total			32,327	8,749	41,076	(1,459)	-	(1,459)	1,893	(1,854)	39

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

12.4	Detail of the amount of gain (loss) net of investments in significant joint ventures by company:

Associated company name	Main activities of the associated	Ownership %	Investment 6/30/2010 ThUS$	Investment 12/31/2009 ThUS$	Investment 1/1/2009 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate.	50%	421	530	-
Sichuan SQM Migao Chemical Fertilizer Co. Ltda	Production and distribution of soluble fertilizers.	50%	5.453	2.988	-
SQM Vitas	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	50%	17.036	16.504	-

SQM Quindao-Star Co. Ltda.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	50%	997	-	-
Total			23.907	20.022	0

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 13. Intangible assets and goodwill

13.1 Balances

	6/30/2010	12/31/2009	1/1/2009
Balances	ThUS$	ThUS$	ThUS$

Intangible assets other than goodwill	3,072	2,836	3,525
Goodwill	38,388	38,388	38,388

Total	41,460	41,224	41,913

13.2 Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main classes of intangible assets as of June 30, 2010,    December 31, 2009 and January 1, 2009 are detailed as follows:

		6/30/2010
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,627	(2,082)	1,545
Rights of way	Indefinite	548	(153)	395
Industrial patents	Finite	1,197	(663)	534
Trademarks	Finite	3,817	(3,780)	37
IT programs	Finite	1,193	(632)	561

Total		50,343	(8,883)	41,460

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 13. Intangible assets and Goodwill, continued

13.2 Disclosures on intangible assets and goodwill, continued

		12/31/2009
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,539	(1,990)	1,549
Rights of way	Indefinite	547	(152)	395
Industrial patents	Finite	1,204	(634)	570
Trademarks	Finite	3,989	(3,989)	-
IT programs	Finite	825	(503)	322

Total		50,065	(8,841)	41,224

		1/1/2009
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,488	(1,591)	1,897
Rights of way	Indefinite	547	(138)	409
Industrial patents	Finite	1,204	(554)	650
Trademarks	Finite	3,989	(3,830)	159
IT programs	Finite	701	(291)	410

Total		49,890	(7,977)	41,913

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 13. Intangible assets and Goodwill, continued

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	1 year	20 years
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 13. Intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of June 30, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable Intangible assets, net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224
Additions	-	88	-	-	372	369	829
Amortization	-	(92)	-	(36)	(335)	(130)	(593)

Ending balance	38,388	1,545	395	534	37	561	41,460

f)	Movements in identifiable intangible assets as of December 31, 2009:

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable Intangible assets, net ThUS$

Opening balance	38,388	1,897	409	650	159	410	41,913
Additions	-	51	-	-	-	124	175
Amortization	-	(399)	(14)	(80)	(159)	(212)	(864)

Ending balance	38,388	1,549	395	570	-	322	41,224

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 14. Property, plant and equipment
As of June 30, 2010, December 31, 2009 and January 1, 2009, the detail of property, plant and equipment is as follows:

14.1	Classes of property, plant and equipment

Description of classes of property, plant and equipment	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Property, plant and equipment, net
Construction-in-progress	470,490	379,416	234,757
Land	107,737	108,356	106,800
Buildings	81,724	86,252	66,813
Plant and equipment	422,691	453,859	461,277
IT equipment	3,570	3,853	3,526
Fixed facilities and accessories	181,448	193,893	152,176
Motor vehicles	50,713	55,341	41,309
Other property, plant and equipment	20,162	19,576	9,873
Total	1,338,535	1,300,546	1,076,531
Property, plant and equipment, gross

Construction-in-progress	470,490	379,416	234,757
Land	107,737	108,356	106,800
Buildings	210,819	212,751	184,061
Plant and equipment	1,073,297	1,090,769	1,012,711
IT equipment	21,637	21,573	19,540
Fixed facilities and accessories	371,078	368,419	304,360
Motor vehicles	148,760	154,887	130,154
Other property, plant and equipment	38,085	37,962	32,410
Total	2,441,903	2,374,133	2,024,793

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation and value impairment of buildings	129,095	126,499	117,248
Accumulated depreciation and value impairment of plant and equipment	650,606	636,910	551,434
Accumulated depreciation and value impairment of IT equipment	18,067	17,720	16,014
Accumulated depreciation and value impairment of fixed facilities and accessories	189,630	174,526	152,184
Accumulated depreciation and value impairment of motor vehicles	98,047	99,546	88,845
Accumulated depreciation and value impairment of other	17,923	18,386	22,537
Total	1,103,368	1,073,587	948,262

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 14. Property, plant and equipment, continued

14.2	Reconciliation of changes in property, plant and equipment by class as of June 30, 2010 and December 31, 2009:

Reconciliation entries of changes in property, plant and equipment by class as of June 30, 2010	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	147,657	-	-	123	64	-	18	-	9	147,871
Divestitures	-	-	(15)	(1,521)	(31)	-	-	-	(14)	(1,581)
Depreciation expense	-	-	(4,610)	(39,980)	(700)	(15,069)	(5,571)	-	(1,732)	(67,662)
Increase(decrease) in foreign currency exchange	-	-	1	(7)	-	23	(11)	-	2	8
Other increases (decreases)	(56,583)	(619)	96	10,217	384	2,601	936	-	2,321	(40,647)

Total Changes	91,074	(619)	(4,528)	(31,168)	(283)	(12,445)	(4,628)	-	586	37,989

Ending balance	470,490	107,737	81,724	422,691	3,570	181,448	50,713	-	20,162	1,338,535

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 14. Property, plant and equipment, continued

14.2	Reconciliation of changes in property, plant and equipment by class as of June 30, 2010 and December 31, 2009, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2009	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	234,757	106,800	66,813	461,277	3,526	152,176	41,309	-	9,873	1,076,531

Changes
Additions	394,180	1,560	-	306	148	9	233	-	128	396,564
Divestitures	(4,405)	-	(324)	(1,172)	(9)	(108)	(6)	-	(134)	(6,158)
Depreciation expense	-	-	(8,459)	(90,446)	(1,585)	(22,426)	(10,480)	-	(3,014)	(136,410)
Increase(decrease) in foreign currency exchange	-	-	3	54	-	-	1	-	3	61
Other increases (decreases)	(245,116)	(4)	28,219	83,840	1,773	64,242	24,284	-	12,720	(30,042)

Total changes	144,659	1,556	19,439	(7,418)	327	41,717	14,032	-	9,703	224,015

Ending balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 14. Property, plant and equipment, continued

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.3	Additional Information

1)	Assets recognized at fair value

As part of the process for the first-time adoption of IFRS, the Company opted to measure certain assets at fair value as deemed cost at the transition date of January 1, 2009.  These amounts were determined by an external specialist. The revaluation of assets implied an adjustment against retained earnings as of January 1, 2009 of ThUS$52,755. The adjusted balance of property, plant and equipment assets is detailed as follows:

	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Land	1,332	1,332	1,332
Buildings, net	2,210	2,241	2,426
Plant and equipment, net	38,746	42,335	53,576
IT equipment, net	1	1	1
Fixed facilities and accessories, net	1,799	1,840	2,031
Other property, plant and equipment, gross	882	918	1,091
Total	44,970	48,667	60,457

2)	Lease fixed assets

Investment properties include lease assets.  The detail is as follows:

	6/30/2010	12/31/2009	1/1/2009
Description of assets	ThUS$	ThUS$	ThUS$

2 floors of the Las Americas Building, net	1,389	1,405	1,436
Total (net)	1,389	1,405	1,436

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 14. Property, plant and equipment, continued

3)	Interest capitalized in construction-in-progress

The amount capitalized for this concept amounted to ThUS$ 12,366 as of June 30, 2010 (ThUS$7,507 as of June 30, 2009) and ThUS$ 19,231 as of December 31, 2009

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 15. Leases

15.1	Disclosures on finance lease, lessee

The asset acquired under the financial lease agreement method relates to a contract which SQM S.A. has with Inversiones La Esperanza S.A. which began in June 1992 and ends on June 31, 2011. The agreement entered indicates 230 installments with a sum of UF 663.75 each with an annual interest rate of 8.5%.

The Company maintains financial lease arrangements as lessee for which there are no contingent installments or restrictions which should be reported.

The net amount in book value as of June 30, 2010 amounted to ThUS$1,389 and as of December 31, 2009 and January 1, 2009 amounted to ThUS$ 1,405 and ThUS$ 1,436, respectively.

15.2	Investment property under finance lease:

Description of total investment property under finance lease,	6/30/2010	12/31/2009	1/1/2009
net:	ThUS$	ThUS$	ThUS$

Financial lease, Las Americas Building	1,389	1,405	1,436

Total	1,389	1,405	1,436

15.3	Reconciliation of minimum finance lease payments , lessee:

The reconciliation between the total gross investment and the present value is as follows:

Minimum payments	6/30/2010 ThUS$			12/31/2009 ThUS$			1/1/2009 ThUS$
to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value
Not exceeding one year	309	(15)	294	329	(29)	300	268	(43)	225
Between 1 and 5 years	26	-	26	192	(5)	187	425	(28)	397
Total	335	(15)	320	521	(34)	487	693	(71)	622

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16 Employee benefits

16.1	Provisions for employee benefits

Classes of benefits and expenses by	6/30/2010	12/31/2009	1/1/2009
employee	ThUS$	ThUS$	ThUS$
Current
Profit sharing and bonuses	37,596	16,375	22,112
Total	37,596	16,375	22,112

Non- current
Profit sharing and bonuses	250	20,082	12,000
Severance indemnities	22,041	28,682	20,186
Pension Plan	1,709	1,709	2,873

Total	24,000	50,473	35,059

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16 Employee benefits, continued

16.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services.  These will be paid in a term which does not exceed twelve months.

Staff severance indemnities

The Company only provides compensation and benefits to active employees.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term benefits to employees), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16    Employee benefits, continued

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 14, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code.  Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

All benefits provided by the company are current. Certain benefits such as vacation and severance indemnities are long-term benefits which are accumulative. These relate to services provided in which there are future disbursements which will be subsequent to twelve months

16.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	6/30/2010	12/31/2009	1/1/2009
Staff severance indemnities at actuarial value	ThUS$	ThUS$	ThUS$
Staff severance indemnities, Chile	21,472	28,170	19,478
Other obligations in companies elsewhere	569	512	708
Total other non-current liabilities	22,041	28,682	20,186

SQM North America’s pensions plan	1,709	1,709	2,873
Total post employment obligations	1,709	1,709	2,873

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

The methodology followed to determine the accrual for all the employees adhered to agreements considers turnover and salary increase rates according to the valuation method referred to as Accumulated Benefit Valuation or Accrued Cost of the Benefit Method. This methodology is established in IAS 19.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16. Employee benefits, continued

About the characteristics of the indemnity fund

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death.  In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2004 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 Retirement Benefit Costs.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16. Employee benefits, continued

16.4	Employee post retirement obligations

Our subsidiary, SQM North America has established with its employees certain pension plans for retired employees, which are calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using an interest rate of 6.5%. The net balance of this liability is presented under Other Accrued Liabilities.

The table below establishes the status of the plan financing and the amounts recognized in the consolidated balance sheet:

	2010	2009
	ThUS$	ThUS$
Variation in the benefit liability:
Benefit liability at the beginning of year	6,631	6,631
Cost of service	1	1
Interest cost	423	423
Actuarial loss	33	33
Benefits paid	(297)	(297)
Benefit liability at year-end	6,791	6,791

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	3,758	3,758
Contributions by the employer	448	448
Actual return (loss) on plan assets	1,173	1,173
Benefits paid	(297)	(297)
Fair value of the plan assets’ at year-end	5,082	5,082

Status of financing	(1,709)	(1,709)
Items not yet recognized as net regular provisional cost elements:
Net actuarial loss at the beginning of year	(4,186)	(4,186)
Amortization during the period	198	198
Net gain or loss during the period	857	857
Adjustment made to recognize the minimum pension-related liability	(3,131)	(3,131)
Accrued pension-related (liability) / prepaid pension-related cost	(1,709)	(1,709)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 16. Employee benefits, continued

16.4	Employee post retirement obligations, continued

As of June 30, 2010, the net regular pension-related expense was composed of the following elements:
2010
ThUS$

Costs or benefits of services earned during the period	1
Cost of interest in benefit liability	423
Actual return in plan’s assets	(1,173)
Amortization of loss from prior periods	198
Net gain for the period	889
Net regular pension-related expense	338

As of June 30, 2010, distributions of the plan assets by category are detailed as follows:

2010

Growth amounts	59%
International amounts	25%
Growth and income amounts	-
Taxable bonus	14%
Treasury amounts	0%
Money market funds	2%
100%

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 17. Disclosures on net equity

The detail and movements in the funds of net shareholders’ equity accounts are shown in the Consolidated statement of changes in net shareholders’ equity.

17.1	Disclosures on issued capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of a Series "A" with142,819,552 shares and Series “B” shares with 120,376,972 shares, where both series are preferred shares.

17.2	Disclosures on preferred share capital

The preferential voting rights of each series are as follows:

Series “A”:
If the election of the President of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders

Series “B”:
1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2010, December 31, 2009 and January 1, 2009, the Group does not maintain any dominant company's shares either directly or through investees.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 17. Disclosures on net equity, continued

Detail of classes of capital in preferred shares:

Class of capital in preferred shares	6/30/2010		12/31/2009		1/1/2009
Description of class of capital in preferred shares	Series A	Series B	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-	-	-
Amount of reserves ThUS$	-	-	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2010, December 31, 2009 and January 1, 2009, the Company has not placed any new issuances of shares in the market.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 17. Disclosures on net equity, continued

17.3	Dividend policy

As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, 2009 unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years.)

The Company’s dividend policy for 2010 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2010.

-
Distribution and payment, if possible during 2010, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2010 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2010, which are reflected in the Company’s financial statements as of September 30, 2010.

-
The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2010 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2011.

-
An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2010 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 17. Information to be disclosed on net shareholders’ equity, continued

17.4	Provisional Dividends

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce the dividend distribution which implies to pay a final dividend of US$ 0.62131 per share as a result of such profit for the period. Notwithstanding the above, a deduction amounting to US$ 0.37994 per share should be applied to this final dividend, which was already paid as a provisional dividend. In line with this, the balance amounting to US$ 0,24137 per share, will be paid and distributed in favor of those Company’s shareholders registered with the respective shareholders ‘ registry as of   the fifth business day prior to the day in which this dividend will be paid.

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$0.37994 per share. This dividend totals approximately ThUS$100,000 and is equivalent to 40% of distributable Profit for the period for 2009, accumulated as of September 30, 2009. This dividend is payable with a charge to Profit for the period for that commercial year to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate as published in the Official Gazette of December 10, 2009.

Note 18.  Provisions and other non-financial liabilities

18.1	Classes of Provisions

Description of classes of provisions	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Current provisions

Provision for legal complaints	590	590	715
Other provisions	12,327	17,632	8,836
Total	12,917	18,222	9,551

Non-current provisions

Other provisions	3,500	3,500	3,181
Total	3,500	3,500	3,181
Provisions for legal complaints relate to legal expenses the resolution of which is pending in the lawsuit to make the disbursement for expenses incurred for this purpose.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 18. Provisions and other non-financial liabilities, continued
18.2	Description of other provisions
Description of other provisions	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Current provisions, other provisions
Provision for tax loss in fiscal litigation	1,512	1,564	1,284
royalties, agreement with CORFO (the Chilean Economic Development Agency)	4,278	3,752	5,256
Temporary closure of El Toco operation	3,863	6,500	-
Retirement plan	1,030	2,500	-
Miscellaneous provisions	1,644	3,316	2,296
Total	12,327	17,632	8,836
Other non-current provisions
Mine closure	3,500	3,500	3,181
Total	3,500	3,500	3,181
Other liabilities

Description of other liabilities	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Tax withholdings	626	6,043	594
VAT payable	2,216	4,733	5,322
Guarantees received<0}	2,246	1,016	2,511
Provision for minimum dividend	-	-	50,422
Monthly Tax Provisional Payments	5,835	5,071	10,345
Deferred income	30,357	16,537	31,722
Withholdings from employees and salaries payable	4,494	4,858	4,199
Vacation accrual	10,938	13,897	10,518
Other current liabilities	83	50	49
Total	56,795	52,205	115,682

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 18. Provisions and other non-financial liabilities, continued

18.3	Movements in provisions as of June 30, 2010

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	-	-	590	-	-	21,132	21,722
Changes in provisions:	-	-	-	-	-	-	-
Additional provisions	-	-	-	-	-	11,955	11,955
Increase (decrease) in existing provisions	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	-	-	-	(17,205)	(17,205)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	(55)	(55)
Other increases (decreases)	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Total provisions, final balance	-	-	590	-	-	15,827	16,417

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 18. Provisions and other non-financial liabilities, continued

18.4	Movements in provisions as of December 31, 2009

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	-	-	715	-	-	12,017	12,732
Changes in provisions:
Additional provisions	-	-	200	-	-	16,384	16,584
Increase (decrease) in existing provisions	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	(325)	-	-	(6,898)	(7,223)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	(371)	(371)
Other increases (decreases)	-	-	-	-	-	-	-

Total provisions, final balance	-	-	590	-	-	21,132	21,722

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 18. Provisions and other non-financial liabilities, continued

18.5	Detail of main classes of provisions

Legal expenses: this provision depends on the pending resolution of a lawsuit to conduct the disbursement for expenses associated with and incurred for this purpose.

Tax accrual in tax litigation: this accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

Royalties CORFO (Economic Development Agency) agreement: relates to the exploitation of mining properties which SQM Salar S.A. pays on a quarterly basis to the Economic Development Agency.  The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of these will be performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of Toco and Pampa Blanca mining sectors.  The Company accrued the legal severance indemnity for the employees subject to this closure. Additional benefits which will be paid to employees will correspond to 2010 expenses.

Retirement plan: corresponds to a benefit agreed with employees to retire from the Company.  Those employees who invoked the agreed plan signed their consent as of December 31, 2009 and the effective retirement date will be the first quarter of 2010.

Through the present date, SQM and its subsidiaries do not present any uncertainty on the timing and amount of a class of accrual.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions

The Company maintains lawsuits or other relevant legal actions which are detailed as follows:

19.1	Lawsuits or other relevant events

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$21 1

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$204

4.	Plaintiff	: Angélica Allende and their sons Iván Molina and Cristóbal Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and jointly and severally SQM Nitratos S.A. and its insurance companies.
	Date of lawsuit	: May 2008
	Court	: Arbitration Court of Antofagasta
	Cause	: Work accident
	Instance	: Evidence
	Nominal amount	:ThUS$670

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions, continued

19.1	Lawsuits or other relevant events, continued

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and Its insurance companies.
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response
	Nominal amount	: ThUS$550

6.	Plaintiff	: Agraria Santa Aldina Limitada
	Defendant	: SQM Peru S.A.
	Date of lawsuit	: June 2009
	Court	: Civil Court of Pisco - Peru
	Cause	: Seeks compensation for damages for alleged breach of the terms and conditions of product distribution contract
	Instance	: Response
	Nominal amount	: ThUS$6,000

7.	Plaintiff	: Eduardo Fajardo Núñez, Ana María Canales Poblete, Raquel Beltrán Parra, Eduardo Fajardo Beltrán y Martina Fajardo Beltrán
	Defendant	: SQM Salar S.A. and us insurers.
	Date of lawsuit	: November 2009
	Court	: 20th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Demand response.
	Nominal amount	: ThUS$1,880

8.	Plaintiff	: María Elena Dorantes and their daughters
	Defendant	: SQM North America Corp. (SQM)
	Date of lawsuit	: October-November 2009
	Court	: High Court of Justice of San Francisco, California, USA
Cause
: Indemnity claim presented against SQM and other 17 companies as a result of the alleged responsibility for the death of Mr. Victorino Dorantes which, in the opinion of the plaintiff, would have occurred after inhaling, ingesting or absorbing certain products, which the defendants provided to the employers of Mr. Dorantes for commercialization

	Instance	: Defense plea
	Nominal amount	: Undetermined amount

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions, continued

Lawsuits or other relevant events, continued

8.	Plaintiff	: Poli Instalaciones Limitada
	Defendant	: SQM Industrial S.A.
	Date of lawsuit	: August 2010
	Court	: Arbitrage procedure
	Cause	: Seeks compensation for damages for the application of a contract clause which allows early agreement termination.
	Instance	: Demand response
	Nominal amount	: ThUS$ 484

SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in various judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in various judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it. As of December 31, 2009 in the total amount claimed in such proceedings is approximately ThUS $900.

SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their normal business activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those listed above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$1 50.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions, continued

19.2	Restrictions:

Bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of other comparable loans existing at the dates when those debt agreements were entered into. These restrictions involve maximum indebtedness and minimum equity. Other than these restrictions, SQM S.A. is not exposed to any other management restrictions or limits to financial ratios in contracts or agreements with creditors.

19.3	Commitments:

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO) which establishes that such subsidiary, will pay to CORFO, for the concept of exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in profit or loss an amount of ThUS$ 88,860 as of June 30, 2010 (ThUS$ 9,531 as of June 30, 2009).

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande S.A. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

 This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile on a daily basis reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. As of June 30, 2010, the guarantee amounts to ThUS$ 427.

The subsidiary SQM Brasil Ltda. delivered as guarantee a cash amount paid directly to Brazilian governmental agencies related to legal processes under development as of June 30, 2010 amount to ThUS$0.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions, continued

19.5	Sureties obtained from third parties

The main sureties received from third parties (distributors) to guarantee Soquimich Comercial S.A. the compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,166 as of June 30, 2010; as of December 31, 2009 amounted to ThUS$6,523 and as of January 1 , 2009 amounted to ThUS$5,302 which are detailed as follows:

Entity name	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,008	2,037	1,727
Fertglobal Chile Ltda.	3,107	3,352	2,671
Tattersall S.A.	1,051	1,134	904

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 19. Contingencies and restrictions, continued

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.
Creditor of the guarantee	Debtor			Pending balances as of the closing date of the financial statements
	Name	Relationship	Type of guarantee	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$

Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-	-

Australian and New Zeeland Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-

Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-	-

Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-

Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-	-

Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-	-
Banque Nationale de Paris	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
San Francisco Branch	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-	-
Royal Bank of Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Citibank N.Y	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading A..V.V.	Subsidiary	Bond	-	100,053	100,204
ING Capital LLC	Royal Seed Trading A..V.V.	Subsidiary	Bond	80,082	80,055	80,215
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-	-
Export Development Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	50,019	50,032
BBVA Bancomer S.A.	Royal Seef Trading	Subsidiary	Bond	-	75,000	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 20. Revenue

As of June 30, 2010 and 2009, Ordinary profit is detailed as follows:

	6/30/2010	6/30/2009
Classes of Ordinary profit	ThUS$	ThUS$

Sales of goods	861,539	664,447
Provision of services	3,728	3,941
Interest income	-	-
Income from royalties	-	-
Income from dividends	-	-
Total	865,267	668,388

Note 21. Earnings per Share

Basic earnings per share will be calculated dividing Profit for the period for the period attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, basic earnings per share is as follows:

Basic earnings per share	6/30/2010 ThUS$	6/30/2009 ThUS$

Earnings (loss) attributable to the holders of instruments in the net equity of the controlling entity	105,029	85,810

	6/30/2010 Units	6/30/2009 Units
Number of common shares in circulation	263,196,524	263,196,524

	6/30/2010	6/30/2009

Basic earnings per share	0.6897	0.6619

The Company has not made any operation with a potential diluted effect which assumes a diluted benefit per share different from the basic benefit per share.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note  22. Loan costs

The costs of interest are recognized as expenses in the year in which they are incurred except for those which are directly related to the acquisition and construction of tangible fixed assets and which comply with the requirements in IAS 23. As of June 30, 2010, total financial expenses incurred amount to ThUS$17,907 (ThUS$15,750 as of June 30, 2009)

The Company capitalizes all interest costs which directly relate to the construction or the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined applying weighted average or mean of all financing incurred by the Company to the final monthly balances of work-in-progress and which meet the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	6/30/2010	12/31/2009	6/30/2009

Capitalization rate of costs for interest capitalized, property, plant and equipment	7%	7%	7%
Amount of costs for interest capitalized in ThUS$	12,366	19,231	7,507

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 23. Effect of variations in the foreign currency exchange rates

a)            Foreign currency translation differences recognized in profit or loss except for financial instruments measured at fair value through income:

	6/30/2010 ThUS$	6/30/2009 ThUS$

Foreign currency translation difference recognized in profit for the period	(5,352)	(6,269)

Exchange difference conversion reserve	879	1,032

b)	Translation reserves:

As of June 30, 2010 and December 31, 2009, the detail is as follows:

Detail	6/30/2010 ThUS$	12/31/2009 ThUS$

Changes in equity generated through the proportional equity method for conversion:
Comercial Hydro S.A.	565	946
SQMC Internacional Ltda.	25	43
Proinsa Ltda.	19	32
Agrorama Callegari Ltda.	97	66
Isapre Cruz del Norte Ltda.	94	37
Almacenes y Depósitos Ltda.	16	42
Sales de Magnesio Ltda.	25	53
Sociedad de Servicios de Salud S.A.	38	15
Total	879	1,234

The functional currency of these subsidiaries is Chilean peso.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The Environment

24.1	Disclosures on disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.
A portion of the ore extracted is crashed, a process in which particle emissions occur; currently this operation is conducted only in the worksite of Pedro de Valdivia. Nearby María Elena, crushing units used to operate which affected the air quality. The Company has implemented a series of measures that have shown notable improvement in air quality at Maria Elena and beginning on March 2010, no ore crushing process is conducted in the aforementioned location.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica in Santiago and the School of Agricultural Science of Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which SQM and its subsidiaries have incurred as of June 30, 2010 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior years disbursements related to this projects amounted to ThUS$ 9,311 and their detail is as follows:

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Accumulated expenses as of June 30, 2010
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM Industrial S.A.	MCLX – Cleaning of rescue yard	Cost reduction	Expense	Development	603	6-1-2010
SQM Industrial S.A.	ANMI – Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Expense	Development	45	6-1-2010
SQM Industrial S.A.	MNH8 – Lightning improvement	Sustentation	Asset	Development	221	12-31-2010
SQM Industrial S.A.	SCCY – Hazardous waste garbage dump	Sustentation	Expense	Development	164	6-1-2010
SQM Industrial S.A.	JNTU – San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset – Expense	Not Classified	556	12-31-2010
SQM Industrial S.A.	JNNX – Several environment nitrate	Sustentation: Risk prevention and the environment	Asset	Not Classified	50	6-1-2010
SQM Industrial S.A.	MNTE – industrial hygiene equipment	Sustentation: Risk prevention and the environment	Asset	Development	18	12-31-2010
SQM Industrial S.A.	INST – Acquisition of used lubricant quick discharge. NV-ME-PB	Sustentation: Risk prevention and the environment	Asset	Development	44	6-1-2010
SQM Industrial S.A.	MP17 – Normalization of drinking water chlorination ME/CS/PV	Sustentation	Expense	Not Classified	7	12-31-2010
SQM Industrial S.A.	MP5W – Normalization of TK Fuel	Sustentation	Asset	Not Classified	372	12-31-2010
SQM Industrial S.A.	FNWR - DIA Pampa Blanca discard yard	Sustentation: Risk prevention and the environment	Asset	Development	30	6-1-2010
SQM Industrial S.A.	MNYS – Actions for the dissemination of cultural heritage , technology change Maria Elena	Sustentation: Risk prevention and the environment	Expense	Not Classified	20	12-31-2010
SQM Industrial S.A.	MP8Z – Automation of water volume inlet pipe ME, CS and Vergara	Sustentation	Asset	Development	261	6-1-2010
SQM Industrial S.A.	MPL5 – Repair of sanitary and electric facilities	Sustentation	Asset – Expense	Development	184	6-1-2010
SQM Industrial S.A.	MPIS – Stabilization of streets and suppression of dust at sidewalks	Sustentation	Asset	Development	735	6-1-2010
SQM Industrial S.A.	PPNK – Handling of PV Ammoniac in plant detention	Sustentation: Risk prevention and the environment	Asset	Not Classified	22	12-31-2010
SQM Industrial S.A.	MPGF – Improve sealing and pressurization room 031	Sustentation	Asset	Not Classified	47	12-31-2010
SQM Industrial S.A.	TPO4 – Indigenous camping	Sustentation	Asset – Expense	Not Classified	87	6-1-2010
SQM Industrial S.A.	MPLS – Automated alarms and information of Hospital Monitoring Station	Not Classified	Asset	Not Classified	8	6-1-2010
SQM Industrial S.A.	PPC1 – Eliminate OCB switches in substations 3 and 1/12 Pedro de Valdivia	Sustentation: equipment replacement	Asset	Not Classified	101	12-31-2010
SQM Industrial S.A.	FP55 - Agua de Mar Pampa Blanca(Consider environment expense only	Sustentation	Asset	Development	533	12-31-2010
SQM Industrial S.A.	Management on environment (2010 only)	Not Classified	Expense	Not Classified	508	12-31-2010

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Accumulated expenses as of June 30, 2010, continued

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
Minera Nueva Victoria S.A.	IPNW – Improvements in pavilions C/D/B in Iris	Sustentation	Asset	Not classified	32	12-31-2010
Minera Nueva Victoria S.A.	IPMN – Sanitary capacity enlargement Iris	Capacity extension	Asset	Development	84	6-1-2010
SQM Nitratos S.A.	PNH2 – RILES treatment plant, wash yards PV-NV-PB	Sustentation: Risk prevention and the environment	Asset- Expense	Development	42	6-1-2010
SQM Nitratos S.A.	PP0V – Environmental projects maintenance ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset- Expense	Development	81	12-31-2010
SQM Nitratos S.A.	IP6W - RILES treatment plant	Sustentation: Risk prevention and the environment	Asset- Expense	Not classified	94	6-1-2010
SQM Nitratos S.A.	PPAT – Risks prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Asset	Development	141	12-31-2010
SQM Salar S.A.	LP5K – Environmental evaluation extension production capacity MOP	Sustentation: Risk prevention and the environment	Asset- Expense	Not classified	4	6-1-2010
SQM Salar S.A.	LNNT – Renewal of meteorological station Salar Chaxa	Sustentation: Risk prevention and the environment	Asset	Not classified	97	6-1-2010
SQM Salar S.A.	LP5J – Water research study Atacama Salar	Sustentation: Risk prevention and the environment	Expense	Research	83	12-31-2010
SQM Salar S.A.	LP82 – Project to foster the agricultural activities in Salar locations	Sustentation	Asset- Expense	Development	231	12-31-2010
SQM Salar S.A.	LPGA – Pit construction to infiltrate user water Toconao camp	Capacity extension	Asset	Not classified	105	6-1-2010
SQM Salar S.A.	LPK2 – Implementation of foreign currency exchange facility	Not classified	Asset	Not classified	101	6-1-2010
SQM Salar S.A.	LPTF – Study and environmental prospecting 2010	Sustentation	Asset	Not classified	40	12-31-2010
SQM Salar S.A.	LPTJ – Improvement in sanitary works	Sustentation	Asset	Not classified	34	5-1-2011
SIT S.A.	TNLA – Pavement on roads from work site to port	Sustentation: Risk prevention and the environment	Asset	Development	80	6-30-2010
SIT S.A.	PNOT – Lightning improvement in area FFCC	Sustentation	Asset	Development	369	12-31-2010
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Sustentation: Risk prevention and the environment	Expense	Not classified	52	12-31-2010
SIT S.A.	TPLR – Implementation of pump system for used water to waste	Sustentation: Risk prevention and the environment	Asset- Expense	Not classified	68	6-1-2010
SIT S.A.	TPM7-Environmental nets in field 3 and 4	Not classified	Asset	Not classified	523	6-1-2010
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not classified	Asset- Expense	Not classified	2,324	12-31-2010
SQM S.A.	IPFT – Cultural heritage Region I	Sustentation: Risk prevention and the environment	Asset- Expense	Not classified	110	12-31-2010
	Total				9,311

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Future expenses
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	ANMI – Consulting infrastructure to the storage of Hazardous chemicals products	Sustentation: Risk prevention and the environment	Expense	Development	4	7-31-2010
SQM Industrial S.A.	MNH8 – Lightning improvement	Sustentation	Asset	Development	26	12-31-2010
SQM Industrial S.A.	JNTU - San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset- Expense	Not classified	300	12-31-2010
SQM Industrial S.A.	MP17 - Normalization of drinking water chlorination ME/CS/PV	Sustentation	Expense	Not classified	87	12-31-2010
SQM Industrial S.A.	MP5W – Normalization of TK Fuel	Sustentation	Asset	Not classified	535	12-31-2010
SQM Industrial S.A.	MNYS - Actions for the dissemination of cultural heritage , technology change Maria Elena	Sustentation: Risk prevention and the environment	Expense	Not classified	11	12-31-2010
SQM Industrial S.A.	PPC1 – Eliminate OCB switches in sub stations 3 and1/12 Pedro de Valdivia	Sustentation: equipment replacement	Asset	Not classified	69	12-1-2010
SQM Industrial S.A.	PPNK – Handling of Ammoniac PV in plant detention	Sustentation: Risk prevention and the environment	Asset	Not classified	112	12-31-2010
SQM Industrial S.A.	MPGF – Improve sealing and pressurization room 031	Sustentation	Asset	Not classified	22	12-31-2010
SQM Industrial S.A.	IPNX – Improvement NV Supervisor’s room	Sustentation	Asset- Expense	Not classified	10	12-1-2010
SQM Industrial S.A.	MPLS – Automated alarms and information of Hospital monitoring station	Not classified	Asset	Not classified	1	7-31-2010
SQM Industrial S.A.	FP55 - Agua de Mar Pampa Blanca(Considers environmental expense only)	Sustentation	Asset	Development	719	12-31-2010
SQM Industrial S.A.	ACI9 – Study PCI II (Considers environmental expense only)	Sustentation: Research and development	Asset	Research	22	12-1-2010
SQM Industrial S.A.	Environmental management (2010 only)	Not classified	Expense	Not classified	752	12-1-2010
Minera Nueva Victoria S.A.	IPNW – Improvements in pavilions C/D/B in Iris	Sustentation	Asset	Not classified	11	12-31-2010
SQM Nitratos S.A.	PP0V – Maintenance of environmental projects ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset- Expense	Development	3	12-31-2010
SQM Nitratos S.A.	PPAT – Risk prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Asset	Development	12	12-31-2010
SQM Salar S.A.	LP5J – Water recharge array Atacama Salar	Sustentation: Risk prevention and the environment	Expense	Research	28	12-31-2010
SQM Salar S.A	New – Array to improve fuel facilities	Sustentation	Asset- Expense	Research	80	12-1-2010
SQM Salar S.A	LP82 – Project to foster agricultural activities in Salar Locations	Sustentation	Asset- Expense	Development	220	12-31-2010
SQM Salar S.A	LPK2 - Implementation of foreign currency exchange facility	Not classified	Asset	Not classified	3	6-1-2010
SQM Salar S.A	CPTP – Installation of emergency showers drinking water	Sustentation	Expense	Not classified	26	4-1-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Future expenses, continued

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Salar S.A.	LPTF – Array and environmental prospecting 2010	Sustentation		Not classified	354	12-31-2010
SQM Salar S.A	LPTJ – Improvements in sanitary works	Sustentation		Not classified	164	5-1-2011
SQM Salar S.A	LPPJ – Dual plant Phase II (Consider environmental expense only)	Capacity extension	Asset	Not classified	16	12-1-2011
SQM Salar S.A	LPN3 – Engineering Compacting and granulation (Consider environmental expense only)	Sustentation: Research and development	Asset	Research	16	7-1-2010
SIT S.A.	PNOT – Lightning improvement area FFCC	Sustentation	Asset	Development	64	12-1-2010
SIT S.A.	TPR8 – Eliminate riles generation trough vacuum	Sustentation: Risk prevention and the environment	Expense	Not classified	97	12-31-2010
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not classified	Asset - Expense	Not classified	52	12-31-2010
SQM S.A.	IPFT – Cultural heritage Region I	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	33	12-31-2010
Total					3,849

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Accumulated expenses performed as of 12/31/2009
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Yards cleaning	Costs reduction	Expense	Development	569	12-31-2009
SQM Industrial S.A.	Implementation of used water lines to treatment plant ME	Sustentation: Risk prevention and the environment	Expense	Development	32	12-31-2009
SQM Industrial S.A.	Environmental arrays – New crushing plant ME	Sustentation: Risk prevention and the environment	Expense	Development	5	4-30-2009
SQM Industrial S.A.	Consulting on infrastructure for storage of hazardous chemical materials	Sustentation: Risk prevention and the environment	Expense	Development	46	12-31-2009
SQM Industrial S.A.	Lightning improvement	Sustentation	Asset	Development	221	12-31-2009
SQM Industrial S.A.	Sanitary installation prilling /granulation plant ME	Sustentation: Risk prevention and the environment	Expense	Not classified	44	9-30-2009
SQM Industrial S.A.	Dump for dangerous residuals	Sustentation	Asset	Development	165	12-31-2009
SQM Industrial S.A.	San Isidro water evaluation	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	505	12-31-2009
SQM Industrial S.A.	Improvements in measures of NH3 levels	Sustentation	Expense	Not classified	64	12-31-2009
SQM Industrial S.A.	Sanitary regulations traffic installations PV	Sustentation: Risk prevention and the environment	Expense	Not classified	82	8-30-2009
SQM Industrial S.A.	Industrial hygiene equipment	Sustentation: Risk prevention and the environment	Asset	Development	31	12-31-2009
SQM Industrial S.A.	Replacement of starters and transformers with PCB	Sustentation: Risk prevention and the environment	Expense	Not classified	4	12-31-2009
SQM Industrial S.A.	Acquisition for quick evacuation for used lubricants. NV-ME-PB	Sustentation: Risk prevention and the environment	Asset	Development	45	12-31-2009
SQM Industrial S.A.	Handling of residual Antofagasta	Sustentation: Risk prevention and the environment	Asset	Not classified	17	12-31-2009
SQM Industrial S.A.	Normalization drinking water chloride ME/CS/PV	Sustentation	Expense	Not classified	7	2-28-2009
SQM Industrial S.A.	Normalization Fuels TK	Sustentation	Asset	Not classified	160	12-31-2009
SQM Industrial S.A.	DIA Discard field Pampa Blanca	Sustentation: Risk prevention and the environment	Asset	Development	30	12-31-2009
SQM Industrial S.A.	Actions for the dissemination of cultural heritage, technology change Maria Elena	Sustentation: Risk prevention and the environment	Expense	Not classified	20	12-31-2009
SQM Industrial S.A.	Chamber to detect gas leaking	Sustentation: Risk prevention and the environment	Expense	Research	5	12-31-2009
SQM Industrial S.A.	Automated Control caudal and water junctions ME, CS y Vergara	Sustentation	Asset	Development	261	12-31-2009
SQM Industrial S.A.	Reparation of sanitary and electric services	Sustentation	Asset - Expense	Development	165	12-31-2009
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

Accumulated expenses performed as of 12/31/2009, continued
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Pavement of streets and eliminate dust in sidewalks	Sustentation	Asset	Development	689	6-30-2009
SQM Industrial S.A.	Improve sealing and pressurization in room 031	Sustentation	Asset	Not classified	42	11-1-2009
SQM Industrial S.A.	Various environmental Nitrate	Sustentation: Risk prevention and the environment	Asset	Not classified	51	12-31-2009
SQM Industrial S.A.	Automated alarms and information of monitoring station Hospital	Not classified	Asset	Not classified	8	12-30-2009
SQM Industrial S.A.	Handling of ammonia PV in Detention of plant	Sustentation: Risk prevention and the environment	Asset	Not classified	1	1-12-2009
SQM Industrial S.A.	Indigenous camp	Sustentation	Asset - Expense	Not classified	83	12-31-2009
SQM Industrial S.A.	Agua de Mar Pampa Blanca (DIA Mine Zone PB and DIA extension PB)	Sustentation	Asset	Development	461	30/12/2009
SQM Industrial S.A.	Management of Environment	Operations	Expense	Not classified	1,235	12-31-2009
Minera Nueva Victoria	Extension in sanitary capacity for Iris	Capacity extension	Asset	Development	85	12-31-2009
SQM Nitratos S.A.	RILES treatment plant washing surfaces PV-NV-PB	Sustentation: Risk prevention and the environment	Asset - Expense	Development	42	12-31-2009
SQM Nitratos S.A.	Maintenance of Environmental projects ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset - Expense	Development	82	12-31-2009
SQM Nitratos S.A.	Riles treatment plant	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	95	12-31-2009
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Asset	Development	117	12-31-2009

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

Accumulated expenses as of 12/31/2009

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Salar S.A.	Environmental evaluation extension of production capacity MOP	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	38	12-31-2009
SQM Salar S.A.	Detailed engineering and implementation of a dust collector	Sustentation	Expense	Not classified	81	8-30-2009
SQM Salar S.A.	Renewal of meteorological station Salar chaxa	Sustentation: Risk prevention and the environment	Asset	Not classified	98	12-31-2009
SQM Salar S.A.	Array for water recharge Salar de Atacama	Sustentation: Risk prevention and the environment	Expense	Research	42	8-31-2009
SQM Salar S.A.	Construction of pit for used water infiltration Toconao camp	Capacity extension	Asset	Not classified	106	12-31-2009
SQM Salar S.A.	Project to foster the agricultural activity in locations in Salar	Sustentation	Asset - Expense	Development	131	12-31-2009
SQM Salar S.A.	Currency Exchange facility – set up	Not classified	Asset	Not classified	105	2-28-2010
SQM Salar S.A.	Dual MOP-SOP (DIA Plant Modification SOP)	Capacity extension	Asset	Development	14	12-31-2009
SQM Salar S.A.	Dryer MOP (DIA Potassium chloride dryer plant)	Capacity extension	Asset	Development	19	12-31-2009
SIT S.A.	Pavement or roads Work place- port	Sustentation: Risk prevention and the environment	Asset	Development	82	12-31-2009
SIT S.A.	Risk prevention plan Port	Sustentation: Risk prevention and the environment	Asset - Expense	Development	101	12-31-2009
SIT S.A.	Lightning improvement area FFCC	Sustentation	Asset	Development	365	12-31-2009
SIT S.A.	Implementation of a system to pump used water to dump	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	68	12-31-2009
SIT S.A.	Environmental nets for field 3 and 4	Not classified	Asset	Not classified	164	12-31-2009
SQM S.A.	Environmental arrays - Project Region I	Not classified	Asset - Expense	Not classified	2,091	6-30-2010
SQM S.A.	Environmental commitments Zone of Mina Nueva Victoria	Sustentation: Risk prevention and the environment	Expense	Not classified	275	3-30-2009
SQM S.A.	Cultural heritage Region I	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	75	12-31-2009
				Total	9,324

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued
Future expenses 12/31/2009

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Expense	Development	4	12-31-2010
SQM Industrial S.A.	Improvement in lighting	Sustentation	Asset	Development	27	12-31-2010
SQM Industrial S.A.	San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset - Expense	Not classified	352	12-31-2010
SQM Industrial S.A.	Normalization of drinking water chlorination, ME/CS/PV	Sustentation	Expense	Not classified	88	12-31-2010
SQM Industrial S.A.	Normalization of TK´s fuel	Sustentation	Asset	Not classified	748	12-31-2010
SQM Industrial S.A.	Cultural heritage dissemination actions, Technological change at Maria Elena	Sustentation: Risk prevention and the environment	Expense	Not classified	13	12-31-2010
SQM Industrial S.A.	Elimination of OCB switches at 3 and 1/12 Pedro de Valdivia sub stations	Sustentation: equipment replacement	Asset	Not classified	171	12-31-2010
SQM Industrial S.A.	Improve sealing and pressurization of 031 room	Sustentation	Asset	Not classified	28	12-31-2010
SQM Industrial S.A.	Improve the NV supervisors’ hall	Sustentation	Asset - Expense	Not classified	10	12-31-2010
SQM Industrial S.A.	Automation of alarms and information on Hospital Monitoring station	Not classified	Asset	Not classified	2	12-31-2010
SQM Industrial S.A.	Handling of PV ammonia at plant stoppage	Sustentation: Risk prevention and the environment	Asset	Not classified	134	12-31-2010
SQM Industrial S.A.	Pampa Blanca sea water (DIA PB mine zone and DIA PB extension)	Sustentation	Asset	Development	30	12-31-2010
SQM Industrial S.A.	Environmental management	Sustentation	Expense	Not classified	1,239	12-31-2010
Minera Nueva Victoria	Improvements in Iris C/D/B halls	Sustentation	Asset	Not classified	44	12-31-2010
SQM Nitratos S.A.	ME-PV-NV-PB environmental maintenance projects	Sustentation: Risk prevention and the environment	Asset - Expense	Development	4	12-31-2010
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Asset	Development	38	12-31-2010
SQM Nitratos S.A.	Construction of sewerage system at Lagarto.	Capacity extension	Asset - Expense	Development	100	12-31-2010
SQM Salar S.A.	Renewal of Chaxa saltpeter deposit meteorological station	Sustentation: Risk prevention and the environment	Asset	Not classified	1	12-31-2010
SQM Salar S.A	Water recharge array Salar de Atacama	Sustentation: Risk prevention and the environment	Expense	Research	70	12-31-2010
SQM Salar S.A	Project to foster the agricultural activity in the saltpeter deposit locations	Sustentation	Asset - Expense	Development	212	12-31-2010
SQM Salar S.A	Fuel facility improvement study	Sustentation	Asset - Expense	Research	50	12-31-2011
SIT S.A.	Improvement in lighting area FF CC	Sustentation	Asset	Development	64	12-31-2010
SIT S.A.	Environmental nets for fields 3 and 4	Not classified	Asset	Not classified	66	12-31-2010

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

Future expenses 12/31/2009, continued

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SIT S.A.	Eliminate riles generation through vacuum	Sustentation: Risk prevention and the environment	Expense	Not classified	150	6/30/2010
SQM S.A.	Environmental arrays – Project Region I	Not classified	Asset-Expense	Not classified	184	6/30/2010
SQM S.A.	Cultural Heritage Region I	Sustentation: Risk prevention and the environment	Asset-Expense	Not classified	440	12/31/2010
				Total	4,269

SQM Los Militares 4290, Las Condes, Santiago, Chile` Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

24.3	Description of each project indicating whether these are in process or have been finished

SQM Industrial S.A.

MCLX: Cleaning of all rescue yards at all SQM’s plants (25 yards.) This project consists of cleaning and/or sorting rescue yards, selecting and selling all waste products which can be commercialized in these yards.  Identify and destine household waste to authorized garbage dumps. This process is in the closure period.

ANMI: Compliance with technical, legal aspects and specific standards required with respect to warehousing, signaling, safety and main factors associated with materials, products and supplies which are handled in the mine site. In addition, the Company will implement an improvement in the warehouse infrastructure for the storage of hazardous chemicals.  This project is being performed.

MNH8: Improvement in the lighting in the Maria Elena location given that there are certain areas, which have no lighting, wires without channeling and timeworn wiring.  This project is being executed.

SCCY: Conceptual engineering and environmental study for the construction of a storage facility for hazardous waste generated at the Company’s facilities due to the performance of different processes.  The project is in the closure process.

JNTU: Assessment of the environmental impact of San Isidro water. This project is being executed.

JNNX: Incorporation of UV sensor at the Coya Sur meteorological station, perimeter closure of the Nueva Victoria meteorological station and geo-reference of new emission sources at Toco and Coya Sur.  This project is in the closure process.

MNTE: Acquisition of stationary equipment for the quantitative measurement of harmful agents at the Company’s facilities.  This project is being executed.

INST: Implementation of a circuit for the drainage of oil directly from the equipment which moves the earth to the ALU storage tanks.  This project is at the closure stage.

MP17: A study and identification will be conducted in respect to the current water chlorination system at Maria Elena, Coya Sur and Pedro de Valdivia facilities for the subsequent implementation and start-up of water chlorination in accordance with standards in force.  This project is being executed.

MP5W: Normalization of the system for the storage and distribution of fuel at the Company’s facilities.  This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

FNWR: Preparation and processing of DIA for the Pampa Blanca discard yard. This project is in the process of closure.

MNYS: Preparation and execution of the geoglyphs preservation project.  Edition and publishing of a book in addition to implementing a dissemination center. Construction and habilitation of a collection deposit. All offsetting steps for the Technological Change at Maria Elena project. This project is being executed.

MP8Z: Implement a control system at inlet pipes at rivers at ME, CS and Vergara, which allow automating the control of these flows. In addition, this project requires the complementation of the satellite extraction control system recently implemented at inlet pipes to ensure full compliance with rights authorized by the (General Water Directorate) DGA and, therefore, also ensure the usual water supply required by SQM. This process is in the closure process.

MPL5: Improvement of a portion of the water network infrastructure and sewage system at Maria Elena. This project is being executed.

MPIS: Improve the urban situation at Maria Elena, placing a stabilization layer with product at the streets and anti-dust treatment with product in sidewalks.  This project is being executed.

PPNK: Project to ensure the control of ammonia gas in crystal plant stoppage. This project is being executed.

MPGF: Eliminate pollution in sub station 031 due to the inefficient sealing system.  This project is being executed.

TPO4: Project to change the drinking water system and sewage system in the indigenous camp to improve living conditions.  This project is being executed.

MPLS: Implement alarms via emails as to peak concentration of particle materials and change in the recording of information from text files to database for the implementation of reports. This project is being executed.

PPC1: The project consists in purchase of modern switches in order to replace equipments using PCB. This project is being executed.

FP55: This project consists of the installation of the 87 kilometer sea water adductor system from the Mejillones zone to the Company’s facilities in Pampa Blanca. Expenses considered relate solely to environmental processing.  This project is being executed.

MPIS: Improve the urban situation at Maria Elena, placing a stabilization layer with product at the streets and anti-dust treatment with product in sidewalks.  This project is being executed.

MPGF: Eliminate pollution in sub station 031 due to the inefficient sealing system.  This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The environment, continued

JNNX: Incorporation of UV sensor at the Coya Sur meteorological station, perimeter closure of the Nueva Victoria meteorological station and geo-reference of new emission sources at Toco and Coya Sur.  This project is in the closure process.

MPLS: Implement alarms via emails as to peak concentration of particle materials and change in the recording of information from text files to database for the implementation of reports. This project is being executed.

PPNK: Project to ensure the control of ammonia gas in crystal plant stoppage. This project is being executed.

TPO4: Project to change the drinking water system and sewage system in the indigenous camp to improve living conditions.  This project is being executed.

FP55: This project consists of the installation of the 87 kilometer sea water adductor system from the Mejillones zone to the Company’s facilities in Pampa Blanca. Expenses considered relate solely to environmental processing.  This project is being executed.

Minera Nueva Victoria S.A.

IPNW: Relates to the replacement or impaired sanitary in order to improve the hygiene conditions. This project is being executed.

IPMN: Extend the sanitary capacity of the IRIS camp through the construction of 3 wells. This project is being executed.

SQM Nitratos S.A.

PNH2: Design and construct pouring off tanks for mud, water, oil and a pool with a pump to re-use poured off water, metallic pools to remove mud.  This project is being executed.

PP0V: Installation of a container for hazardous waste at workshops for maintenance and removal of liquid industrial waste from hydraulic filters, workshop for mine maintenance at Maria Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca.  This project is being executed.

IP6W: Design and construct pouring off tanks for mud, water, oil and a pool with a pump to re-use poured off water, metallic pools to remove mud.  This project is in the closure process.

PPAT: With this project the Company intends to comply with the current sanitary standards with respect to water treatment and waste infiltration at certain sectors in Pedro de Valdivia and Maria Elena. This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The Environment, continued

SQM Salar S.A.

LP5K: Environmental evaluation through DIA of the project for the extension of the MOP production capacity. This project is in the closure process.

LNNT: Through this project, the Company intends to have reliable measurements of the climatologic seasonal variation in the saltpeter deposit, timely measurements for the preparation of reports and programs and deliver actual information to the environmental authority.  This project is in the closure process.

LP5J: Conduct analyses to define the hydrological units in the basin, quantify the reload to the aquifer through environmental isotopic techniques. This project is being executed.

LP82: Support for the development of demonstration estate, technical support for the application of improvements in watering and agricultural practices. This project is being executed.

LPGA: Improvement in the discharge of sewage already treated. This project is in the closure process.

LPK2: Improve sanitary facilities in the current money exchange, MOP sector to comply with all requirements of the mine’s different users. This project is in the closure process.

LPTF: Perform semiannual reports which are necessary to present improvements and optimizations to the environmental control points. An improvement should be made to the environmental geological and hydro geological variables in Atacama Salar. This project is being executed.

LPTJ: The project relates to the acquisition of stand equipment in order to ensure the operating continuity of plants TAS and OR, change in the current level control system in drinking water accumulation TKs, used water and used water lifting chambers, among others. This project is being executed.

SIT S.A.

TNLA: Paving of yard 2 roads and Southern access to the Tocopilla port given that these are the source of dust and emissions and risk of accidents in the operation of machinery.  This project is in the closure process.

PNOT: Improve night lighting in sectors with high number of movements, installing sodium bulbs more continuously with an angle of 45°. This will allow complying with Safety and Lighting Regulation Standards.  This project is in the closure process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 24. The Environment, continued

TPR8: This project is intended to decrease riles generation by means of using non-wash and vacuum technologies, through the implementation of a vacuum system which avoid the use of water and therefore, the generation of riles. This project is being executed.

TPLR: The objective of the process is being able to discharge waste water generated in the Tocopilla port to the public sewage system.  This project is being executed.

TPM7: Meshes will be acquired which will be installed in yards 3 and 4 to control dust emissions in sieving operations and protect product from emissions generated by the power plant. This project is being executed.

SQM S.A.

SCI6: This project is intended to obtain environmental licenses for the Development projects in Region I of Chile including all pieces of work related to initial environmental requirements which allow that Operations execute the project’s construction and operation. The environmental evaluation to obtain the related license would be conducted through EIA, which contemplates the preparation and processing of the document and also includes specific environmental study activities (the study of tamarugos in Llamara and P. Tamarugal, archeological mitigation steps, environmental study of Loa river, hydro geological studies.) This project is being executed.

IPFT: This project contemplates the implementation of heritage steps committed in the projects referred to as Nueva Victoria Mine Zone, Nueva Victoria Operation Updates, Iris Duct and Evaporation Pools. This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 25.  Other current and non-current non financial assets

As of June 30, 2010, December 31, 2009 and January 1, 2009, the composition of the other current and non-current assets is detailed as follows:
Other current assets	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$
Agreement termination bonus	2,042	2,191	990
Domestic Value Added Tax	11,711	23,246	24,650
Foreign Value Added Tax	3,779	3,080	10,666
Mine licenses prepaid	5,256	1,104	1,183
Prepaid insurances	1,641	4,062	4,085
Commercial and industrial patents	5	-	-
Prepaid leases	27	29	145
Sea concessions	-	39	30
Other prepaid	152	42	46
Other assets	630	582	176
Total	25,243	34,375	41,971

Other non-current assets	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$
Agreement termination bonus	2,333	2,842	454
Stain development expenses and prospecting expenses (1)	25,816	26,832	24,892
Income taxes recoverable	563	567	454
Deposits held in guarantee	427	467	308
Other assets	137	172	336
Total	29,276	30,880	26,444
(1)
Assets for the exploration and evaluation of mineral resources are amortized when the explored or evaluated sector is exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost.  The Company presents expenses associated with Exploration and Evaluation of Mineral Resources.  Of these expenses those that are under exploitation are included under Inventories and are amortized according to the estimated contained ore reserves and expenses associated with future reserves are presented under Other non-current assets.  Those expenses incurred on properties with low ore grade which is not economically exploitable are directly charged to income. As of June 30, 2010, balances associated with the exploration and evaluation of mineral resources are presented under Inventories for ThUS$ 2,225.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 25. Other current and non-current non financial assets, continued

Reconciliation of changes in assets for exploration and mineral resource evaluation, by classes

Movements in assets for the exploration and evaluation of mineral resources as of June 31, 2010 and December 31, 2009:

	6/30/2010	12/31/2009
Reconciliation	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	26,832	24,892

Changes in assets for exploration and evaluation of mineral resources:

Additions, different from business combinations	-	5,446

Depreciation and amortization	(1,078)	(2,641)

Increase (decrease) for transfers and other charges	62	(865)

Assets for exploration and evaluation of mineral resources, net, final balance	25,816	26,832

At the date of presentation, no reevaluations of assets for exploration and evaluation of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments

26.1	Operating segments

In accordance with IFRS 8 "Operating segments", the Company provides financial and descriptive information about the segments it has defined in consideration of available annual separate financial information, which is regularly evaluated by the maximum authority in making operating decisions with the purpose of deciding how to assign resources and evaluate performance.

Operating segments relate to the following groups of products which provide profit from the performance of ordinary activities, for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. Specialty plant nutrients
2. Iodine and its derivatives
3. Lithium and its derivatives
4. Industrial chemicals
5. Potassium chloride
6. Other products and services

Information relative to assets, liabilities and profit and expenses which cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of information disclosed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued
26.2	Statement of comprehensive income classified by operating segment based on product groups as of June 30, 2010

Items in the statement of comprehensive profit	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Total segments and Corporate unit

Ordinary profit	300,981	150,016	77,500	67,746	242,364	26,660	-	865,267
Cost of sales of Ordinary profit	(203,062)	(85,469)	(41,669)	(38,148)	(169,416)	(24,302)	-	(562,066)

Gross margin	97,919	64,547	35,831	29,598	72,948	2,358	-	303,201

Other operating profit	-	-	-	-	-	-	3,660	3,660
Administrative expenses	-	-	-	-	-	-	(36,067)	(36,067)
Other expenses	-	-	-	-	-	-	(9,911)	(9,911)
Other profit (loss)	-	-	-	-	-	-	(6,569)	(6,569)
Financial interest	-	-	-	-	-	-	2,854	2,854
Financial costs	-	-	-	-	-	-	(17,907)	(17,907)
Participation in profit (loss) of associated and business combination through the equity method	-	-	-	-	-	-	4,999	4,999
Exchange differences	-	-	-	-	-	-	(5,352)	(5,352)
Profit (loss ) before income tax	97,919	64,547	35,831	29,598	72,948	2,358	(64,293)	238,908
Income tax expense	-	-	-	-	-	-	(56,028)	(56,028)
Profit (loss ) prom continued operations	97,919	64,547	35,831	29,598	72,948	2,358	(120,321)	182,880
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	97,919	64,547	35,831	29,598	72,948	2,358	(120,321)	182,880
Profit (loss ) attributable to:
Profit (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	181,522
Profit (loss ) attributable to participations non-controlling	-	-	-	-	-	-	-	1,358
Profit (loss)	-	-	-	-	-	-	-	182,880

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.2	Statement of comprehensive income classified by operating segment based on product groups as of June 30, 2009
Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Total segments and Corporate unit

Ordinary profit	258,599	94,031	52,505	46,616	182,805	33,832	-	668,388
Cost of sales of Ordinary profit	(144,091)	(54,996)	(25,506)	(24,910)	(111,873)	(30,650)	-	(392,026)

Gross margin	114,508	39,035	26,999	21,706	70,932	3,182	-	276,362

Other operating income	-	-	-	-	-	-	2,482	2,482
Administrative expenses	-	-	-	-	-	-	(35,204)	(35,204)
Other expenses	-	-	-	-	-	-	(15,992)	(15,992)
Other profit (loss)	-	-	-	-	-	-	57	57
Financial interest	-	-	-	-	-	-	7,860	7,860
Financial costs	-	-	-	-	-	-	(15,750)	(15,750)
Participation in profit (loss) of associated and business combination through the equity method	-	-	-	-	-	-	1,522	1,522
Exchange differences	-	-	-	-	-	-	(6,269)	(6,269)
Profit (loss ) before income tax	114,508	39,035	26,999	21,706	70,932	3,182	(61,294)	215,068
Income tax expense	-	-	-	-	-	-	(42,193)	(42,193)
Profit (loss ) prom continued operations	114,508	39,035	26,999	21,706	70,932	3,182	(103,487	)-	172,875
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	114,508	39,035	26,999	21,706	70,932	3,182	(103,487)	172,875
Profit (loss ) attributable to:
Profit (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	174,199
Profit (loss ) attributable to participations non-controlling	-	-	-	-	-	-	(1,324)
Profit (loss)	-	-	-	-	-	-	-	172,875

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.3	Assets and liabilities by operating segment based on product groups as of June 30, 2010

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Eliminations consolidation process associated with operating segments	Total segments and Corporate Unit

Current assets	-	-	-	-	-	-	4,711,947	(3,060,429)	1,651,518
Non-current assets	-	-	-	-	-	-	3,785,233	(2,308,731)	1,476,502

Total assets	-	-	-	-	-	-	8,497,180	(5,369,160)	3,128,020

Current liabilities	-	-	-	-	-	-	3,141,481	(2,792,104)	349,377
Non-current liabilities	-	-	-	-	-	-	1,468,164	(274,900)	1,193,264
Total shareholders’ equity	-	-	-	-	-	-	3,887,535	(2,302,156)	1,585,379

Profit (loss)	-	-	-	-	-	-	8,497,180	(5,369,160)	3,128,020

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.3	Assets and liabilities by operating segment based on product groups as of December 31, 2009

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Eliminations consolidation process associated with operating segments	Total segments and Corporate Unit

Current assets	-	-	-	-	-	-	4,579,653	(2,872,280)	1,707,373
Non-current assets	-	-	-	-	-	-	3,437,853	(2,003,422)	1,434,431

Total assets	-	-	-	-	-	-	8,017,506	(4,875,702)	3,141,804

Current liabilities	-	-	-	-	-	-	3,096,924	(2,551,882)	545,042
Non-current liabilities	-	-	-	-	-	-	1,404,841	(272,529)	1,132,312
Total shareholders’ equity	-	-	-	-	-	-	3,515,741	(2,051,291)	1,464,450

Profit (loss)	-	-	-	-	-	-	8,017,506	(4,875,702)	3,141,804

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.4	Disbursements of segment’s non-cash assets as of June 30, 2010

Identification of disbursements of non-monetary assets	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in joint ventures	-	-	-	-	3,500	3,500
- SQM Quindao - Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan					2,500	2,500
Amounts in additions of non-current assets	142,330	-	-	-	-	142,330
- Property, plant and equipment	142,176	-	-	-	-	142,176
- Intangible assets	154	-	-	-	-	154
Total segments	142,330	-	-	-	3,500	145,830

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.4	Disbursements of segment’s non-cash assets as of December 31, 2009

Identification of disbursements of non-monetary assets	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in joint ventures	-	-	-	-	3,530	3,530
SQM Migao Sichuan	-	-	-	-	3,000	3,000
Coromandel SQM India	-	-	-	-	530	530
Amounts in additions of non-current assets	376,515	-	-	-	-	376,515
- Property, plant and equipment	376,186	-	-	-	-	376,186
- Intangible assets	329	-	-	-	-	329
Total segments	376,515	-	-	-	3,530	380,045

26.5	Information on products and services for external customers

Revenue from external customers by product and service groups as of June 30, 2010 is detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Total segments and Corporate Unit

Revenue	300,981	150,016	77,500	67,746	242,364	26,660	865,267

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.5	Information on products and services for external customers, continued

Revenue from external customers by product and service groups as of June 30, 2009 is detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Total segments and Corporate Unit

Revenue	258,599	94,031	52,505	46,616	182,805	33,832	668,388

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.6	Information on geographic areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographic information on its profit from ordinary activities from external customers and from non-current assets which are not financial instruments, deferred income tax assets, assets related to post employment benefits and rights derived from insurance contracts.

26.7	Revenue from external customers, classified by geographical areas as of June 30, 2010:

Identification of revenue from external customers	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of comprehensive income

Revenue	63,541	97,016	382,107	191,086	131,517	865,267

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.7	Revenue from external customers, classified by geographical areas as of June 30, 2009:
Identification of revenue from external customers	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the statement of comprehensive income

Revenue	85,803	105,944	186,274	180,870	109,497	668,388

26.8	Non-current assets classified by geographical area as of June 30, 2010:
Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in associates recognized using the equity method of accounting	910	-	27,682	6,160	27,071	61,823
Intangible assets other than goodwill	2,501	-	37	534	-	3,072
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,335,891	270	376	1,741	257	1,338,535
Investment property	1,389	-	-	-	-	1,389
Other non-current assets	28,589	378	-	-	309	29,276
Balance to date	1,393,427	734	39,468	9,159	29,695	1,472,483

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.8	Non-current assets classified by geographical area as of December 31, 2009:
Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in associates recognized using the equity method of accounting	328	-	18,853	6,653	29,351	55,185
Intangible assets other than goodwill	2,267	-	-	569	-	2,836
Goodwill	24,248	86	11,373	724	1,957	38,388
Property, plant and equipment, net	1,297,830	293	474	1,766	183	1,300,546
Investment property	1,405	-	-	-	-	1,405
Other non-current assets	28,529	1,017	-	1,037	297	30,880
Balance to date	1,354,607	1,396	30,700	10,749	31,788	1,429,240

26.9	Information on the main customers
In respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers which individually represent 10% or more of its profit from ordinary activities.  Credit risk concentrations with respect to trade and other receivables are limited due to the significant number of entities which compose the Company’s portfolio and its worldwide distribution. The Company’s policy is requiring guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued

26.10	Property, plant and equipment classified by geographical areas as of June 30, 2010:
Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	6/30/2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Production facilities:
Coya Sur	231,060	-	-	-	-	231,060
María Elena	135,669	-	-	-	-	135,669
Nueva Victoria	199,968	-	-	-	-	199,968
Pampa Blanca	24,000	-	-	-	-	24,000
Pedro de Valdivia	78,404	-	-	-	-	78,404
Salar de Atacama	366,685	-	-	-	-	366,685
Salar del Carmen	217,199	-	-	-	-	217,199
Tocopilla (port facilities)	59,967	-	-	-	-	59,967
Sub total production facilities	1,312,952	-	-	-	-	1,312,952
Corporate facilities:
Santiago	14,549	-	-	-	-	14,549
Antofagasta	6,996	-	-	-	-	6,996
Sub total corporate facilities	21,545	-	-	-	-	21,545
Sub total business offices	1,772	1,632	376	53	205	4,038
Total segments	1,336,269	1,632	376	53	205	1,338,535

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 26. Operating segments, continued
26.10	Property, plant and equipment classified by geographical areas as of December 31, 2009
Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12/31/2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Production facilities:
Coya Sur	252,138	-	-	-	-	252,138
María Elena	142,442	-	-	-	-	142,442
Nueva Victoria	202,037	-	-	-	-	202,037
Pampa Blanca	25,271	-	-	-	-	25,271
Pedro de Valdivia	73,203	-	-	-	-	73,203
Salar de Atacama	302,840	-	-	-	-	302,840
Salar del Carmen	222,093	-	-	-	-	222,093
Tocopilla (port facilities)	59,132	-	-	-	-	59,132
Sub total production facilities	1,279,156	-	-	-	-	1,279,156
Corporate facilities:
Santiago	12,233	-	-	-	-	12,233
Antofagasta	5,808	-	-	-	-	5,808
Sub total corporate facilities	18,041	-	-	-	-	18,041
Sub total business offices	633	293	474	1,766	183	3,349
Total segments	1,297,830	293	474	1,766	183	1,300,546

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 27. Other revenue, other expenses and other gains or losses

The breakdown of other revenue and other expenses is as follows:

a) Other operating income	6/30/2010 ThUS$	6/30/2009 ThUS$

Discounts obtained from suppliers	386	652
Indemnities received	-	65
Insurance recovery	8	137
Overestimate of provision for obligation with third parties	426	704
Bad debt overestimate	53	30
Sale of mine concessions	866	55
Sale of materials, spare parts and supplies	381	204
Sale of fixed assets	3	193
Other operating income	740	310
Miscellaneous services	248	132
Indemnities at Minera Esperanza	549	-

Total	3,660	2,482

b) Other expenses by function	6/30/2010 ThUS$	6/30/209 ThUS$

Bad debt impairment	(921)	(4,964)
V.A.T. and other non-recoverable taxes	(254)	(254)
Fines paid	(178)	(39)
Expenses related to investment plan	(5,348)	(3,990)
Grants not accepted as credit	(1,223)	(560)
Adjustment to realization value on fixed assets	-	(2,000)
Fixed assets impairment	-	(1,000)
Losses in auctions	-	(2,000)
Other operating expenses	(1,987)	(1,185)

Total	(9,911)	(15,992)

c) Other gains or losses	6/30/2010 ThUS$	6/30/209 ThUS$

Provision for retirement program	(100)	-
Accrual for temporary closure of operations at El Toco	(6,900)	-
Prior year equity value adjustment	434	57
Other	(3)	-

Total	(6,569)	57

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes

As of June 30, 2010, December 31, 2009 and January 1, 2009, current income taxes recoverable are detailed as follows:

28.1	Current tax receivables:
	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$
Monthly tax provisional payments, Chilean companies	50,131	71,720	54,787
Monthly tax provisional payments, foreign companies	1,173	1,606	1,126
Royalty monthly tax provisional payments	14,741	9,149	1,107
First category tax credits	586	1,085	1,044
First category tax absorbed by tax losses	9,456	8,563	77
Transfer from and to income tax	(35,029)	(50,298)	(56,446)
Total	41,058	41,825	1,695

28.2	Current tax payables:
Taxes payable	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$
First category tax	28,354	42,082	124,626
Royalty	12,618	8,539	20,148
Foreign company income tax	5,013	592	762
Article 21 unique tax	2	383	52
Transfer from and to income tax	(35,029)	(50,298)	(56,446)
Total	10,958	1,298	89,142

28.3	Retained taxable earnings registry

As of June 30, 2010, December 31, 2009 and January 1, 2009, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income which do not constitute revenue subject to income tax, accumulated tax losses and credit for shareholders:
	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Tax earnings with credit	663,287	668,670	813,716
Tax earnings with no credit	64,170	107,832	132,773
Tax losses	62,277	99,333	16,949
Credit for shareholders	135,778	136,874	166,554

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

28.4	Income and deferred taxes

Assets and liabilities recognized in the Statement of Financial Position are offset when and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity of tax subject; or

(ii)
different entities or subjects to tax effects who intend either to settle current fiscal assets and liabilities for their net amount, either realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the compensation of losses obtained in prior periods, which have not yet been subject to tax deduction; and

(c) the compensation of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or credits.

Fiscal amounts not yet used but solely as long as it is possible that there will be tax earnings in the future to charge to these losses or unused fiscal credits against them.

Deferred tax liabilities recognized are the amounts of income taxes payable in future periods related to taxable temporary differences.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

No deferred income taxes have been recognized between the tax and book value of investments in related companies, in accordance with the criteria indicated in IAS 12. Therefore, there is no recognition of deferred taxes for translation adjustments and adjustments of associated companies recorded directly in net equity, shown in the Statement of Other Comprehensive Income.

d.1	Income tax assets and liabilities as of June 30, 2010 are detailed as follows:

Description of deferred income tax assets and	Assets	Liabilities
Liabilities	ThUS$	ThUS$
Depreciation	-	81,421
Bad debt impairment	(30)	(4,178)
Vacation provision	(14)	(1,729)
Production expenses	-	40,996
Unrealized gains (losses) from sales of products	-	(41,128)
Bonds fair value	-	(860)
Staff severance indemnities	-	2,326
Hedging	-	8,714
Inventory of products, spare parts and supplies	-	(14,041)
Research and development expenses	-	5,069
Tax losses	29	(8,847)
Capitalized interest	-	12,974
Expenses in assumption of bank loans	-	1,565
Unaccrued interest	-	(307)
Fair value of property, plant and equipment	-	(9,555)
Employee benefits	-	(7,541)
Royalty deferred income taxes	-	7,533
Other	210	(1,084)
Balances to date	195	71,328

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2009 are detailed as follows:

Description of deferred income tax assets and	Assets	Liabilities
liabilities	ThUS$	ThUS$
Depreciation	-	81,055
Bad debt impairment	-	(3,708)
Vacation provision	-	(2,309)
Production expenses	-	39,660
Unrealized gains (losses) from sales of products	-	(48,644)
Bonds fair value	-	(1,635)
Staff severance indemnities	-	2,593
Hedging	-	10,948
Inventory of products, spare parts and supplies	-	(14,229)
Research and development expenses	-	5,263
Tax losses	1,733	(16,473)
Capitalized interest	-	11,222
Expenses in assumption of bank loans	-	2,015
Unaccrued interest	-	(393)
Fair value of property, plant and equipment	-	(10,524)
Employee benefits	-	(6,180)
Royalty deferred income taxes	-	7,677
Other	(863)	(2,536)
Balances to date	870	53,802

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.3 Income tax assets and liabilities as of January 1, 2009 are detailed as follows:

Description of deferred income tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Depreciation	-	72,192
Bad debt impairment	-	(1,926)
Vacation provision	-	(1,734)
Production expenses	-	29,774
Unrealized gains (losses) from sales of products	-	(55,827)
Bonds fair value	-	(1,616)
Staff severance indemnities	-	1,777
Hedging	-	(629)
Inventory of products, spare parts and supplies	-	(13,613)
Research and development expenses	-	4,702
Tax losses	2,828	(1,534)
Capitalized interest	-	9,252
Expenses in assumption of bank loans	-	826
Unaccrued interest	-	(504)
Fair value of property, plant and equipment	-	(12,287)
Employee benefits	-	(2,915)
Royalty deferred income taxes	-	5,544
Other	(859)	(4,294)
Balances to date	1,969	27,188

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.4 Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which, in accordance with current Chilean tax regulations have no expiration date.  During 2009, the Company applied no significant lax losses.

As of June 31, 2010, December 31, 2009 and January 1, 2009, tax loss carryforwards were detailed as follows:

	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$

Chile	8,847	16,473	1,534
Other countries	29	1,733	2,828

Balances to date	8,876	18,206	4,362

d.5 Unrecognized deferred income tax assets and liabilities

As of June 30, 2010, December 31, 2009 and January 1, 2009, unrecognized assets and liabilities are detailed as follows:

	6/30/2010	12/31/2009	1/1/2009
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses	489	489	1,544
Bad debt impairment	98	98	98
Inventory impairment	1,176	1,176	748
Pensions plan	648	648	1,091
Vacation provision	29	29	29
Depreciation	(44)	(44)	(20)
other	(15)	(15)	(12)

Balances to date	2,381	2,381	3,478

Tax losses mainly relate to the United States, which prescribe in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.6	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of June 30, 2010 and December 31, 2009 are as follows:

	6/30/2010	12/31/2009
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	53,802	27,188
Increase (decrease) in deferred income taxes in profit or loss	16,751	26,633
Increase (decrease) in deferred income taxes in equity	775	(19)

Balances to date	71,328	53,802

d.7	Information to be disclosed on profit or loss tax expense (profit)

The Company recognizes current and deferred income taxes as income or expenses and are included in profit, except if they arise from:

(a)	a transaction or event which is recognized in the same period or in a different period, off-income either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued
Current and deferred income tax expenses (income) are detailed as follows
	6/30/2010	6/30/2009
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Expense for current income tax
Expense for current income taxes	(41,148)	(52,790)
Adjustments to prior period current income tax	2,547	(2,590)

Total expense for current income tax, net	(38,601)	(55,380)

Expense for deferred income taxes
Deferred tax expense (income) related to the creation and reversal of temporary differences	(17,427)	13,187

Total expense for deferred income taxes, net	-	-

Expense (income) for income taxes	(56,028)	(42,193)
Expenses (income) for income taxes by foreign and domestic parties are as follows:
	6/30/2010	6/30/2009
	ThUS$	ThUS$
	Profit (losses)	Profit (losses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(3,541)	(4,450)
Current income tax expense, domestic, net	(35,060)	(50,930)

Total current income tax expense, net	(38,601)	(55,380)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(1,306)	(581)
Deferred income tax expense, domestic, net	(16,121)	13,768

Total deferred income tax expense, net	(17,427)	13,187

Expense (income) for income taxes	(56,028)	(42,193)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.8	Participation in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or participations in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the controller, investor or participant is able to control the time for reversal of the temporary difference; and

(b)	it is possible that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or participations in joint ventures because it is not possible that the following requirements are met:

(a) temporary differences are reversed in a foreseeable future; and

(b) the Company has tax earnings against which temporary differences can be used.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.9	Information to be disclosed on the tax effects of other comprehensive income components:

		6/30/2010
		ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedging	4,557	(775)	3,782

Total	4,557	(775)	3,782

		6/30/2010
		ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedging	11,225	(1,908)	9,317

Total	11,225	(1,908)	9,317

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued

d.10	Explanation of the relationship between expense (income) for taxes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method which discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the rate in force in Chile.  This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

	6/30/2010	6/30/2009
	ThUS$	ThUS$
	Profit (loss)	Profit (loss)

Consolidated income before taxes	238,907	215,068
Income tax rate in force in Chile	17%	17%

Tax expense using the legal rate	(40,614)	(36,562)
Tax effect of rates in other jurisdictions	(3,620)	3,247
Tax effect of not deductible (rejected) expenses	-	-
Other increases (decreases) in charge for legal taxes	(11,794)	(8,878)

Tax expense using the effective rate	(56,028)	(42,193)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 28. Income and deferred taxes, continued
d.11	Tax periods potentially subject to verification:

The Group companies are potentially subject to tax audits for income taxes by tax authorities in each country.  These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years.  Below, we provide a summary of tax periods which are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile
In Chile, the tax authority may review tax returns of up to 3 years old from the expiration date of the legal term in which the payment should have been made.  In the event that there is an administrative or legal notice, the review can be extended to a period of 6 years.

b)	United States
In the United States the tax authority may review tax returns of up to 3 years old from the expiration date of the tax return. In the event of detecting an omission or error in the tax return of revenue or cost of sales, the review can be extended up to a period of 6 years.

c)	Mexico:
In Mexico, the tax authority can review tax returns up to 5 years old from the expiration date of the tax return.

d)	Spain:
In Spain, the tax authority can review tax returns up to 4 years old from the expiration date of the tax return.

e)	Belgium:
In Belgium, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

f)	South Africa:
In South Africa, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates

Assets in foreign currency impacted for variations in exchange rates are as follows:

Class of assets	Currency	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Current assets:
Cash and cash equivalents	CLP	193,230	216,081	99
Cash and cash equivalents	CLF	22,145	43,599	-
Cash and cash equivalents	EUR	3,068	3,813	7,676
Cash and cash equivalents	ZAR	2,444	2,586	2,574
Cash and cash equivalents	AED	-	-	176
Cash and cash equivalents	BRL	68	33	4
Cash and cash equivalents	YEN	1,002	823	1,096
Cash and cash equivalents	CNY	28	-	-
Cash and cash equivalents	PEN	109	26	175
Cash and cash equivalents	ARS	-	1	3
Cash and cash equivalents	IDR	5	5	4
Cash and cash equivalents	GBP	6	2	6
Cash and cash equivalents	MXN	102	218	809
Subtotal cash and cash equivalents		222,207	267,187	12,622
Other current financial assets	CLP	122,739	15,043	-
Subtotal other current financial assets		122,739	15,043	-
Other non- financial current assets	CLP	11,937	24,442	24,607
Other non- financial current assets	CLF	-	758	294
Other non- financial current assets	EUR	2,338	2,656	10,197
Other non- financial current assets	ZAR	1,233	17	135
Other non- financial current assets	AED	-	-	135
Other non- financial current assets	BRL	-	3	9
Other non- financial current assets	YEN	48	-	-
Other non- financial current assets	CNY	15	-	-
Other non- financial current assets	MXN	140	442	338
Subtotal other non-financial current assets		15,711	28,318	35,715
Trade and other receivables	CLP	80,057	103,877	100,825
Trade and other receivables	CLF	855	1,735	1,512
Trade and other receivables	EUR	83,681	62,934	43,096
Trade and other receivables	ZAR	20,169	30,977	8,524
Trade and other receivables	AED	-	-	236
Trade and other receivables	BRL	-	20	2
Trade and other receivables	YEN	2	-	-
Trade and other receivables	CNY	54	-	-
Trade and other receivables	MXN	37	7	119
Subtotal trade and other receivables		184,855	199,550	154,314
Trade receivables due from related parties	CLP	556	299	150
Trade receivables due from related parties	EUR	3,789	1,935	3,637
Trade receivables due from related parties	AED	-	-	39
Subtotal Trade receivables due from related parties		4,345	2,234	3,826
Current tax assets	CLP	246	7,954	-
Current tax assets	EUR	208	208	232
Current tax assets	ZAR	-	2	195
Current tax assets	YEN	-	32	721
Current tax assets	MXN	38	469	-
Subtotal current tax assets		492	8,665	1,148
Total current taxes		550,349	520,997	207,625

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates, continued

Class of assets	Currency	6/30/2010 ThUS$	12/31/2009 ThUS$	1/1/2009 ThUS$
Non-current assets:
Other non-current financial assets	CLP	19	20	-
Other non-current financial assets	EUR	3	10	10
Other non-current financial assets	BRL	28	28	19
Other non-current financial assets	YEN	54	52	51
Subtotal Other non-current financial assets		104	110	80
Other non-financial and non-current assets	CLP	512	2,757	353
Other non-financial and non-current assets	CLF	-	5,939	2,449
Other non-financial and non-current assets	BRL	210	245	160
Other non-financial and non-current assets	YEN	309	297	256
Subtotal Other non-financial and non-current assets		1,031	9,238	3,218
Non- current rights receivable	CLP	490	883	327
Non- current rights receivable	CLF	576	787	439
Subtotal Non- current rights receivable		1,066	1,670	766
Investments recorded using participation method	CLP	910	328	473
Investments recorded using participation method	EUR	12,049	12,121	12,483
Investments recorded using participation method	AED	23,838	22,575	5,277
Subtotal Investments recorded using the equity method of accounting		36,797	35,024	18,233
Property, plant and equipment	CLP	1,468	577	290
Property, plant and equipment	ZAR	172	-	-
Property, plant and equipment	YEN	30	-	-
Property, plant and equipment	CNY	52	-	-
Subtotal property, plant and equipment		1,722	577	290
Total non-current assets		40,720	46,619	22,587
Total assets		591,069	567,616	230,212

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates, continued
Liabilities in foreign currency impacted for variations in exchange rates are as follows:
		6/30/2010			12/31/2009
Class of liability	Currency	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	3,380	6,540	9,920	3,649	6,541	10,190
Other current financial liabilities	CLP	1,285	1,268	2,553	30,647	1,268	31,915
Other current financial liabilities	EUR	-	20	20	-	3,327	3,327
Subtotal Other current financial liabilities		4,665	7,828	12,493	34,296	11,136	45,432
Trade and other payables	CLP	77,152	875	78,027	72,888	66	72,954
Trade and other payables	EUR	7,043	98	7,141	65,031	-	65,031
Trade and other payables	BRL	318	-	318	-	-	-
Trade and other payables	MXN	1,035	700	1,735	570	19	589
Trade and other payables	ZAR	494		494	3,840	-	3,840
Subtotal Trade and other payable		86,042	1,673	87,715	142,329	85	142,414
Trade payables due to related parties	EUR	-	781	781	-	23	23
Trade payables due to related parties	CLP	-			-	233	233
Subtotal Trade payables due to related parties		-	781	781	-	256	256
Other short-term provisions	CLP	-	140	140	-	418	418
Other short-term provisions	EUR	-	310	310	-	118	118
Other short-term provisions	BRL	-	1,512	1,512	-	1579	1579
Subtotal Other short-term provisions		-	1,962	1,962	-	2,115	2,115
Current tax liabilities	CLP	-	5,793	5,793	-	27	27
Current tax liabilities	EUR	-	278	278	-	422	422
Current tax liabilities	MXN	-	223	223	-	2	2
Current tax liabilities	ZAR	-	1	1	-	-	-
Subtotal Liabilities due to current taxes		-	6,295	6,295	-	451	451
Current provisions for benefits to employees	MXN	-	233	233	-	-	-
Current provisions for benefits to employees	CLP	-			-	16,375	16,375
Subtotal Current provisions for benefits to employees		-	233	233	-	16,375	16,375
Other non-financial current liabilities	CLP	11,300	6,342	17,642	14,187	13,530	27,717
Other non-financial current liabilities	EUR	1,352	249	1,601	128	299	427
Other non-financial current liabilities	BRL	21	23	44	-	48	48
Other non-financial current liabilities	MXN	419	-	419	162	-	162
Other non-financial current liabilities	ZAR	-	8	8	856	-	856
Subtotal Other non-financial current liabilities		13,092	6,622	19,714	15,333	13,877	29,210
Total current liabilities		103,799	25,394	129,193	191,958	44,295	236,253

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates, continued

		1/1/2009
Class of liability	Currency	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	-	5,352	5,352
Other current financial liabilities	EUR	1,633	-	1,633
Subtotal Other current financial liabilities		1,633	5,352	6,985
Trade and other payables	CLP	68,914	-	68,914
Trade and other payables	CFL	55	171	226
Trade and other payables	EUR	9,962	-	9,962
Trade and other payables	BRL	249	-	249
Trade and other payables	AED	169	-	169
Trade and other payables	MXN	643	-	643
Trade and other payables	ZAR	599	-	599
Subtotal Trade and other payables		80,591	171	80,762
Other short-term provisions	CLP	138	-	138
Other short-term provisions	EUR	7	291	298
Other short-term provisions	BRL	-	1,295	1,295
Other short-term provisions	AED	11		11
Subtotal Other short-term provisions		156	1,586	1,742
Current provisions due to benefits to employees	CLP	-	22,112	22,112
Subtotal Current provisions due to benefits to employees			22,112	22,112
Other current non-financial liabilities	CLP	9,303	10,042	19,435
Other current non-financial liabilities	EUR	74	375	449
Other current non-financial liabilities	BRL	3	18	21
Other current non-financial liabilities	MXN	255	-	255
Subtotal Other current non-financial liabilities		9,635	10,435	20,070
Total current liabilities		92,015	39,656	131,671

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates, continued

		6/30/2010				12/31/2009
Class of liability	Currency	More than 1 up to 3 years ThUS$	More than 3 up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$	More than 1 up to 3 years ThUS$	More than 3 up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,814	63,950	233,514	303,278	6,195	68,144	251,926	326,265
Other non-current financial liabilities	CLP	-	133,444	-	133,444	-	143,956	-	143,956
Subtotal Other non-current financial liabilities		5,814	197,394	233,514	436,722	6,195	212,100	251,926	470,221
Non-current liabilities	CLF	26	-	-	26	187	-	-	187
Non-current liabilities		-	-	-	-	-	-	-	-
Subtotal Non-current liabilities		26	-	-	26	187	-	-	187
Liabilities due to taxes	MXN	631	-	-	631	-	-	-	-
Subtotal liabilities due to taxes		631	-	-	631	-	-	-	-
Non-current provisions for benefits to employees	CLP	-	-	21,473	21,473	-	-	28,171	28,171
Non-current provisions for benefits to employees	MXN	-	-	229	229	-	-	185	185
Non-current provisions for benefits to employees	JPY	-	-	339	339	-	-	326	326
Subtotal Non-current provisions due to benefits to employees		-	-	22,041	22,041	-	-	28,682	28,682
Total non-current liabilities		6,471	197,394	255,555	459,420	6,382	212,100	280,608	499,090

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 29. Disclosures on the effects of variations in foreign currency exchange rates, continued

		1/1/2009
Class of liability	Currency	More than 1 up to 3 years ThUS$	More than 3 up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,056	5,056	75,828	85,940
Subtotal Other non-current financial liabilities		5,056	5,056	75,828	85,940
Non-current liabilities	CLF	398	-	-	398
Subtotal Non-current liabilities		398	-	-	398
Tax liabilities	CLP	18	-	-	18
Subtotal liabilities due to taxes		18	-	-	18
Non-current provisions for benefits to employees	CLP	-	-	19,489	19,489
Non-current provisions for benefits to employees	MXN	-	-	403	403
Non-current provisions for benefits to employees	JPY	-	-	294	294
Subtotal Non-current provisions due to benefits to employees		-	-	20,186	20,186
Total non-current liabilities		5,472	5,056	96,014	106,542

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 30. Asset value impairment

Assets value impairment

The Company assesses on an annual basis any impairment on the amount of Buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method o accounting, in accordance with IAS 36. Assets to which this methodology applies are as follows:

-	Investments recognized using the equity method of accounting
-	Property, plant and equipment
-	Intangible assets
-	Goodwill

a)	Impairment of investments recognized using the equity method of accounting, property, plant and equipment, intangible assets and goodwill.

Assets are reviewed for impairment as to the existence of any indication that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of this impairment, if any. In the event that asset does not generate any cash flows independent from other assets, the Company determines the recoverable amount of the cash generating unit to which this asset belongs according to the business segment (specialty plant nutrient, iodine and derivatives, lithium and derivatives, industrial chemicals, potassium and other products and services.)

The Company conducts impairment tests to intangible assets and goodwill with indefinite useful life on an annual basis and every time there is indication of impairment.

If the recoverable value of an asset is estimated in an amount lower than its carrying value, the latter decreases to its recoverable amount.

b)
Impairment of financial assets: For the case of financial assets with a trading origin, the Company has defined a policy for the recognition of provision for impairment in consideration of the age of the past due balance.

An allowance is made for impairment losses related to trade receivables when there is objective evidence that the Company will be not able to collect all the amounts owed in accordance with the original terms of receivables.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of June 30, 2010

Note 30. Asset value impairment, continued

In accordance with the information presented and evaluating the indication of value impairment of any asset related to the cash flow generating unit, we may conclude that there is no evidence of indication which supports any impairment in the value of assets. Depending on value impairment indication, for the entity:

-
There are no indications of value impairment in each of intangible assets with an indefinite useful life, as well as intangible assets which are not yet available for their use, comparing their carrying amounts to their recoverable amounts.

-	There are no indications of value impairment on goodwill acquired in a business combination

Note 31. Events occurred subsequent to the reporting date

31.1	Authorization of the financial statements

The interim consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries prepared in accordance with generally accepted accounting principles for the period ended June 30, 2010 were approved and authorized for issuance by the Board of Directors at their meeting held on August 31, 2010.

31.2	Disclosures of events occurred subsequent to the reporting date

Management is not aware of any significant events occurred between June 30, 2010 and the date of issuance of these interim consolidated financial statements which may significantly affect them.

31.3	Detail of dividends declared after the reporting date

There are no dividends declared after the reporting sheet date and up to the closing date of these consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: October 26, 2010